   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2000

                                        REGISTRATION STATEMENT NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                              MOLDFLOW CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                                7372                               04-3406763
    (State or Other Jurisdiction          (Primary Standard Industrial                (I.R.S. Employer
 of Incorporation or Organization)        Classification Code Number)               Identification No.)

                           --------------------------

                              430 BOSTON POST ROAD
                          WAYLAND, MASSACHUSETTS 01778
                                 (508) 358-5848
  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)
                           --------------------------

                               MARC J. L. DULUDE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              MOLDFLOW CORPORATION
                              430 BOSTON POST ROAD
                          WAYLAND, MASSACHUSETTS 01778
                                 (508) 358-5848
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

          STUART M. CABLE, P.C.                       KEITH F. HIGGINS, ESQ.
          ANDREW F. VILES, ESQ.                       JOEL F. FREEDMAN, ESQ.
       GOODWIN, PROCTER & HOAR LLP                         ROPES & GRAY
              EXCHANGE PLACE                         ONE INTERNATIONAL PLACE
     BOSTON, MASSACHUSETTS 02109-2881            BOSTON, MASSACHUSETTS 02110-2624
             (617) 570-1000                              (617) 951-7000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
-------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
-------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
-------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
-------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
-------------
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED             PROPOSED
                                                                         MAXIMUM              MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED              BE REGISTERED        PER SHARE(1)       OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, par value $0.01 per share.....   2,685,000 shares         $25.28125           $67,880,157            $17,921

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices on the Nasdaq National Market on November 7, 2000.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2000.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

                                2,335,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    This is a public offering of 2,335,000 shares of common stock of Moldflow Corporation. We are offering 575,000 shares and the selling stockholders identified in this prospectus under "Principal and Selling Stockholders" on page 53 are offering an additional 1,760,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

    Our common stock is quoted on the Nasdaq National Market under the symbol "MFLO." On November 10, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $26.06 per share.

                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE THE SECTION ENTITLED "RISK FACTORS" STARTING ON PAGE 7 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
    Public offering price...................................   $          $
    Underwriting discounts..................................   $          $
    Proceeds, before expenses, to Moldflow..................   $          $
    Proceeds, before expenses, to selling stockholders......   $          $

    The underwriters have an option to purchase 170,000 additional shares of common stock from us and 180,000 additional shares of common stock from the selling stockholders at the public offering price less the underwriting discount to cover any over-allotments of shares.

                            ------------------------

ADAMS, HARKNESS & HILL, INC.

                             ROBERT W. BAIRD & CO.

                                                       A.G. EDWARDS & SONS, INC.

                     Prospectus dated              , 2000.

                         [EDGAR GRAPHICS DESCRIPTIONS]

(Inside Front Cover)

Three pages of graphics follow:

    - Page 1: The first page has the words "Process Wide Plastics Solutions" at the top. The following paragraph is below next to a chart: "Our products work together to optimize the complex process of designing and producing injection molded plastic parts. Moldflow's software technology delivers solutions that provide valuable information and advice at the product design, mold design and part production phases of the process and this information can be shared with colleagues down the hall or around the world." The chart has four columns labeled "Initial Design," "In-Depth Analysis," "Mold Design" and "Production." Across the rows are arrows labeled "Insight," "Advisers" and "Xpert." The Insight arrow runs from In-depth Analysis through Production. The Advisers arrow runs from Initial Design through Mold Design. The Xpert arrow crosses Production only.

      Lower on the page are the MPA, MPI, MPX and plasticszone.com logos with the following respective words beside them: (i) "Moldflow Plastics Advisers helps design engineers to create their initial product designs knowing that these designs will be manufacturable and meet the design requirements," (ii) "Moldflow Plastics Insight allows a specialist to perform comprehensive product reviews to solve complex part and mold design problems and optimize these designs," (iii) "Moldflow Plastics Xpert removes trial-and-error approaches to pre-production mold set-up in the injection molding machine and monitors and controls subsequent production," and (iv) "plasticszone.com is our business and productivity website for professionals working with injection molded plastics." At the bottom of the page is Moldflow's logo and Moldflow's website address www.moldflow.com and the website address for plasticszone: www.plasticszone.com.

    - Pages 2 and 3: Gatefold has the words "Global Concurrent Product Development" at the top. A picture of planet Earth is in center with arrows pointing in from and out to the four corners of the page. Each corner depicts a separate step in the design and production process for plastic parts. The upper left corner has the words "Initial Design" and a picture of a man and a woman viewing a computer monitor depicting a three dimensional image of cell phone outer casings as well as two computer screens with closer views of these casings. Above this picture are the words "The Problem" and the following paragraph: "The creation of injection molded plastic parts is a complex, fragmented global process. Manufacturers in many industries are facing increasing pressure to reduce the time required to bring a plastic part from initial design to production." The upper right corner has the words "In-Depth Analysis" and a picture of a man working at a computer as well as two computer screens depicting three dimensional images of cell phone outer casings. The bottom right corner has the words "Mold Design" and a picture of a metal mold as well as two computer screens depicting cell phone outer casings within a mold. The bottom left corner has the words "Production" and a picture of a large injection molding machine as well as a picture of a computer and a computer screen displaying pages of Moldflow's MPX product. Below the graphics are the words "The Moldflow Solution" and the following paragraph: "Our approach, called Process Wide Plastics Solutions, provides our customers with a software tool for each step in the process, from part design through production monitoring. Using our products can significantly reduce the time it takes to design plastic parts, improve their quality and decrease the cost of production." The bottom center has an arrow pointing down to a picture of a cell phone.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      3

Risk Factors................................................      7

Information Regarding Forward-Looking Statements............     13

Use of Proceeds.............................................     14

Dividend Policy.............................................     14

Price Range of Common Stock.................................     14

Capitalization..............................................     15

Selected Financial Data.....................................     16

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     18

Business....................................................     30

Management..................................................     45

Certain Relationships and Related Transactions..............     52

Principal and Selling Stockholders..........................     53

Description of Capital Stock................................     55

Shares Eligible for Future Sale.............................     59

Underwriting................................................     60

Validity of Common Stock....................................     62

Experts.....................................................     62

Where You Can Find More Information.........................     62

Index to Consolidated Financial Statements..................    F-1

                            ------------------------

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in the jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND OUR CONSOLIDATED FINANCIAL STATEMENTS, THE NOTES TO THOSE STATEMENTS AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

                              MOLDFLOW CORPORATION

    We believe we are the world's leading developer of software solutions that enhance the design, analysis and manufacture of injection molded plastic parts. We have developed a suite of software applications that address the difficulties and variables inherent in the design and production of injection molded plastic parts. We believe we have the widest and most advanced range of software solutions and proprietary technology to address the problems that arise in each phase of the process of designing and manufacturing injection molded plastic parts. Our products enable our customers to speed their products to market, decrease manufacturing costs and reduce costly design and manufacturing errors with an automated and integrated process. Our products are used by more than 3,400 customers at more than 3,800 sites in over 55 countries around the world. Representative customers include Baxter International, BMW, DuPont, Fuji Xerox, Hewlett-Packard, Lego, Motorola, Nokia and Samsung.

    The use of plastics as a manufacturing material is widespread because plastic parts can be formed into an almost limitless number of shapes, are relatively inexpensive to manufacture in volume and are easy to assemble. Injection molding, the dominant method by which plastic parts are produced, is extremely complex due to the inherent difficulties and the many variables encountered in transforming various molten plastic materials into sophisticated part shapes. Common consumer products that make extensive use of injection molded plastic parts include cellular telephones, personal digital assistants, pagers, automobiles, televisions, cameras, toys and personal computers. As product life cycles shrink and the importance of time to market increases, successful manufacturers in these industries must design and build products quickly. In particular, product delays or high product defect rates for manufacturers in rapidly changing industries can result in significant economic and opportunity costs.

    We believe a substantial portion of companies producing injection molded plastic parts continue to employ trial-and-error at most steps of the design and production process. We believe this condition exists today primarily because of the limited availability of specific software tools which are capable of addressing many of the complex and unique issues involved in designing injection molded plastic parts and their molds. Further, the trend toward outsourcing and supply chain management across multiple geographic time zones has exacerbated the inefficiencies and costs occurring in the design and manufacturing of plastic parts.

    Prior to 1997, our products were designed to be used by highly specialized engineers conducting in-depth plastics simulation. Since then, we have developed two new product lines that can be used by design engineers and injection molding machine operators who do not specialize in plastic part design. We believe a large untapped market exists for these new product lines. In particular, we believe that up to 750,000 injection molding machines are currently in use and are being operated without integrated software solutions that can analyze and improve the efficiency of their production.

    Our strategy includes capitalizing on the universal accessibility of the Internet to further grow our business. We have developed several Internet and network-based offerings to expand the usefulness and reach of our products. Earlier this year we introduced plasticszone.com, a business and productivity website for professionals working with injection molded plastics. The plasticszone.com site currently offers, among other things, an application service provider, or ASP, version of one of our product lines on demand via the Internet on a pay-per-use basis. In addition, we recently introduced a browser-based production monitoring system that enables customers to view production data remotely over corporate intranets. Our products are available on a global basis and address each stage of the plastics product development process. We believe that this provides an environment for continuous collaboration across all participants in a supply chain for every plastic part made.

    We operate facilities in 14 countries. We sell our products worldwide primarily through our direct sales force in North America, Europe and Asia and, to a lesser extent, through original equipment manufacturers and distributors. We have distribution arrangements with Parametric Technology Corporation or PTC, Structural Dynamics Research Corporation or SDRC, Unigraphics Solutions, CoCreate and resellers of products of SolidWorks, a subsidiary of Dassault Systemes, and Autodesk. Our research and development efforts involve over 70 research and development personnel located at our United States, Australia and United Kingdom facilities. As a result, our research and development is conducted on an around-the-clock basis.

RECENT DEVELOPMENT

    On November 9, 2000, we entered into a non-binding letter of intent with XBOX Technologies, Inc. to acquire assets relating to its FullMetrics plastics business. We believe that the FullMetrics lines of products for plastic injection molding applications will supplement one of our product lines by adding scheduling functionality and expanded reporting capabilities. We expect this proposed acquisition would expand the range of products that our sales representatives can offer to companies manufacturing plastic parts. The proposed purchase price consists of a $500,000 initial payment and payments of $200,000 to $350,000 per year for five years based on the achievement of revenue targets. The letter of intent is non-binding and the proposed transaction may not occur.

                            ------------------------

    We were reincorporated in Delaware as Moldflow Corporation on January 15, 1997. From 1994 to 1997, we existed as an Australian corporation under the name Moldflow International Pty. Ltd. From 1980 to 1994, we existed as an Australian corporation under the name Moldflow Pty. Ltd. In April 2000, we acquired Advanced CAE Technology, Inc., which had been conducting business as C-Mold, a developer of software solutions for the design and analysis of injection molded plastic parts headquartered in Ithaca, New York. Our principal executive offices are located at 430 Boston Post Road, Wayland, Massachusetts 01778. Our telephone number at that location is (508) 358-5848 and our Internet address is www.moldflow.com. The information contained on our website is not part of this prospectus.

    The name Moldflow and our logo are names and trademarks that belong to us. We have registrations for other names and marks used in this prospectus. This prospectus also contains the trademarks and trade names of other entities that are the property of their respective owners.

                                  THE OFFERING

Shares offered by Moldflow...................  575,000 shares

Shares offered by the selling stockholders...  1,760,000 shares

Common stock to be outstanding after this
  offering...................................  9,871,137 shares

Use of proceeds..............................  For general corporate purposes, including working capital, capital expenditures,
                                               potential strategic investments or
                                               acquisitions. See "Use of Proceeds."

Nasdaq National Market symbol................  MFLO

Risk factors.................................  See "Risk Factors" for discussion of factors you should carefully consider before deciding
                                               to invest in shares of our common stock.

    The number of shares of our common stock that will be outstanding after this offering excludes 946,715 shares of common stock issuable upon exercise of stock options outstanding at November 1, 2000 at a weighted average exercise price of $9.72 per share.

                            ------------------------

    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. IN ADDITION, WE HAVE ADJUSTED ALL OF THE INFORMATION IN THIS PROSPECTUS, EXCEPT AS OTHERWISE NOTED, TO REFLECT A 2.4-TO-1 REVERSE STOCK SPLIT OF OUR COMMON STOCK EFFECTED IN CONNECTION WITH OUR INITIAL PUBLIC OFFERING.

                             SUMMARY FINANCIAL DATA

    The tables below present our summary consolidated financial data which you should read together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus. The pro forma combined statement of operations data for the fiscal year ended June 30, 2000 reflects the combined results of Moldflow and C-Mold as if we had acquired C-Mold on July 1, 1999. The as adjusted balance sheet data as of September 30, 2000 reflects the sale of 575,000 shares of common stock by us in this offering at an assumed price of $26.06 per share after deducting the estimated underwriting discount and offering expenses payable by us.

                                                                                    FISCAL YEAR          THREE MONTHS ENDED
                                                        FISCAL YEAR ENDED              ENDED        -----------------------------
                                                             JUNE 30,              JUNE 30, 2000
                                                  ------------------------------     PRO FORMA       OCTOBER 2,    SEPTEMBER 30,
                                                    1998       1999       2000        COMBINED          1999            2000
                                                  --------   --------   --------   --------------   ------------   --------------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses.............................  $ 8,514    $12,238    $16,742       $19,412          $2,823         $ 5,222
  Services......................................    7,875      7,983     10,627        14,083           2,358           3,602
                                                  -------    -------    -------       -------          ------         -------
    Total revenue...............................   16,389     20,221     27,369        33,495           5,181           8,824
Operating expenses, excluding litigation,
  nonrecurring charges and amortization.........   15,734     18,675     24,429        30,526           5,014           7,947
Litigation......................................       --        620        785         1,536             280              --
Nonrecurring charges............................       --         --        284            70              --              --
Amortization of goodwill and other intangible
  assets........................................       84         --        311         1,470              --             367
                                                  -------    -------    -------       -------          ------         -------
Income (loss) from operations...................      571        926      1,560          (107)           (113)            510
Net income......................................      189        481      3,453         2,063              69             534

Net income per common share:
  Basic.........................................                        $  1.29                                       $  0.06
  Diluted.......................................                        $  0.48                                       $  0.06

Shares used in computing net income per common
  share:
  Basic.........................................                          2,667                                         9,186
  Diluted.......................................                          7,190                                         9,698

                                                                AS OF SEPTEMBER 30,
                                                                       2000
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $33,755      $47,379
Total assets................................................   55,508       69,132
Stockholders' equity........................................   43,007       56,631

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK.

IF WE EXPERIENCE DELAYS IN INTRODUCING NEW PRODUCTS OR IF OUR EXISTING OR NEW PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, WE MAY LOSE REVENUE.

    Our industry is characterized by:

    - rapid technological advances,

    - evolving industry standards,

    - changes in end-user requirements,

    - intense competition,

    - technically complex products,

    - frequent new product introductions, and

    - evolving offerings by product manufacturers.

    We believe our future success will depend, in part, on our ability to anticipate or adapt to these factors and to offer on a timely basis products that meet customer demands. For example, the introduction of new products and services embodying new technologies and the emergence of new industry standards can render our existing products obsolete. The development of new or enhanced products is a complex and uncertain process requiring the anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements and result in unexpected expenses.

    Our growth and profitability also will depend upon our ability to expand the use and market penetration of our existing product lines as well as new products we introduce. Market acceptance of our products will depend in part on our ability to demonstrate the cost-effectiveness, ease of use and technological advantages of our products over competing products.

BECAUSE WE DO NOT HAVE EXTENSIVE EXPERIENCE DEVELOPING INTERNET-ENABLED PRODUCTS, WE MAY INCUR SIGNIFICANT COSTS DEVELOPING INTERNET-ENABLED PRODUCTS AND MAY NOT BE ABLE TO DEVELOP THESE PRODUCTS.

    Our business strategy includes providing additional Internet-related functions to our products to exploit the trend toward worldwide collaborative product development and manufacturing and to explore new pricing and packaging strategies made possible by the Internet. We have limited experience in developing and marketing Internet-enabled products. We may incur significant costs developing Internet-enabled products and may be unable to capitalize on the rapid transformation of the Internet as a computing platform, communications vehicle and distribution channel.

WE MAY EXPERIENCE DIFFICULTY ACHIEVING SALES TARGETS, MAKING TIMELY PRODUCT RELEASES OR OTHERWISE OPERATING OUR BUSINESS IF WE ARE UNABLE TO ATTRACT OR RETAIN KEY PERSONNEL.

    In order to grow our business, we will have to hire additional employees in various countries. Our future success, therefore, will depend, in part, on attracting and retaining additional qualified management, marketing and technical personnel. We do not know whether we will be successful in hiring or retaining qualified personnel. Competition for personnel throughout the software industry is intense.

IF WE BECOME SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WE COULD INCUR SIGNIFICANT EXPENSES AND WE COULD BE PREVENTED FROM OFFERING SPECIFIC PRODUCTS OR SERVICES.

    Our products include proprietary intellectual property. We may become subject to claims that we infringe on the proprietary rights of others. In the United States, a significant number of software and business method patents have been issued over the past decade and the holders of these patents have been actively seeking out potential infringers. If any element of our products or services violates third-party proprietary rights, we might not be able to obtain licenses on commercially reasonable terms to continue offering our products or services without substantial re-engineering and any effort to undertake such re-engineering might not be successful. In addition, any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Any judgment against us could require us to pay substantial damages and could also include an injunction or other court order that could prevent us from offering our products and services.

WE MAY LOSE SALES TO COMPETITORS IF WE ARE UNABLE TO PROTECT IMPORTANT INTELLECTUAL PROPERTY.

    Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our current and future proprietary technology through a combination of patent, copyright, trademark, trade secret and unfair competition laws. We may be unable to maintain the proprietary nature of our technology. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be completely successful in doing so. We face the following risks in protecting our intellectual property, which are explained in greater detail in "Business--Technology and Proprietary Rights" beginning on page 42.

    - we cannot be certain that our pending United States and foreign patent applications will result in issued patents or that the claims allowed are or will be sufficiently broad to protect our technology,

    - third parties may design around our patented technologies or seek to challenge or invalidate our patented technologies,

    - the contractual provisions that we rely on, in part, to protect our trade secrets and proprietary information may be breached, we may not have adequate remedies for any breach and our trade secrets and proprietary information may be disclosed to the public,

    - our trade secrets may also become known without breach of such agreements or may be independently developed by competitors, and

    - foreign countries, including some of those in which we do business, may reduce or limit the protection of our intellectual property rights.

OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY INTERNATIONAL BUSINESS RISKS.

    The majority of our employees, including sales, support and research and development personnel, are located outside of the United States. Conducting business outside of the United States is subject to numerous risks, including:

    - decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries,

    - decreased revenue on foreign sales resulting from possible foreign currency exchange and conversion issues,

    - lower productivity resulting from difficulties managing our sales, support and research and development operations across many countries,

    - lost revenue resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems,

    - lost revenue resulting from the imposition by foreign governments of trade protection measures, and

    - higher cost of sales resulting from import or export licensing requirements.

THE ACQUISITION OF C-MOLD AND FUTURE ACQUISITIONS AND STRATEGIC RELATIONSHIPS MAY RESULT IN LOST REVENUE CAUSED BY BUSINESS DISRUPTIONS AND MISSED OPPORTUNITIES CAUSED BY THE DISTRACTION OF OUR MANAGEMENT.

    If we are unable to effectively integrate C-Mold's products, personnel and systems, our business and operating results will likely suffer. The integration is requiring time and focus by our management team. Further, we cannot guarantee that we will realize any of the benefits or strategic objectives we are seeking to obtain by acquiring C-Mold.

    Additionally, we intend to engage in other acquisitions, such as our proposed acquisition of FullMetrics, and strategic relationships in the future. We may not be able to identify suitable acquisition candidates, and, if we do identify suitable candidates, we may not be able to make such acquisitions on commercially acceptable terms or at all. If we acquire another company, we will only receive the anticipated benefits if we successfully integrate the acquired business into our existing business in a timely and non-disruptive manner. We may have to devote a significant amount of time and management and financial resources to do so. Even with this investment of management and financial resources, an acquisition may not produce the revenues, earnings or business synergies that we anticipated. If we fail to integrate the acquired business effectively or if key employees of that business leave, the anticipated benefits of the acquisition would be jeopardized. The time, capital, management and other resources spent on an acquisition that failed to meet our expectations could cause our business and financial condition to be materially and adversely affected. In addition, acquisitions can involve non-recurring charges and amortization of significant amounts of goodwill and other acquired intangible assets that could adversely affect our results of operations.

WE HAVE MORE LIMITED FINANCIAL AND OTHER RESOURCES THAN MANY OF OUR COMPETITORS AND POTENTIAL COMPETITORS AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST THEM.

    We operate in a highly competitive environment and may not be able to successfully compete. Companies in our industry and entities in similar industries could decide to focus on the development of software solutions for the design, analysis and manufacturing of injection molded plastic parts. Many of these entities have substantially greater financial, research and development, manufacturing and marketing resources than we do. Increased competition may result in price reductions, reduced profitability and loss of market share.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND AS A RESULT PERIOD-TO-PERIOD COMPARISONS OF OUR RESULTS OF OPERATIONS ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS INDICATORS OF FUTURE PERFORMANCE.

    We have experienced significant fluctuations in our results of operations on a quarterly basis. In particular, we have historically experienced lower or relatively unchanged revenue in our first fiscal quarter as compared with the preceding quarter as a result of seasonal factors. We expect to continue to experience significant fluctuations in our future quarterly results of operations due to a variety of factors, many of which are outside of our control, including:

    - seasonal slowdowns, in particular, in our first fiscal quarter, in many of the markets in which we sell our products,

    - the timing and magnitude of capital expenditures, including costs relating to the expansion of our operations and infrastructure,

    - introductions of new products or services or enhancements by us and our competitors,

    - changes in our and our competitors' pricing policies,

    - currency fluctuations, and

    - timing and integration of acquisitions.

WE MAY HAVE DIFFICULTY MANAGING THE EXPANSION OF OUR OPERATIONS, WHICH COULD RESULT IN DAMAGE TO CUSTOMER RELATIONSHIPS OR DELAYED BILLING OR COLLECTION OF REVENUE.

    The implementation of our business strategy could result in a period of rapid growth in the number of our employees and the scope of our operations. In addition, in connection with the acquisition of C-Mold, we have further expanded the number of employees and facilities. Rapid expansion could place a significant strain on our senior management team and our operational, financial and other resources as we attempt to expand our operations in multiple locations around the world. We may have difficulty effectively managing the budgeting, forecasting, global hiring and other business control issues presented by such a rapid expansion. This could, among other things, adversely affect our relationships with our customers and result in delays in billing and collections of revenue from our customers and increased costs.

IF WE ARE UNABLE TO MAINTAIN AND LEVERAGE OUR STRATEGIC ALLIANCES, WE MAY BE UNABLE TO GROW AS PLANNED.

    We are, and will continue to be, dependent to some extent on distribution arrangements and strategic partnerships with third-parties because we sell a portion of our products through these third parties. In addition, we may sell other products through third-party distributors in the future. These third parties may not fulfill their agreements with us. In particular, third-party distributors may breach or terminate their distribution agreements with us or fail to devote sufficient time and resources to successfully commercialize, or increase sales of, our products. As a result, our revenues from these arrangements depend, in part, on third parties' sales of our products.

DISRUPTION OF OPERATIONS AT OUR DEVELOPMENT FACILITIES COULD INTERFERE WITH OUR PRODUCT DEVELOPMENT AND PRODUCTION CYCLES.

    A significant portion of our computer equipment, source code and personnel, including critical resources dedicated to research and development, is presently located at operating facilities in Australia, the United States and the United Kingdom. The occurrence of a natural disaster or other unanticipated catastrophe at any of these facilities could cause interruptions in our operations and services. Extensive or multiple interruptions in our operations at any of these facilities could severely disrupt our product development.

OUR MOLDFLOW PLASTICS XPERT (MPX) PRODUCT LINE MAY LEAD TO PRODUCT LIABILITY CLAIMS AGAINST US.

    We have designed our Moldflow Plastics Xpert (MPX) product line to be installed directly on our customers' injection molding machines and to automatically adjust the operation of these machines. As a result, it is possible that our customers may claim that our product interfered with the proper operation of their machines and may seek reimbursement for consequential and other damages from us. Although we expressly disclaim any liability for consequential or other damages in connection with our sale of the MPX product, this disclaimer may not protect us from claims for damages from our customers and these claims may adversely affect our relationships with our customers or our reputation generally. In addition, our insurance coverage limits may not be adequate to protect us against any product liability claims that arise. This insurance is expensive and may not be available on acceptable terms, or at all.

OUR OFFICERS, DIRECTORS AND THEIR AFFILIATES HAVE AND WILL CONTINUE TO HAVE SUBSTANTIAL INFLUENCE OVER MATTERS REQUIRING A STOCKHOLDER VOTE.

    Upon the closing of this offering, funds associated with Ampersand Ventures will own approximately 27.0% of our outstanding common stock, or 25.2% if the underwriters' over-allotment option is exercised in full. Ampersand will, therefore, have the ability to exert significant influence over our board of directors and the outcome of stockholder votes. Furthermore, officers, directors and their affiliates, including Ampersand, will beneficially own approximately 36.7% of our outstanding common stock, or 34.4% if the underwriters' over-allotment option is exercised in full. If all of these stockholders were to vote together as a group, they may have the ability to elect our board of directors and control the outcome of stockholder votes.

OUR STOCK PRICE IS HIGHLY VOLATILE AND COULD EXPERIENCE SUBSTANTIAL DECLINES AND OUR MANAGEMENT'S ATTENTION MAY BE DIVERTED FROM MORE PRODUCTIVE TASKS.

    The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, following this offering, including:

    - a decrease in the demand for our common stock,

    - revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter,

    - downward revisions in securities analysts' estimates or changes in general market conditions,

    - technological innovations by competitors or in competing technologies,

    - investor perception of our industry or our prospects, and

    - general technology or economic trends.

    In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. Such litigation often results in substantial costs and a diversion of management's attention and resources and could harm our business, financial condition and results of operations.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

    The market price of our common stock could decline as a result of sales of shares by our existing stockholders after this offering, or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have 9,871,137 shares of common stock outstanding, or 10,041,137 shares if the underwriters' over-allotment option is exercised in full. All of the shares sold in this offering will be freely tradeable. Of the remaining shares, 1,562 shares will be subject to 60-day lock-up agreements, 810,492 shares will be subject to 75-day lock-up agreements and

3,017,510 shares will be subject to 120-day lock-up agreements. As of November 1, 2000, options to purchase 946,715 shares of our common stock were outstanding, options to purchase 1,598,288 shares of our common stock are available for future grant under our stock option plan and 500,000 shares are available for future sale under our employee stock purchase plan. The shares issued upon the exercise of these options, which are subject to vesting, and under our employee stock purchase plan will be eligible for sale in the public market.

WE HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING AND MAY USE THE PROCEEDS IN A MANNER WITH WHICH YOU DISAGREE.

    Our board of directors and management have broad discretion over the use of the net proceeds of this offering. You may disagree with the judgment of our board of directors and management regarding the application of the proceeds of this offering.

PROVISIONS OF DELAWARE LAW AND OF OUR CHARTER AND BY-LAWS MAY MAKE A TAKEOVER MORE DIFFICULT.

    Provisions in our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We also have a staggered board of directors which makes it difficult for stockholders to change the composition of the board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS, YOU WILL BENEFIT FROM AN INVESTMENT IN OUR COMMON STOCK ONLY IF IT APPRECIATES IN VALUE.

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. In addition, our existing credit facility does not permit us to pay cash dividends. As a result, the success of your investment in our common stock will depend entirely upon its future appreciation. There is no guaranty that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the sections on "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

    - our business strategy,

    - the market opportunity for our products,

    - our estimates regarding our capital requirements and our need for additional financing, and

    - our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

    In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," "continue" and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus. You should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospects could harm our business, prospectus, operating results and financial condition.

                                USE OF PROCEEDS

    The net proceeds to us from our sale of 575,000 shares of common stock in this offering are estimated to be approximately $13.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $17.8 million. We intend to use the proceeds of this offering for general corporate purposes, including working capital, capital expenditures and potential strategic investments or acquisitions. We will not receive any proceeds from the sale of shares by selling stockholders. See "Principal and Selling Stockholders."

    Until used, we intend to invest these proceeds in government securities and other short-term, investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. In addition, our existing credit facility does not permit us to pay cash dividends.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market since our initial public offering on March 28, 2000 and currently trades under the symbol "MFLO." The following table sets forth the high and low sales prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated.

                                                                HIGH       LOW
                                                              --------   --------
FISCAL YEAR ENDED JUNE 30, 2000
  Third Quarter (from March 28 through April 1, 2000).......   $17.25     $14.00
  Fourth Quarter............................................   $18.88     $13.13

FISCAL YEAR ENDING JUNE 30, 2001
  First Quarter.............................................   $31.06     $14.56
  Second Quarter (through November 10, 2000)................   $29.00     $19.38

    On November 10, 2000, the closing sale price of our common stock on the Nasdaq National Market was $26.06 per share. The number of record holders of our common stock as of November 1, 2000 was approximately 93. We believe that the number of beneficial owners of our common stock at that date was substantially greater.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2000 on an actual basis and as adjusted to reflect the sale of 575,000 shares of common stock by us in this offering at an assumed price of $26.06 per share after deducting the estimated underwriting discount and offering expenses payable by us.

                                                               AS OF SEPTEMBER 30,
                                                                       2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt, net of current portion......................  $   840      $   840
                                                              -------      -------
Stockholders' equity:
  Undesignated preferred stock, par value $0.01 per share;
    5,000,000 shares authorized; no shares issued and
    outstanding, actual and as adjusted.....................       --           --
  Common stock, par value $0.01 per share; 60,000,000 shares authorized; 9,291,007 shares issued and outstanding,
    actual; 9,866,007 shares issued and outstanding, as
    adjusted................................................       93           99
  Additional paid-in capital................................   49,502       63,120
  Deferred compensation.....................................      (43)         (43)
  Notes receivable from stockholders........................     (213)        (213)
  Accumulated deficit.......................................   (7,726)      (7,726)
  Accumulated other comprehensive income....................    1,394        1,394
                                                              -------      -------
    Total stockholders' equity..............................   43,007       56,631
                                                              -------      -------
      Total capitalization..................................  $43,847      $57,471
                                                              =======      =======

    The above table excludes 914,373 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2000 at a weighted average exercise price of $9.16 per share. The above table also assumes no exercise of the underwriters' over-allotment option.

                            SELECTED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 1998, 1999 and 2000 and the balance sheet data at June 30, 1999 and 2000 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the year ended June 30, 1997 and the balance sheet data at June 30, 1997 and 1998 are derived from our audited consolidated financial statements not included in this prospectus. The statement of operations data for the year ended June 30, 1996 and the balance sheet data at June 30, 1996 are derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments necessary for a fair presentation of that data. The interim statement of operations data for the three-month periods ended
October 2, 1999 and September 30, 2000 and the interim balance sheet data at September 30, 2000 are derived from our unaudited consolidated interim financial statements appearing elsewhere in this prospectus which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments necessary for a fair presentation of that data. The data for the three-month period ended
September 30, 2000 are not necessarily indicative of results for the year ending June 30, 2001 or any future period. The computation of basic and diluted net income (loss) per common share has been adjusted retroactively for all periods presented to reflect the redesignation of our common and preferred stock in March 1998. As a result of the treatment of this redesignation, we had no common stock outstanding prior to June 30, 1998 for purposes of computing net income
(loss) per common share. Accordingly, basic net income (loss) per common share was zero for the years ended June 30, 1996, 1997 and 1998.

                                                                                                 THREE MONTHS ENDED
                                                  FISCAL YEAR ENDED JUNE 30,                ----------------------------
                                     ----------------------------------------------------   OCTOBER 2,    SEPTEMBER 30,
                                       1996       1997       1998       1999       2000        1999            2000
                                     --------   --------   --------   --------   --------   -----------   --------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses................  $ 6,531    $ 6,743    $ 8,514    $12,238    $16,742      $2,823         $ 5,222
  Services.........................    7,472      8,080      7,875      7,983     10,627       2,358           3,602
                                     -------    -------    -------    -------    -------      ------         -------
    Total revenue..................   14,003     14,823     16,389     20,221     27,369       5,181           8,824
                                     -------    -------    -------    -------    -------      ------         -------
Costs and expenses:
  Cost of software licenses
    revenue........................      261        377        397        378        785         169             341
  Cost of services revenue.........    2,615      1,904      1,685      1,319      1,057         236             343
  Research and development.........    3,535      3,527      3,062      3,466      4,074         835           1,587
  Selling and marketing............    6,094      6,703      7,287      9,673     13,495       2,698           4,291
  General and administrative.......    2,550      3,719      3,303      3,839      5,018       1,076           1,385
  Litigation.......................       --         --         --        620        785         280              --
  Nonrecurring charges.............       --         --         --         --        284          --              --
  Amortization of goodwill and
    other intangible assets........    2,904      2,370         84         --        311          --             367
                                     -------    -------    -------    -------    -------      ------         -------
    Total operating expenses.......   17,959     18,600     15,818     19,295     25,809       5,294           8,314
                                     -------    -------    -------    -------    -------      ------         -------
  Income (loss) from operations....   (3,956)    (3,777)       571        926      1,560        (113)            510
Interest income (expense), net.....      135       (139)      (238)      (177)       427          (1)            371
Other income (loss), net...........      (24)        17         19        (92)     1,717         (34)             35
                                     -------    -------    -------    -------    -------      ------         -------
  Income (loss) before income
    taxes..........................   (3,845)    (3,899)       352        657      3,704        (148)            916
Provision (benefit) for income
  taxes............................      414        371        163        176        251        (217)            382
                                     -------    -------    -------    -------    -------      ------         -------
  Net income (loss)................   (4,259)    (4,270)       189        481      3,453          69             534
Accretion on convertible preferred
  stock............................      482        741         80         --         --          --              --
                                     -------    -------    -------    -------    -------      ------         -------
  Net income (loss) available to
    common stockholders............  $(4,741)   $(5,011)   $   109    $   481    $ 3,453      $   69         $   534
                                     =======    =======    =======    =======    =======      ======         =======

                                                                                                 THREE MONTHS ENDED
                                                  FISCAL YEAR ENDED JUNE 30,                ----------------------------
                                     ----------------------------------------------------   OCTOBER 2,    SEPTEMBER 30,
                                       1996       1997       1998       1999       2000        1999            2000
                                     --------   --------   --------   --------   --------   -----------   --------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income per common share:
  Basic............................  $    --    $    --    $    --    $  1.82    $  1.29      $ 0.20         $  0.06
  Diluted..........................  $    --    $    --    $  0.04    $  0.08    $  0.48      $ 0.01         $  0.06
Shares used in computing net income
  per share:
  Basic............................       --         --         --        265      2,667         353           9,186
  Diluted..........................       --         --      5,228      6,166      7,190       6,292           9,698

                                                               AS OF JUNE 30,
                                            ----------------------------------------------------   AS OF SEPTEMBER 30,
                                              1996       1997       1998       1999       2000             2000
                                            --------   --------   --------   --------   --------   --------------------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities..............................  $ 1,638    $ 1,009    $ 1,700    $ 1,240    $35,711          $33,755
Working capital...........................     (572)    (3,260)    (1,999)    (2,108)    30,991           29,808
Working capital, net of deferred
  revenue.................................    1,528       (501)       984      1,310     36,094           34,366
Total assets..............................   16,432     13,940     14,336     10,247     57,323           55,508
Long-term debt, net of current portion....       --        524        890         --        852              840
Redeemable convertible preferred stock....    9,582     10,322         --         --         --               --
Stockholders' equity (deficit)............   (5,340)   (10,584)        34      1,270     43,778           43,007

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Our primary business is the development, sale and support of software applications for the design and manufacture of injection molded plastic parts. Our products allow a product designer or engineer to simulate the manufacture of a plastic part to determine and maintain the optimal part design and manufacturing conditions throughout the manufacturing process.

    We develop software products internally and through cooperative research relationships with a number of public and private educational and research organizations around the world. Prior to June 1997, our products consisted solely of our Moldflow Plastics Insight (MPI) series for in-depth mold design. Since then, we have introduced additional modules of our MPI product series and have also introduced two new product lines. Our Moldflow Plastics Advisers (MPA) series for part design and high level mold design was introduced in fiscal 1997 and our Moldflow Plastics Xpert (MPX) series for production set-up and production monitoring was introduced in fiscal 1999. Earlier this year we introduced plasticszone.com, a business and productivity website for professionals working with injection molded plastics. The plasticszone.com site currently offers four primary services, including one which provides our customers with access to our IMPA product, an application service provider, or ASP, version of one of our MPA series of products. In addition, we recently introduced IMPX, a browser-based production monitoring system that enables MPX customers to view production data remotely over corporate intranets.

    We sell our products and services internationally through our direct sales operations in 14 countries. We also sell through a network of distributors and value-added resellers and through distribution arrangements with developers of other design software products.

    In April 2000, we completed the acquisition of Advanced CAE
Technology, Inc., which had been conducting business as C-Mold. The acquisition was accounted for as a purchase. Accordingly, the operating results of C-Mold have been included in our results of operations from the date of the acquisition.

    We generate revenue from two principal sources:

    - license fees for our packaged software products, and

    - services revenue derived from maintenance and support services related to our software products, consulting, training and material testing.

    SOFTWARE LICENSES REVENUE. Typically, our customers pay an up-front, one-time fee for a perpetual license of our software products. The amount of the fee depends upon the number and type of software modules purchased and the number of the customers' employees or other users who can access the software product simultaneously. Our MPA product is subject to the terms of a "shrink-wrapped" or "click-wrapped" software license agreement that is pre-packaged with the software and is also included as part of each customer's installation process. Revenue for our IMPA product is earned on a pay-per-use basis. For sales of our MPI and MPX products, we generally require a signed license agreement. In addition, we receive royalty payments from original equipment manufacturers related to the bundling of our software with their design software programs.

    We recognize software licenses revenue when evidence of a purchase commitment exists, delivery has occurred upon shipment of the product to the customer, no significant installation obligations remain, the license fee is fixed and determinable, and collectibility is probable. Installation of the software by Moldflow is not essential to its functionality, and typically is completed by our customers.

    SERVICES REVENUE. We also derive revenue from maintenance and support contracts, which require us to provide technical support services to customers and unspecified product upgrades and enhancements on a when-and-if-available basis. Maintenance and support contract revenue is invoiced in advance and is recognized ratably over the term of the corresponding maintenance agreement, which typically is twelve months.

    Maintenance and support contracts are often entered into at the same time as the sale of our software licenses, and we consider these multiple elements of a single arrangement. Payment for this arrangement is typically received up-front, and the total fee is then allocated ratably to these elements based upon vendor specific objective evidence of fair value for each, which is determined based on prices charged to our customers when these elements are sold separately. The revenue allocated to each of these elements is then recognized as described above.

    We also provide consulting services, training of customers' employees, and material testing services. Revenue is recognized as the services are performed.

    COST OF SOFTWARE LICENSES REVENUE. Cost of software licenses revenue consists primarily of the costs associated with compact discs and related packaging material, duplication and shipping costs, hardware components for our MPX products and the salaries of our distribution personnel. In some cases, we pay royalties to third parties for usage-based licenses of their products that are embedded in our software programs. Product royalties are expensed when the related obligation arises, which is generally upon the sale of our products, and are included in cost of software licenses revenue.

    COST OF SERVICES REVENUE. Cost of services revenue consists primarily of salary, fringe benefit and facility related costs of our maintenance and support, consulting and training activities and of our material testing laboratory in Australia, and is expensed when incurred. Additionally, from time to time, we engage outside consultants to meet peaks in customer demand for our consulting services.

    RESEARCH AND DEVELOPMENT. We maintain a development staff to enhance our existing products and to develop new ones. Product development expenditures, which include salaries, benefits and travel and facilities costs, are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. We typically establish technological feasibility upon the completion of a working model. Accordingly, due to the minimal level of software development costs incurred subsequent to the establishment of technological feasibility, costs eligible for capitalization have not been significant to date.

    SELLING AND MARKETING. We sell our products primarily through our direct sales force and indirect distribution channels. Selling and marketing expenses consist primarily of personnel costs, commissions to employees, sales office facilities, travel and promotional events such as trade shows, advertising, print and web-based collateral materials, and public relations programs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include our personnel, routine legal, audit and other costs of our executive management, finance, human resources and administrative support activities.

    LITIGATION. Our litigation expenses consisted of legal costs incurred to pursue our claims against C-Mold regarding theft of our trade secrets and to defend against related counterclaims.

Upon the closing of our acquisition of C-Mold, all related claims were dismissed. As a result, we anticipate no further significant litigation costs to be incurred in connection with this action.

    NONRECURRING CHARGES. In connection with our acquisition of C-Mold, we incurred nonrecurring charges to immediately expense purchased in-process research and development costs and lease termination costs.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS. These costs represent the amortization of intangible assets recorded in connection with our acquisition of C-Mold, including goodwill, developed technology, assembled workforce and protective covenants.

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net includes our cost of borrowings, including interest cost incurred on our working capital lines of credit and stockholder loans, offset in part by interest income earned on invested cash balances.

    OTHER INCOME (LOSS), NET. Other income (loss), net includes realized and unrealized gains and losses arising from translation of foreign currency denominated asset and liability balances, recognized gains and losses on our foreign currency hedging instruments, and other non-operating income and expense items.

    PROVISION FOR INCOME TAXES. Our provision for income taxes includes federal, state and foreign taxes on our income in the countries in which we do business. Our income taxes during prior periods, in particular 1999 and 2000, have been significantly reduced by the use of our net operating loss carryforwards. We do not expect our current net operating loss carryforwards to significantly impact our results in future periods, and as a result, we expect our effective income tax rate to increase from that experienced in 1999 and 2000.

    Our fiscal year end is June 30. References to 1998, 1999 or 2000 mean the fiscal year ended June 30, unless otherwise indicated. During the fiscal year, we follow a schedule in which each interim quarterly period ends on the Saturday of the thirteenth full week of the reporting period.

RESULTS OF OPERATIONS

    The following table sets forth statement of operations data for the periods indicated as a percentage of total revenue:

                                                      FISCAL YEAR ENDED               THREE MONTHS ENDED
                                                           JUNE 30,              ----------------------------
                                                ------------------------------   OCTOBER 2,    SEPTEMBER 30,
                                                  1998       1999       2000        1999            2000
                                                --------   --------   --------   -----------   --------------
Revenue:
  Software licenses...........................    51.9%      60.5%      61.2%        54.5%           59.2%
  Services....................................    48.1       39.5       38.8         45.5            40.8
                                                 -----      -----      -----        -----           -----
    Total revenue.............................   100.0%     100.0%     100.0%       100.0%          100.0%
                                                 =====      =====      =====        =====           =====
Costs and expenses:
  Cost of software licenses revenue...........     2.4%       1.9%       2.9%         3.3%            3.9%
  Cost of services revenue....................    10.3        6.5        3.9          4.6             3.9
  Research and development....................    18.7       17.1       14.9         16.1            18.0
  Selling and marketing.......................    44.4       47.8       49.3         52.1            48.6
  General and administrative..................    20.2       19.0       18.3         20.8            15.7
  Litigation..................................      --        3.1        2.9          5.4              --
  Nonrecurring charges........................      --         --        1.0           --              --
  Amortization of goodwill and other
    intangible assets.........................     0.5         --        1.1           --             4.2
                                                 -----      -----      -----        -----           -----
    Total operating expenses..................    96.5       95.4       94.3        102.3            94.3
                                                 -----      -----      -----        -----           -----
Income (loss) from operations.................     3.5        4.6        5.7         (2.3)            5.7
Interest income (expense), net................    (1.5)      (0.9)       1.6           --             4.2
Other income (loss), net......................     0.1       (0.5)       6.2         (0.7)            0.5
                                                 -----      -----      -----        -----           -----
  Income (loss) before income taxes...........     2.1        3.2       13.5         (3.0)           10.4
Provision (benefit) for income taxes..........     1.0        0.9        0.9         (4.2)            4.3
                                                 -----      -----      -----        -----           -----
Net income....................................     1.1%       2.3%      12.6%         1.2%            6.1%
                                                 =====      =====      =====        =====           =====

  THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THREE MONTHS ENDED OCTOBER 2, 1999

    Revenue

    SOFTWARE LICENSES REVENUE. Software licenses revenue increased by 85%, or $2.4 million, to $5.2 million for the three months ended September 30, 2000 from $2.8 million for the three months ended October 2, 1999. The increase in software licenses revenue was primarily attributable to an increase in our direct sales force and increased sales, particularly in Japan and North America. To a lesser extent, the increase was attributable to our acquisition of C-Mold. Revenue from software licenses accounted for 59% of total revenue during the three-month period ended September 30, 2000 compared to 55% during the three-month period ended October 2, 1999.

    SERVICES REVENUE. Services revenue increased by 53%, or $1.2 million, to $3.6 million for the three months ended September 30, 2000 from $2.4 million for the three-month period ended October 2, 1999. This increase was due primarily to an increase in the amount of revenue derived from maintenance and support contracts resulting from the growth in our software licenses revenue and our installed-user base in fiscal year 2000, in part resulting from our acquisition of C-Mold. No customer accounted for more than 10% of the total revenue during the three-month periods ended September 30, 2000 and October 2, 1999.

    The following table sets forth our revenue by geographic region for the three months ended October 2, 1999 and September 30, 2000:

                                                          THREE MONTHS ENDED
                                                      --------------------------
                                                      OCTOBER 2,   SEPTEMBER 30,
                                                         1999          2000
                                                      ----------   -------------
                                                        (IN THOUSANDS, EXCEPT
                                                           PERCENTAGE DATA)
Revenue
  USA...............................................    $1,506        $2,831
  Europe............................................     2,216         3,396
  Asia/Australia....................................     1,459         2,597
                                                        ------        ------
    Total revenue...................................    $5,181        $8,824
                                                        ======        ======
% of Total revenue
  USA...............................................      29.1%         32.1%
  Europe............................................      42.8          38.5
  Asia/Australia....................................      28.1          29.4
                                                        ------        ------
    Total...........................................     100.0%        100.0%
                                                        ======        ======

    Costs and expenses

    COST OF SOFTWARE LICENSES REVENUE. The cost of software licenses revenue increased 102%, or $172,000, to $341,000 for the three months ended
September 30, 2000 from $169,000 for the three months ended October 2, 1999. This increase was primarily attributable to increased personnel costs and distribution costs associated with new product rollouts as well as an increased percentage of our revenue attributable to our MPX products which have a higher cost than our other products.

    COST OF SERVICES REVENUE. The cost of services revenue increased 45%, or $107,000, from $236,000 for the three months ended October 2, 1999 to $343,000 for the three months ended September 30, 2000. This increase resulted from increased personnel costs, primarily related to our acquisition of C-Mold.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 90%, or $752,000, to $1.6 million for the three months ended September 30, 2000 from $835,000 for the three months ended October 2, 1999. This increase was attributable to increased personnel costs, primarily related to the addition of research and development personnel in connection with our acquisition of C-Mold.

    SELLING AND MARKETING. Selling and marketing expenses increased 59%, or $1.6 million, to $4.3 million for the three months ended September 30, 2000 from $2.7 million for the three months ended October 2, 1999. This increase was due principally to the increase in the direct sales force, an increase in sales commissions and an increase in spending for promotional activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 29%, or $309,000, to $1.4 million for the three months ended September 30, 2000 from $1.1 million for the three months ended October 2, 1999. This resulted from additional personnel costs and an increase in professional fees.

    LITIGATION. The litigation expenses incurred for the three months ended October 2, 1999 amounted to $280,000 and consisted of legal costs to pursue our claims against C-Mold regarding theft of our trade secrets and to defend against counterclaims. The litigation was suspended during the third quarter of fiscal 2000, and upon the closing of our acquisition of C-Mold, all related claims were dismissed. There were no litigation expenses incurred in the three months ended September 30, 2000.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS. These costs represent the amortization of intangible assets recorded in connection with our acquisition of C-Mold. Amortization for the three months ended September 30, 2000 was $367,000. There was no amortization incurred in the three months ended October 2, 1999.

    Other income and expenses

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net increased to income of $371,000 in the three months ended September 30, 2000 from an expense of $1,000 for the three months ended October 2, 1999. The change was primarily the result of interest earned on the investment of the unused portion of the proceeds from our initial public offering of common stock in March 2000.

    OTHER INCOME (LOSS), NET. Other income (loss), net increased to income of $35,000 in the three months ended September 30, 2000 from a loss of $34,000 for the three months ended October 2, 1999. The change was based primarily on foreign currency movements that resulted in realized and unrealized exchange gains and losses on intercompany account balances and the recognized gains and losses on our foreign exchange hedging instruments.

    PROVISION FOR INCOME TAXES. The provision for income taxes increased to $382,000 in the three months ended September 30, 2000. For the three months ended October 2, 1999 the income tax provision was impacted by the receipt of a tax rebate in Germany of $201,000.

  COMPARISON OF FISCAL YEARS 2000, 1999 AND 1998

    Revenue

    SOFTWARE LICENSES REVENUE. Software licenses revenue increased from the prior year by 44% in 1999 from $8.5 million to $12.2 million and by 37% in 2000 from $12.2 million to $16.7 million. Several factors have contributed to these increases. We introduced new products, including our MPX product and new modules for our MPI product line, and released new version updates to existing products, including our MPA product, which was first introduced in fiscal 1997. We increased our direct sales coverage, adding new sales offices in Italy and Sweden, and increased the number of our sales representatives from 20 at June 30, 1998 to 25 at June 30, 1999 and 38 at June 30, 2000. As a result, we have increased the proportion of total licenses revenue sold directly to end-user customers from 67% in 1998 to 76% in 2000.

    SERVICES REVENUE. Services revenue has a lower gross profit margin than licenses revenue and accounted for approximately 39% of our total revenue in 1999 and 2000. Revenue from services increased 1% in 1999 and 33% in 2000. These increases were primarily in the sale of maintenance contracts, which was the result of growth in our customer base arising from software license sales. To a lesser extent, the acquisition of C-Mold provided additional services revenue during the fourth quarter of 2000.

    The following table sets forth our revenue by geographic region for each of 1998, 1999 and 2000:

                                                                FISCAL YEAR ENDED JUNE 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT
                                                                     PERCENTAGE DATA)
Revenue
  USA.......................................................  $ 5,521    $ 6,974    $ 7,804
  Europe....................................................    5,856      8,235     10,399
  Asia/Australia............................................    5,012      5,012      9,166
                                                              -------    -------    -------
    Total revenue...........................................  $16,389    $20,221    $27,369
                                                              =======    =======    =======
% of Total revenue
  USA.......................................................     33.7%      34.5%      28.5%
  Europe....................................................     35.7       40.7       38.0
  Asia/Australia............................................     30.6       24.8       33.5
                                                              -------    -------    -------
    Total...................................................    100.0%     100.0%     100.0%
                                                              =======    =======    =======

    The improvement in economic conditions during 2000 in Asia, particularly in Japan and Korea, was the primary factor driving the growth of sales in that region.

    Costs and Expenses

    COST OF SOFTWARE LICENSES REVENUE. Our cost of software licenses revenue was relatively unchanged during 1998 and 1999, at $397,000 and $378,000, respectively, but increased by 108% in 2000 to $785,000 due to the increase in MPX sales, which have a lower gross margin than our other products, and an increase in personnel costs.

    COST OF SERVICES REVENUE. Our cost of services revenue has decreased during the last three years from $1.7 million in 1998 to $1.3 million in 1999 and $1.1 million in 2000, as we have been implementing our strategy of redirecting field technical personnel from largely passive roles of customer hotline and maintenance services to active roles in pre-sales activities and customer retention programs. Consequently, these costs are being redirected to selling and marketing.

    RESEARCH AND DEVELOPMENT. Our research and development expenses increased from the prior year by 13% in 1999 from $3.1 million to $3.5 million and by 18% in 2000 from $3.5 million to $4.1 million. These increases were driven primarily by headcount additions. Though our research organization is geographically dispersed, with facilities in Australia, the United Kingdom and the United States, the majority of our expenses have historically been incurred in Australia. This has resulted in lower overall cost incurred for our research and development organization than would be the case if our development activities were primarily located in the United States. With the acquisition of C-Mold in April 2000, we now have significant development activities in the United States.

    SELLING AND MARKETING. Our selling and marketing expenses increased from the prior year by 33% in 1999 from $7.3 million to $9.7 million and by 40% in 2000 from $9.7 million to $13.5 million. This increase was due principally to the continued redirection of field technical personnel to pre-sales support roles and to an increase in the number of direct sales force personnel and, to a lesser extent, an increase in promotional activities in connection with the rollout of new products.

    GENERAL AND ADMINISTRATIVE. Our general and administrative expenses increased from the prior year by 16% in 1999 from $3.3 million to $3.8 million and by 31% in 2000 from $3.8 million to $5.0 million. This increase is the result of additional hiring of corporate staff, increased costs for professional services incurred as a result of becoming a publicly-held company and increased management compensation expenses related to operating performance.

    LITIGATION. The litigation expenses incurred amounted to $785,000 in 2000 and $620,000 in 1999 and consisted of legal costs to pursue our claims against C-Mold regarding theft of our trade secrets and to defend against counterclaims. The litigation was suspended during the third quarter of fiscal 2000, and upon the closing of our acquisition of C-Mold, all related claims were dismissed.

    NONRECURRING CHARGES. Our acquisition of C-Mold was accounted for as a purchase and, accordingly, the operating results of C-Mold have been included in our results of operations from the date of acquisition. In connection with the acquisition, we incurred nonrecurring charges of $284,000 to immediately expense purchased in-process research and development and for lease termination costs. In the opinion of management, the purchased in-process research and development had not yet reached technological feasibility and had no alternative future use. Consequently, our nonrecurring charges included $214,000 to write off such in-process research and development costs during the fourth quarter of 2000.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS. These costs represent the amortization of intangible assets acquired, including goodwill, developed technology, assembled workforce and protective covenants. These charges in 2000 resulted from our acquisition of C-Mold and in 1998 from the acquisition of a third-party distributor of our products.

    Other Income and Expenses

    INTEREST INCOME (EXPENSE), NET. Our interest income (expense), net improved in 1999 to an expense of $177,000 in 1999 from an expense of $238,000 in 1998 and in 2000 from an expense of $177,000 in 1999 to income of $427,000 in 2000 due primarily to a reduction in the amount of interest expense incurred as a result of a reduction in the level of bank and stockholder debt outstanding and an increase in interest income on the available cash balance from the investment of the unused portion of the proceeds of our initial public offering of common stock in March 2000.

    OTHER INCOME (LOSS), NET. Other income (loss), net includes foreign currency transaction gains and losses, miscellaneous income and expense, and realized gains and losses on the sale or disposal of assets. During 2000, we realized a gain of $1.7 million on the sale of a portion of our minority investment in a software company in connection with that company's initial public offering in India.

    PROVISION FOR INCOME TAXES. Our effective income tax rate was 46% for 1998, 27% for 1999 and 7% for 2000. The lower tax rates in 1999 and 2000 were primarily the result of the use of net operating loss carryforwards, or NOLs. It is management's opinion that our remaining NOLs will not be sufficient to maintain the effective tax rate for 2000 in future periods.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth the unaudited quarterly consolidated statement of operations data for each of the nine quarters in the period ended September 30, 2000. In the opinion of management, the unaudited financial results include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our results of operations for those periods and have been prepared on the same basis as the audited consolidated financial statements. The quarterly data should be read in conjunction with our audited consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                          QUARTER ENDED
                                -------------------------------------------------------------------------------------------------
                                OCT. 3,    JAN. 2,    APR. 3,    JUN. 30    OCT. 2,    JAN. 1,    APR. 1,    JUN. 30,   SEPT. 30,
                                  1998       1999       1999       1999       1999       2000       2000       2000       2000
                                --------   --------   --------   --------   --------   --------   --------   --------   ---------
                                                                         (IN THOUSANDS)
Revenue:
  Software licenses...........   $2,350     $2,925     $3,555     $3,408     $2,823     $3,828     $4,594     $5,497     $5,222
  Services....................    1,838      2,131      1,845      2,169      2,358      2,495      2,489      3,285      3,602
                                 ------     ------     ------     ------     ------     ------     ------     ------     ------
    Total revenue.............    4,188      5,056      5,400      5,577      5,181      6,323      7,083      8,782      8,824
                                 ------     ------     ------     ------     ------     ------     ------     ------     ------
Costs and expenses:
  Cost of software licenses
    revenue...................       77         91        116         94        169        153        163        300        341
  Cost of services revenue....      290        315        363        351        236        255        233        333        343
  Research and development....      895        859      1,031        681        835        874        939      1,426      1,587
  Selling and marketing.......    2,086      2,529      2,526      2,532      2,698      3,113      3,363      4,321      4,291
  General and
    administrative............      794        941      1,065      1,039      1,076      1,201      1,244      1,497      1,385
  Litigation..................       --         --        150        470        280        250        255         --         --
  Nonrecurring charges........       --         --         --         --         --         --         --        284         --
  Amortization of goodwill and
    other intangible assets...       --         --         --         --         --         --         --        311        367
                                 ------     ------     ------     ------     ------     ------     ------     ------     ------
    Total operating
      expenses................    4,142      4,735      5,251      5,167      5,294      5,846      6,197      8,472      8,314
                                 ------     ------     ------     ------     ------     ------     ------     ------     ------
Income (loss) from
  operations..................       46        321        149        410       (113)       477        886        310        510
Interest income (expense),
  net.........................      (41)       (44)         8       (100)        (1)       (38)       (16)       482        371
Other income (loss), net......       50        (72)       (19)       (51)       (34)       (30)     1,703         78         35
                                 ------     ------     ------     ------     ------     ------     ------     ------     ------
  Income (loss) before income
    taxes.....................       55        205        138        259       (148)       409      2,573        870        916
Provision (benefit) for income
  taxes.......................       (3)        60         62         57       (217)        45        423         --        382
                                 ------     ------     ------     ------     ------     ------     ------     ------     ------
  Net income..................   $   58     $  145     $   76     $  202     $   69     $  364     $2,150     $  870     $  534
                                 ======     ======     ======     ======     ======     ======     ======     ======     ======

                                                                          QUARTER ENDED
                                -------------------------------------------------------------------------------------------------
                                OCT. 3,    JAN. 2,    APR. 3,    JUN. 30,   OCT. 2,    JAN. 1,    APR. 1,    JUN. 30,   SEPT. 30,
                                  1998       1999       1999       1999       1999       2000       2000       2000       2000
                                --------   --------   --------   --------   --------   --------   --------   --------   ---------
                                                               (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
  Software licenses...........    56.1%      57.9%      65.8%      61.1%      54.5%      60.5%      64.9%      62.6%       59.2%
  Services....................    43.9       42.1       34.2       38.9       45.5       39.5       35.1       37.4        40.8
                                 -----      -----      -----      -----      -----      -----      -----      -----       -----
    Total revenue.............   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%      100.0%
                                 =====      =====      =====      =====      =====      =====      =====      =====       =====
Costs and expenses:
  Cost of software licenses
    revenue...................     1.8%       1.8%       2.1%       1.7%       3.3%       2.4%       2.3%       3.4%        3.9%
  Cost of services revenue....     6.9        6.2        6.7        6.3        4.6        4.0        3.3        3.8         3.9
  Research and development....    21.4       17.0       19.1       12.2       16.1       13.8       13.3       16.2        18.0
  Selling and marketing.......    49.8       50.0       46.8       45.4       52.1       49.2       47.5       49.2        48.6
  General and
    administrative............    19.0       18.6       19.7       18.6       20.8       19.0       17.6       17.0        15.7
  Litigation..................      --         --        2.8        8.4        5.4        4.0        3.6         --          --
  Nonrecurring charges........      --         --         --         --         --         --         --        3.2          --
  Amortization of goodwill and
    other intangible assets...      --         --         --         --         --         --         --        3.5         4.2
                                 -----      -----      -----      -----      -----      -----      -----      -----       -----
    Total operating
      expenses................    98.9       93.6       97.2       92.6      102.3       92.4       87.6       96.3        94.3
                                 -----      -----      -----      -----      -----      -----      -----      -----       -----
Income (loss) from
  operations..................     1.1        6.4        2.8        7.4       (2.3)       7.6       12.4        3.7         5.7
Interest income (expense),
  net.........................    (1.0)      (0.9)       0.1       (1.8)        --       (0.6)      (0.2)       5.5         4.2
Other income (loss), net......     1.2       (1.4)      (0.4)      (1.0)      (0.7)      (0.5)      24.2        0.9         0.5
                                 -----      -----      -----      -----      -----      -----      -----      -----       -----
Income (loss) before income
  taxes.......................     1.3        4.1        2.5        4.6       (3.0)       6.5       36.4       10.1        10.4
Provision (benefit) for income
  taxes.......................    (0.1)       1.2        1.1        1.0       (4.2)       0.7        6.0         --         4.3
                                 -----      -----      -----      -----      -----      -----      -----      -----       -----
  Net income..................     1.4%       2.9%       1.4%       3.6%       1.2%       5.8%      30.4%      10.1%        6.1%
                                 =====      =====      =====      =====      =====      =====      =====      =====       =====

    Our quarterly results have varied in the past and may vary significantly in the future depending on many factors, many of which are outside of our control. The primary factors that may affect us include the following:

    - seasonal slowdowns, in particular, in our first fiscal quarter, in many of the markets in which we sell our products,

    - start-up expenses for new facilities and new personnel,

    - our success in expanding our sales and marketing programs,

    - currency fluctuations, and

    - the timing and integration of acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, we have financed our operations and met our capital expenditure requirements primarily through private sales of our capital stock, stockholder loans, funds generated from operations and borrowings from lending institutions. In March 2000, we completed our initial public offering of common stock. As of September 30, 2000, our primary sources of liquidity consisted of our total cash equivalents balance of $19.9 million, our marketable securities balance of $13.8 million and available borrowings of $2.3 million under our $3.3 million domestic and foreign revolving lines of credit, which are secured by substantially all of our assets. Our marketable securities balance at September 30, 2000 included $2.0 million related to our minority investment in a publicly traded Indian software company which is recorded at market value at the end of each reporting period. This value has been subject to significant fluctuation in the past. As of September 30, 2000, there were no amounts outstanding on our lines of credit. Borrowings under our lines of credit are subject to a borrowing base of 80% of eligible domestic accounts receivable, 30% of eligible foreign accounts receivable, and 90% of a standby letter of credit issued by an Australian bank. The assets of our Australian subsidiary secure the standby letter of credit. Interest on these lines of credit is payable monthly at rates of prime plus 1.25% for the domestic line and prime plus 1.5% for the foreign line. The standby letter of credit is subject to a fee of 0.5% per annum. The credit facilities expire on December 31, 2000. We are currently negotiating with the bank to modify and extend the terms of these arrangements.

    Net cash provided by operating activities was $771,000 in 1998, $1.2 million in 1999, $1.4 million in 2000 and $949,000 in the three months ended September 30, 2000. The cash provided by operations in 1998, 1999, 2000 and the three months ended September 30, 2000 reflected primarily the impact of increases in net income prior to non-cash charges.

    Net cash used in investing activities was $729,000 in 1998, $854,000 in 1999, $11.9 million in 2000 and $8.1 million in the three months ended
September 30, 2000. In 1998 and 1999, cash was used for purchases of property and equipment, primarily for computers, networking and materials laboratory test equipment to support our global product development activities, and to enable data communications among our worldwide development, sales, customer support and administrative organizations. In 2000, in addition to the purchase of fixed assets, $7.9 million, net of cash acquired, was used to purchase C-Mold and $5.0 million was invested in marketable securities. Also in 2000, $1.8 million was provided by the proceeds from the sale of a portion of our minority investment in an Indian software company. In the three months ended
September 30, 2000, net cash used in investing activities reflected primarily the investment of cash in marketable securities and the purchase of fixed assets.

    Net cash provided by financing activities was $716,000 in 1998, $35.9 million in 2000 and $9,000 in the three months ended September 30, 2000. Net cash of $907,000 was used in financing

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activities in 1999. In 1998, 1999 and 2000, cash was provided from borrowings on our line of credit and used in payments on our debt obligations. In 2000, $36.9 million was provided by the initial public offering of our common stock.
In the three months ended September 30, 2000, net cash provided by financing activities was provided primarily by the exercise of employee stock options, offset by payments on debt obligations.

    We believe that the net proceeds of this offering, together with our current cash, cash equivalents, marketable securities and available lines of credit will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months following the date of this prospectus. On a long-term basis or to complete acquisitions in the short term, we may require additional external financing through credit facilities, sales of additional equity or other financing vehicles. There can be no assurance that such financing can be obtained on favorable terms, if at all.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB Opinion No. 25." FIN
No. 44 addresses the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 became effective July 1, 2000, but certain conclusions in FIN No. 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. Our adoption of FIN No. 44 in the first quarter of fiscal 2001 did not have a material impact on our financial position or results of operations.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." This statement was amended by the issuance of SAB 101B, "Second
Amendment: Revenue Recognition in Financial Statements," which delayed the implementation date of SAB 101 until the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB 101 summarizes the Commission's views in applying generally accepted accounting principles to selected revenue recognition issues in financial statements. We do not expect the adoption of SAB 101 to have a material impact on our financial position and results of operations.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. During the three months ended September 30, 2000, we began to engage in hedging activities and as such have adopted the accounting and reporting requirements of SFAS 133.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We develop our products in research centers in Australia, the United Kingdom and the United States. We sell our products globally through our direct sales force and indirect distributor channels. As a result, our financial results are affected by factors such as changes in foreign currency exchange rates and weak economic conditions in foreign markets. In the future, we expect to increase our

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international operations in our existing markets and in geographic locations where we do not have any operations now.

    We collect amounts representing a substantial portion of our revenue and pay amounts representing a substantial portion of our operating expenses in foreign currencies. As a result, changes in currency exchange rates from time to time may affect our operating results. We have begun to engage in hedging transactions designed to reduce our exposure to changes in currency exchange rates. We cannot assure you, however, that any efforts we make to hedge our exposure to currency exchange rate changes will be successful.

EUROPEAN UNION CURRENCY CONVERSION

    On January 1, 1999, eleven member nations of the European Economic and Monetary Union began using a common currency, the Euro. For a three-year transition period ending June 30, 2002, both the Euro and each of the currencies for such member countries will remain in circulation. After June 30, 2002, the Euro will be the sole legal tender for those countries. The adoption of the Euro will affect many financial systems and business applications as the commerce of those countries may be transacted both in the Euro and the existing national currency during the transition period. Significant portions of our revenue have been historically generated in Europe. Of the eleven countries currently using the Euro, we have subsidiary operations in France, Germany, Ireland, Italy, Netherlands and Spain. We have assessed the potential impact of the Euro conversion in a number of areas, particularly on our pricing and other marketing strategies. Although we do not currently expect that the conversion, either during or after the transition period, will have an adverse effect on our operations or financial condition, there can be no assurance that it will not have some unexpected adverse impact.

IMPACT OF INFLATION

    We believe that our revenue and results of operations have not been significantly impacted by inflation during the past three fiscal years.

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                                    BUSINESS

OVERVIEW

    We believe we are the world's leading developer of software solutions that enhance the design, analysis and manufacture of injection molded plastic parts. Common consumer products that make extensive use of plastic parts include cellular telephones, personal digital assistants, pagers, automobiles, televisions, cameras, toys and personal computers. The commercial success of each of these products often relies heavily upon reducing the time to bring new products to market, reducing engineering and manufacturing costs, and improving product quality and design.

    Participants in all aspects of the injection molded plastic parts manufacturing process, including part designers, mold designers, manufacturing engineers and machine operators, use our products. Our products enable our customers to speed their products to market, decrease manufacturing costs and reduce costly design and manufacturing errors by:

    - assisting part designers in the selection of a plastic material,

    - determining the strength, rigidity and ease of manufacturing of a given part design,

    - predicting the amount a plastic part will shrink or warp during production,

    - optimizing production conditions such as machine temperatures, injection speeds, cooling, times and the locations in a mold to inject the plastic,

    - identifying and providing optimized solutions for adverse variations during production, and

    - providing features which facilitate collaboration over shared media, such as the Internet.

    Prior to 1997, we offered a single product line, Moldflow Plastics Insight
(MPI), which was designed to be used by highly specialized engineers conducting in-depth plastics simulation. Our two newest product lines, Moldflow Plastics Advisers (MPA) and Moldflow Plastics Xpert (MPX), can be used by participants in all phases of the design and production process for injection molded plastic parts. These phases include initial part design, mold design, production set-up and production and process monitoring by design engineers and injection molding machine operators, many of whom do not specialize in plastic part design. We believe a large, untapped market for our new product lines exists.

    Our strategy includes capitalizing on the universal accessibility of the Internet to further grow our business. We have developed several Internet- and network-based offerings to expand the usefulness and reach of our products. Earlier this year we introduced plasticszone.com, a business and productivity website for professionals working with injection molded plastics. The plasticszone.com site currently offers four primary services, including one which provides our customers with access to our IMPA product, the application service provider, or ASP, version of MPA. IMPA enables customers to use our MPA Part Adviser product on demand via the Internet on a pay-per-use basis. In addition, we recently introduced IMPX, a browser-based production monitoring system that enables MPX customers to view production data remotely over corporate intranets.

    Our products are used by more than 3,400 customers at more than 3,800 sites in over 55 countries around the world. We sell our products primarily through our direct sales force in North America, Europe and Asia and, to a lesser extent, through original equipment manufacturers and through distributors in defined geographic regions. Representative customers include Baxter International, BMW, DuPont, Fuji Xerox, Hewlett-Packard, Lego, Motorola, Nokia and Samsung. We have distribution arrangements with Parametric Technology Corporation or PTC, Structural Dynamics Research Corporation or SDRC, Unigraphics Solutions, CoCreate and resellers of products of SolidWorks, a subsidiary of Dassault Systemes, and Autodesk.

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    Our development efforts are focused on creating tools that improve the entire span of product development for injection molded plastic parts to enable our customers to enhance their competitiveness and reduce their costs. We believe we have the widest and most advanced range of software solutions and proprietary technology to address the problems that arise in each phase of the process of designing and manufacturing injection molded plastic parts.

INDUSTRY BACKGROUND

  INJECTION MOLDED PLASTICS INDUSTRY

    From high technology to traditional manufacturing, companies in many industries today make extensive use of plastic materials to produce component parts for their products. The widespread use of plastics as a manufacturing material has occurred because plastic parts can be formed into an almost limitless number of shapes, are relatively inexpensive to manufacture in volume and are easy to assemble. Common consumer products that make extensive use of plastic parts include cellular telephones, personal digital assistants, pagers, automobiles, televisions, cameras, toys and personal computers. The commercial success of each of these products often relies heavily upon reducing the time to bring new products to market, reducing engineering and manufacturing costs, and improving product quality and design.

    In high technology industries, the use of plastics has become increasingly important as weight, cost and quality are standard points of competitive differentiation. Most importantly, because plastics can be molded into extremely complex shapes, they are uniquely suited for use in high technology products. Products such as cell phones, personal digital assistants or PDAs, and notebook computers have all employed increasingly complex designs characterized by smaller parts, reduced weight, more sophisticated shapes and lower tolerances. These complexities often lengthen the time to market for new products. As product life cycles shrink and time to market becomes increasingly important, successful manufacturers in these industries must design and build products quickly and correctly the first time. In particular, production delays or high product defect rates for manufacturers in rapidly changing industries can represent significant economic and opportunity costs. For example, according to IC Insights, Inc. analog cellular handset and digital cellular/PCS handset production is forecast to grow from 275 million units in 1999 to 920 million units in 2004.

    The use of plastics also continues to increase in traditional industries such as the automotive industry in large part due to improvements in the injection molding process. Automobile manufacturers frequently find that plastic parts provide the same or superior functionality at a lower cost than other alternatives and permit a single part to replace multiple parts. Reducing the number of parts decreases assembly costs and simplifies the overall product development process. For instance, industry trade journals have reported that DaimlerChrysler predicts that the 75-100 metal parts currently used on a typical car's body structure could be replaced by 6-12 plastic parts on future cars. In addition to cost savings and enhanced part performance, the use of plastics in the automobile industry can yield improvements in other important design criteria such as fuel economy due to the weight savings achieved by using plastics instead of other heavier structural materials. For example, industry trade journals have reported that DaimlerChrysler has recently produced a new hardtop for its Jeep Wrangler model which uses plastics on external components and weighs 23 pounds less than its current production hardtop.

  INJECTION MOLDING PROCESS

    The dominant method for producing plastic parts with complex shapes is injection molding. We believe that in 1999 up to 750,000 injection molding machines were in operation on a worldwide basis. Injection molding involves the injection of molten plastic into a cavity called the mold, usually

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made of metal, where it is packed under pressure, subsequently cooled, and then ejected, yielding a final part.

    The injection molding process is extremely complex. It requires the matching of part geometry to mold geometry, as well as accommodating varying material, machine, and environmental operating conditions. Not only must the mold cavity be machined precisely to produce the desired shape of the final part, it also must account for shrinkage and warpage of the plastic material as it cools and is ejected. Problems can arise in this process if the molten plastic enters the mold at the wrong temperature, if the locations of the points of entry of the plastic into the mold are mismatched to the design of the part, or if the properties of the chosen plastic are poorly matched to the product's function. Each of these potential problems can cause an excessive number of defective or substandard parts to be produced or require several attempts to remachine the mold.

    The process of designing and producing injection molded plastic parts consists of four distinct steps, the design portion of which can take from several weeks to several months depending on the complexity and other attributes of the part being designed:

    - PART DESIGN--A design engineer, who typically does not specialize in the design of plastic parts, lays out the initial design of the end product, including the plastic components. These design engineers face difficult plastic-related decisions which often fall outside of their area of specialization, including: selecting a plastic material out of which the plastic portion of the product will be made from among the thousands of plastic materials currently available, estimating the strength and rigidity of the part, designing the part with shapes and thicknesses that can be readily produced using injection molding, and completing each of the steps in a cost efficient manner.

    - MOLD DESIGN--After the part has been designed, typically a second engineer designs the mold into which injection molding machines can pack the selected plastic material to create the part. Designing a mold requires the engineer to estimate many important variables, including the amount the plastic part will warp or shrink and the optimal locations for injecting plastic into the mold. The cost of a mold can vary from as little as a few thousand dollars to more than one million dollars.

    - PRODUCTION SET-UP--After the mold has been designed and built, the mold is fastened into an injection molding machine. A machine operator then adjusts several machine settings, such as machine temperature, injection speed and cooling time until the machine produces acceptable parts. In many instances, once acceptable parts are made with some frequency, the operator makes little or no effort to improve the machine's set-up to optimize speed or minimize failure rates.

    - PRODUCTION AND PROCESS MONITORING--Once commercial production begins, machine operators monitor the injection molding machine's performance, which will vary over time. This variation can be caused by operating conditions which shift as a result of factors such as temperature fluctuations and lot-to-lot variations in the plastic raw material.

    Traditionally, these steps have been carried out through a trial-and-error process which requires a significant amount of guesswork throughout. As a result, the design and development process has been inherently inefficient. An incorrect guess at any step of this process may produce suboptimal parts or require that portions or all of the process be repeated, delaying production and increasing costs.

    The inefficiencies and resulting cost increases occurring in this process are further exacerbated when companies outsource one or more of these steps. Many companies have set up supply chains to match expertise and cost structures to each step of this process and take advantage of available networks to establish "design anywhere, build anywhere" collaborations with suppliers and between

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divisions across their company. The part design, mold design and production steps often occur in geographically separated facilities. As a result, the iterative process of designing a plastic part is frequently hindered by having to coordinate this process across multiple locations and time zones.

  ABSENCE OF SOFTWARE SOLUTIONS FOR THE INJECTION MOLDED PLASTICS INDUSTRY

    Although many industries have embraced software tools to improve their product design and production processes, we believe that a substantial portion of companies in the injection molded plastics industry continue to employ a trial-and-error process at most steps of the design and development process. We believe this condition exists today primarily because of the limited availability of specific software tools capable of addressing many of the complex and unique issues involved in designing injection molded plastic parts and their molds. In addition, we believe that up to 750,000 injection molding machines are currently in use worldwide and are being operated without integrated software tools which can analyze and improve the efficiency of their production.

THE MOLDFLOW SOLUTION

    Using our extensive knowledge of designing and manufacturing with plastics, we have developed a suite of software applications which enhance our customers' ability to optimize the design and production process for injection molded plastic parts. Our approach, which we call Process Wide Plastics Solutions, provides our customers with a software tool for each step in this process, from part design through production monitoring, in an integrated environment. Together, our suite of products permit plastics manufacturers for the first time to significantly decrease the guesswork involved in each step of the injection molding process by replacing the traditional trial-and-error process with an automated and integrated process.

    Our products can significantly reduce the time it takes to design plastic parts for injection molding, improve the quality of the plastic part produced and decrease the cost of the production process by:

    - assisting part designers in the selection of a plastic material based on their design criteria,

    - determining the strength and rigidity of a given part design,

    - evaluating the ease of manufacturing a given part design,

    - predicting the amount a part will shrink or warp during production,

    - determining the optimal locations in a mold to inject the plastic material,

    - selecting optimal machine temperatures, injection speeds and cooling times for part production,

    - identifying and providing solutions for adverse variations during production, and

    - providing features which facilitate collaboration over shared media, such as the Internet.

    With direct sales offices and distribution partners worldwide, we believe that we are uniquely positioned to deliver our evolving suite of software tools to customers in any part of the world.

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OUR STRATEGY

    We plan to extend our position as the leading provider of software solutions that enhance the design, analysis and manufacture of injection molded plastic parts. Key elements of our strategy are to:

  CAPITALIZE ON MARKET OPPORTUNITY FOR EXPANDED PRODUCT OFFERINGS

    We focus our research and development efforts on developing new products to address unmet market needs. We developed Moldflow Plastics Advisers (MPA) to provide plastic part and mold design solutions to design engineers who are not highly specialized in plastics simulation. Prior to its introduction in June 1997, no software solution existed specifically for use by these design engineers for the design of injection molded plastic parts. We have continued to expand and enhance the functionality of our MPA product since its release, including the introduction of Mold Adviser in 1999 and the addition of IMPA in 2000. Our MPA product line has contributed significantly to our revenue since its introduction. We developed Moldflow Plastics Xpert (MPX), our newest product line initially introduced in September 1998, to optimize the production set-up and monitoring of injection molding machines. Since that time, MPX functionality has been continuously extended, most recently with the introduction of IMPX, our browser-based production monitoring system that allows the user to view production data from injection molding machines remotely over corporate intranets. No software solution currently exists with functionality comparable to our MPX product to address this market. We believe MPX represents a significant opportunity for growth and we intend to vigorously pursue this largely untapped market. In addition, we will continue to develop new product lines and expand our existing product lines as opportunities arise.

  LEVERAGE THE INTERNET TO PROVIDE SOLUTIONS TO OUR CUSTOMERS

    We will continue to use the Internet to allow users of our products, including part and mold designers, machine operators, suppliers, business customers and outsourcing plants, to share product data and coordinate product design and development on a worldwide basis. Our recently introduced plasticszone.com website enables our customers to access our IMPA product on demand over the Internet. We are also partnering with other businesses, such as GE Plastics, in distribution arrangements which allow them to promote and distribute IMPA on their websites, further expanding the reach of our products. Moreover, IMPX takes advantage of the Internet by allowing remote users to actively review and monitor the injection molding process using corporate intranets.

  FOCUS ON DIRECT SELLING MODEL

    We believe that a key element of our success over the last three years has been our focus on creating a highly effective direct sales organization. Most of our products are sold through this organization, which encompassed 40 sales associates employed at sales offices located in 14 countries as of November 13, 2000 compared to 28 sales associates in nine countries as of March 1, 2000. Over the last three years, we have implemented a new sales model which involves teaming each sales associate with an engineer. Each team works together to conduct a thorough evaluation of potential customers' design and manufacturing processes and provide them with a detailed analysis of the cost savings our products could produce.

  EXPAND OUR GLOBAL PRESENCE

    We will continue to build on our existing global presence in sales, support and research and development, which we believe provides us with a competitive advantage. In part as a result of our acquisition of C-Mold, over the past six months we have added new direct sales and support offices in Japan, the Netherlands, China, Spain, Singapore and Taiwan. We also have direct sales and support offices in the United States, Australia, the United Kingdom, France, Germany, Italy, Sweden

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and Korea. In addition, we extend our geographic coverage by selling our products through over 100 distributors worldwide. Our research and development team has grown over the past six months from approximately 50 to over 70 research and development personnel who are located at our United States, Australia and United Kingdom facilities. Our personnel share software code among these facilities and are able to electronically update colleagues in most cases every two hours and, at a minimum, at the end of each team's working day. As a result, our research and development continues on an around-the-clock basis. We believe that this geographically dispersed, team-oriented approach to product development and delivery helps us to bring new products to market faster.

  SELECTIVELY ENGAGE IN ACQUISITIONS AND STRATEGIC RELATIONSHIPS

    We intend to selectively engage in acquisitions and enter into strategic relationships to accelerate the implementation of elements of our strategy. We may pursue acquisitions, partnerships or licensing arrangements to obtain technology to improve or broaden our product offerings if we determine that to do so would be more cost effective or timely than developing our own.

OUR PRODUCTS

    We offer software solutions for all phases of designing and manufacturing injection molded plastic parts. We have categorized our product offerings into three distinct families, the Moldflow Plastics Advisers (MPA) series for part design and high-level mold design which is available on a perpetual license basis and portions of which are available on an ASP model, the Moldflow Plastics Insight (MPI) series for more in-depth mold design and the Moldflow Plastics Xpert (MPX) series for production set-up and production monitoring. In addition, we have recently introduced plasticszone.com, which we believe to be the world's first e-business site designed for predictive engineering for injection molded plastics. Our products employ complex and proprietary mathematical concepts. For example, our MPA and MPI products employ our patented Dual Domain technology, which permits users to conduct complex plastic flow simulations using solid model data generated by their design modeling software. As a result, users can eliminate the otherwise necessary, time consuming and error prone step of creating a unique mathematical representation to be used solely for simulating plastics flows. Our products run on the most widely used computing platforms and operating systems, including various versions of Windows and UNIX.

  MOLDFLOW PLASTICS ADVISERS

    Our MPA series provides part and mold designers with applications that permit them to quickly check the ultimate manufacturability of their designs at an early stage in the design process. We have designed MPA to input its results directly into MPX to enhance the efficiency of machine set-up. The MPA series consists of three products:

        PART ADVISER is a user-friendly application which enables product designers without expertise in designing plastic parts to address key manufacturing concerns in the preliminary design stage. Part Adviser offers practical advice for the broad range of problems it identifies without the need to consult with engineers who specialize in plastic part design. For the first time, part designers are able to receive rapid feedback on the extent to which a number of factors, including modifications such as part geometry, material selection or plastic fill locations affect the manufacturability of a plastic part. In addition, Part Adviser permits the designer to create reports which can be instantly shared with fellow team members across the Internet.

        MOLD ADVISER extends the capabilities of Part Adviser to permit the mold designer to layout and analyze an optimal mold. This product eliminates the need to design and build molds through trial-and-error, enabling a mold designer to create molds quickly and efficiently.

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        IMPA is a fully functional, ASP version of our Part Adviser product. We introduced IMPA to provide access to our Part Adviser product on a pay-per-use basis. Customers download IMPA onto their desktop, laptop or home computers and are then able to perform plastic flow analyses. For each specific part geometry, IMPA creates a unique digital fingerprint that is exchanged at plasticszone.com for an authorization key that allows unlimited analyses to then be performed. This patent-pending ASP model allows the customer to pay a use fee for each separate geometric configuration, while protecting the privacy of a part's design and eliminating bandwidth constraints by avoiding transmission of large proprietary data files over a public network.

    The following is an example of how one of our customers has used MPA:

    POLAROID CORPORATION, a producer of instant and digital imaging products, recently used our MPA product in the design of its new digital microscope camera product. Among the many challenges faced by Polaroid in designing their product was the modification of an existing mold used to produce the camera's shutter.

    - Polaroid estimated that the use of our MPA product reduced their overall product development time by 50% and enabled them to take the digital microscope camera product from concept to market in only nine months.

    - Polaroid design engineers were able to verify that the existing mold could be modified to reflect the design of the new shutter and produce parts of acceptable quality.

  MOLDFLOW PLASTICS INSIGHT

    The MPI series contains our broadest set of predictive capabilities for injection molding for use by highly specialized design engineers. The MPI series assists design engineers in determining the optimal combination of part geometry, material choice, mold design and processing parameters to produce quality finished products. MPI allows the optimization of the variables which remain in the mold designer's control to adjust. For instance, a mold designer often receives a part design and is not permitted to make changes to the design, but rather must create a mold design and a set of operating conditions best suited for the part as designed. MPI may also be used in connection with a completed mold which was poorly designed and is producing defective parts at an unacceptable rate. In these cases, MPI can be used to find the best possible operating conditions for the mold-part combination to minimize the defects. The results generated by our MPI products can be input directly into our MPX product to reduce machine set-up time.

    All applications in the MPI series use an integrated environment which permits users to easily import all of the most commonly used types of computer-generated models, select and compare material grades, prepare models for analysis, sequence a series of analysis jobs, undertake advanced analysis post-processing and use Internet-based capabilities to enhance collaboration with team members. In these applications, we believe that we offer the broadest integration with existing computer-aided design products in the plastics software industry.

        MPI/FLOW predicts the flow and subsequent packing of plastics at the start of the injection molding cycle to enable users to optimize locations for plastic filling and processing conditions, assess possible part defects and automatically determine the dimensions for a balanced feed system for the plastic material.

        MPI/COOL is used to design cooling circuits and a mold block around a part to optimize mold design by adjusting the size and locations of the cooling circuits. Because many warpage problems result from improper cooling design, using MPI/COOL for mold designs enhances ultimate product quality. MPI/COOL also enables all the benefits of mold cooling analysis to be applied to gas injection molded parts.

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        MPI/WARP AND MPI/SHRINK predict and identify the cause and amount of warpage and shrinkage in plastic parts. The mathematical tools incorporated in these products permit the user to analyze warpage for the more than 4,700 plastics materials in our database.

        MPI/FUSION allows users to work directly from three-dimensional solid models to perform detailed calculations. Based upon the same patented technology at the core of the MPA series of products, MPI/FUSION permits more rapid investigation into the characteristics of the plastic parts and molds being analyzed.

        MPI/FLOW3D uses a fully three-dimensional meshing and solving technology to analyze thick plastic parts. The majority of the MPI modules are focused on the broadest class of plastic parts, those that are termed thin wall. There are plastic parts, however, that are very thick or have widely varying thicknesses throughout. Until the development of MPI/FLOW3D, creators of these types of products had no commercially viable product alternative to investigate the filling process to produce better parts and molds.

        MPI/STRESS predicts the structural integrity of plastic components under stress to quickly predict whether initial concept designs meet desired structural requirements and whether the part will permanently deform if put under load. The stress analysis calculates the amount of force which will cause buckling and predicts the final buckled shape.

        MPI/FIBER utilizes sophisticated visualization tools to provide insight into the part's properties by allowing the user to see how fiber alignment varies throughout the part's layers. The fiber analysis also predicts the effects of fiber orientation. The effects of plastic flow on fiber orientation have a significant impact on the mechanical and structural properties of fiber filled plastic injection molded parts. Plastics are often filled with various forms and quantities of fibers to tailor the material's operating characteristics, such as strength or resistance to bending.

        MPI/OPTIM automatically determines the optimum processing conditions to be set for a specific part on an injection molding machine to produce a part of acceptable quality. These results may be used as input for MPX to ensure molding machine setup is as quick and efficient as possible. The results may also be used in isolation, as an input to assist the operator in finding the best settings for a specific machine to produce the desired parts.

        MPI/GAS provides predictive capabilities for the gas injection molding process. The gas injection molding process is very similar to the injection molding process described earlier but the machine produces an injection of air, timed within the filling phase to follow the injection of plastic, to produce wider, but hollow, channels within the part. These channels add structural rigidity to the end product that is often desirable for large parts such as television casings and lawn furniture.

        MPI/TSETS provides tools to simulate the major thermoset molding processes. Thermoset materials are a type of plastic which are used for products which must withstand higher temperatures without alteration in their material properties. Because other plastics may deform when exposed to high temperatures, thermoset materials are used for a variety of plastic parts such as chip holders in integrated circuits, distributor caps and other automotive engine components and electrical outlets.

        CM2K, formerly a C-Mold product, provides an easy-to-use environment which enables the simulation of a wide variety of complex molding processes, including the encapsulation of semiconductors. We are currently developing a series of products that will integrate CM2K with our MPI series of products.

    The following is an example of how one of our customers has used MPI:

    HEWLETT-PACKARD COMPANY used our MPI product in the design of a model in its HP Deskjet line of inkjet computer printers. Approximately 60% to 80% of the mechanical parts used in these printers are injection molded plastic parts. After using our MPI product, Hewlett-Packard determined that the cavity through which plastic was fed into the mold for one of its parts was wider than necessary and resulted in the mold taking longer to fill with plastic.

    - Hewlett-Packard was able to modify the mold by narrowing the cavity, resulting in a reduction in the amount of time required to produce each part by approximately 15 seconds, or 30%.

    - Hewlett-Packard estimated that this time savings would reduce their annual production costs by $1.1 million.

  MOLDFLOW PLASTICS XPERT

    Our MPX product attaches to injection molding machines to monitor and control the plastic manufacturing process. MPX addresses common shop floor issues such as machine set-up, process optimization and production part quality monitoring. MPX interacts directly with the molding machine's built-in controller to provide optimized process correction. With MPX, engineers and die-setters can consistently and systematically set up molds, identify a robust molding window and monitor production. MPX can be used with substantially all injection molding machines and provides operators with a single, intuitive user interface, reducing the need for machine-specific operator training. In addition, MPX gives real-time feedback, providing a mechanism for rapid manual or automatic process adjustments. We designed MPX to reduce mold set-up times and to optimize the efficiency of the part production cycle. Our MPX product consists of four integrated modules:

        SETUP XPERT enables systematic mold set-up from starting points generated by MPA, MPI or operator inputs, independent of operator and location. Setup Xpert optimizes the molding cycle and maximizes the usage of machine capabilities without requiring the operator to have in-depth knowledge of the individual machine. Setup Xpert quickly sets up and optimizes each machine, while ensuring that each operator uses the same set-up procedures.

        OPTIMIZATION XPERT establishes a defined range of operating conditions within which acceptable quality parts will be produced. Optimization Xpert can reduce to a few minutes an optimization task that previously took several hours or was not performed. The identification of a defined range of operating conditions is one of the key steps in being able to determine what operating conditions can be used by the machine to prevent scrap and machine downtime.

        PRODUCTION XPERT graphically monitors variables specific to the injection molding process and automatically evaluates the quality of the production process. In addition, Production Xpert spots problems and either provides suggestions on how to correct the process or makes the necessary changes.

        IMPX is a production monitoring system which allows users to view production data from injection molding machines remotely over corporate intranets using a standard browser. IMPX enables our customers to monitor individual injection molding machines for data such as the cause and length of machine down-time and production quality.

    The following is an example of how one of our customers has used MPX:

    MONTBLANC-SIMPLO GMBH designs and sells the Montblanc brand of premium pens. Montblanc-Simplo employs injection molding to manufacture the outer casings of many styles of pens. Their machine operators were experiencing difficulty identifying the precise machine operating conditions.

    - Montblanc has been able to reduce the scrap rate of pen casings by 50% without significantly altering the time required to manufacture each casing.

    - Montblanc estimated that it has been able to reduce its production set-up times and reset-up times by approximately 60% with an equivalent reduction in wasted material.

    On November 9, 2000, we entered into a non-binding letter of intent to acquire assets from XBOX Technologies, Inc. relating to its FullMetrics business. We expect that the FullMetrics lines of products for plastic injection molding applications will supplement our MPX product by adding scheduling functionality and expanded reporting capabilities.

  PLASTICSZONE.COM

    In May 2000 we introduced plasticszone.com, a business and productivity website for professionals working with injection molded plastics.
Plasticszone.com currently consists of four zones:

    SIMULATION ZONE offers access to our IMPA product, the ASP version of our MPA Part Adviser product, which enables users to conduct plastics flow analysis on a pay-per-use basis.

    MATERIALS ZONE provides a materials calculator that allows users to determine optimal polymers for parts and enables users to order testing services on new materials from us.

    CONSULTING ZONE provides access to our consulting services for troubleshooting, performance of more challenging plastic flow analyses and other types of plastic injection molding projects.

    EVENTS ZONE offers a listing of upcoming seminars and training courses related to plastic injection molding processes and the software solutions that can help designers and engineers become more productive.

OUR CUSTOMERS

    Our products are used at more than 3,800 user sites in more than 3,400 companies, which are located in over 55 countries spanning the globe. Representative customers in various industries include:

AUTOMOTIVE                                     MATERIAL SUPPLIERS
----------                                     -----------------
BMW AG                                         Bayer AG
DENSO Corporation                              The Dow Chemical Company
Ford Motor Company                             Eastman Chemical Company
Hyundai Business Group                         E. I. duPont de Nemours and Company
Solvay SA                                      M. A. Hanna Company
Valeo SA                                       MEDICAL
Volkswagen AG                                  -------
TOYS                                           Bausch and Lomb
----                                           Baxter International, Inc.
Hasbro, Inc.                                   Becton Dickinson and Company
The Lego Group                                 OTHER/MULTIPLE INDUSTRIES
Mattel, Inc.                                   ------------------------
ELECTRONICS                                    Fisher & Paykel Industries Limited
----------                                     Honeywell International, Inc.
The Framatome Group                            LG Group
Fuji Xerox Co., Ltd.                           Minnesota Mining and Manufacturing (3M)
Hewlett-Packard Company                        Montblanc-Simplo GmbH
Motorola, Inc.                                 Polaroid Corporation
Nokia Corporation                              Samsung Group
Siemens AG
Tyco International Inc.

SALES AND MARKETING

    We distribute our products and services primarily through a direct sales organization. As of November 13, 2000, our direct sales organization consisted of 40 sales associates, who operated out of offices located in Australia, China, France, Germany, Italy, Japan, Korea, the Netherlands, Singapore, Spain, Sweden, Taiwan, the United Kingdom and the United States. Our direct sales model involves pairing a sales associate and an engineer to form a single sales team. These teams work together to conduct a thorough evaluation of potential customers' design and manufacturing processes and provide the potential customers with a detailed analysis of the cost savings our products could produce in a selected aspect of their business. Based upon the success of this sales model to date in increasing sales as well as the awareness among our potential customers of our products, we intend to continue building our direct sales organization worldwide.

    To supplement the efforts of our direct sales organization, we also sell our products through marketing and distribution arrangements with several design software vendors as an integrated application on their solid modeling design systems. For example, Parametric Technology Corporation, or PTC, incorporates our MPA product in a module of its Pro/ENGINEER product, which they call Pro/PLASTIC ADVISOR, Structural Dynamics Research Corporation, or SDRC, sells our MPA product as well as many modules contained within our MPI family of products, and Unigraphics Solutions, Inc. sells our MPA product. Several distributors of SolidWorks Corporation, a subsidiary of Dassault Systemes S.A., distribute our MPA product and Autodesk, Inc. has designated us a MAI partner, which gives us access to Autodesk's distribution channel to sell our MPA product. We have retained over 100 distributors to provide worldwide sales coverage to complement our direct sales organization. We are also partnering with other businesses in distribution arrangements which allow them to promote and distribute IMPA on their websites, further expanding the reach of our products. For example, GE Plastics will sell IMPA on their gepolymerland.com and geplastics.com websites.

CUSTOMER SUPPORT AND OTHER SERVICES

  CUSTOMER SUPPORT AND TRAINING

    We provide customer training on our products and technical support to our customers, which they may access 24 hours a day. Our customers may access customer support either through our telephone hotline or our website. In addition, our product development staff is available to solve more complex problems that our customer support personnel are unable to solve quickly.

  CONSULTING SERVICES

    In addition to traditional customer support services, we also provide consulting services to customers who lack employees with the expertise necessary to take advantage of the full capability of our products. We employ design engineers who use our products on behalf of our customers to optimize their part design and production processes. We view providing consulting services as complementary to our core business of selling sophisticated software solutions. Accordingly, we provide consulting services typically in cases where we believe that providing these services will help build relationships with future customers for our software products.

  MATERIAL TESTING SERVICES

    Our material testing group provides testing services to our customers who are seeking accurate, reliable material data on new or existing grades of polymers, measured under a wide range of practical molding conditions. We have established a database containing information on more than 7,300 plastics materials. We conduct this testing at our facilities located near Melbourne, Australia, and in Ithaca, New York, which are equipped with state-of-the-art equipment, including a number of injection molding machines in Melbourne. The research and testing conducted at these facilities provides essential data for our full line of software applications.

PRODUCT DEVELOPMENT

    Our product development strategy focuses on ongoing development and innovation of new technologies to increase our customers' productivity and provide solutions that our customers can integrate into their existing computing platforms. We plan to extend our leadership position in plastics simulation technology by continuing to make significant investments in research and development and to maintain our market share by rapidly creating and delivering new product releases to our customers. We intend to take advantage of current and future technology trends, such as the Internet, to ensure our customers are always able to gain incremental competitive advantage in their respective industries.

    Our product development activities take place in facilities located in the United States, Australia and the United Kingdom. We linked the information systems of each of these facilities to provide a continuous development environment, enabling software development to be undertaken 24 hours per day.

    We also fund or participate in a wide assortment of external research and development projects, often being conducted by the world's leading experts in their fields. For instance, we currently have ongoing projects in France with CEMEF, a highly regarded center for plastic material research. In many cases, under these projects we gain access to fundamental research with comprehensive experimentation results. Often the centers agree to restricted publishing rights in order to pursue topics of mutual interest. A partial list of our collaborative partners includes ENSAM (France) for shrinkage, Cranfield University (United Kingdom) for analysis of fiber filled parts, University of Bradford (United Kingdom) for fiber orientation measurement and process control, Technical University of Eindhoven (Netherlands) for numerical methods, University of Sydney (Australia) for fluid mechanics and Nanyang Technological University of Singapore for optimization. We believe that these relationships provide a significant benefit to our product development efforts.

    As of November 13, 2000, our product development staff had 74 employees, most of whom hold advanced degrees and have industry experience in engineering, mathematics, computer science or related disciplines. We seek to recruit highly skilled employees, and our ability to attract and retain such employees will be a principal factor in our success in maintaining our leading technological position. We believe that such investments in research and development are required in order for us to remain competitive and we believe our cadre of software developers and our worldwide development capabilities represent a significant competitive advantage.

COMPETITION

    The markets into which our products are sold are highly competitive. We compete with many companies engaged in selling software solutions to companies involved in product development and manufacturing. We also face competition from materials vendors, injection molding machine manufacturers and small vendors, such as independent engineering consultants. In addition, new competitors may arise as we introduce new products into the marketplace.

    The entrance of new competitors would be likely to intensify competition in all or a portion of the markets in which we compete. Some of our current and possible future competitors have greater financial, technical, marketing and other resources than we do, and some have well established relationships with our current and potential customers. Competitors may form alliances and rapidly acquire significant market share. Moreover, competition may increase as a result of software industry consolidation.

    We believe that the principal competitive factors affecting our market include:

    - speed of innovation,

    - ease of use,

    - flexibility,

    - quality,

    - ease of integration into or communication with computer-aided design systems,

    - compatibility across computer platforms,

    - range of supported computer platforms,

    - performance,

    - price and cost of ownership,

    - customer service and support,

    - company reputation and financial viability, and

    - effectiveness of sales and marketing efforts.

    We believe that we compete effectively on these factors.

TECHNOLOGY AND PROPRIETARY RIGHTS

    Our proprietary technology primarily applies general mathematical models describing the behavior of plastics as fluids under conditions of heat and pressure to the real world environment of polymers and injection molding machines. We believe that our broad range of proven numerical methods represents considerable intellectual property and that these trade secrets are difficult to reproduce. We currently own all of the core technology used in our products and license only assorted peripheral software that facilitates the operation of our products' core functions.

    We engage in a regular review of our proprietary technology to determine the optimal method of protecting such technology. We currently own two issued United States patents and corresponding international patents. We have other U.S. and international patent applications pending. We view these patents as one important way of protecting our key intellectual property that may not be protected by the use of other methods. We may not obtain any of the patents for which we have applied and may not be able to enforce any patents we currently hold or obtain in the future.

    Our U.S. patent issued with respect to our Dual Domain technology will expire on September 17, 2017. Our success depends to a significant degree upon our ability to develop proprietary products and technologies. We intend to continue to file patent applications as we develop new products and technologies.

    Patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Furthermore, even if patents are licensed or issued to us, others may design around the patented technologies. In addition, we could incur substantial costs in litigation if we are required to initiate patent litigation to enforce our patent rights, and the outcome of any patent litigation is uncertain. Our patent positions may be impaired by the following:

    - our pending patent applications may not result in issued patents,

    - the claims of patents which are issued may not provide meaningful protection,

    - we may not develop additional proprietary technologies that are patentable,

    - patents licensed or issued to us may not provide a basis for commercially viable products or may not provide us with competitive advantages and may be challenged by third parties, or

    - patents of others may have an adverse effect on our ability to do business.

    We rely on a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect the unpatented proprietary technology contained in our products. We distribute our software under software license agreements that typically grant customers nonexclusive, nontransferable licenses to use our products. These agreements usually restrict use of the licensed software to our customer's internal operations on designated computers at specified sites unless the customer obtains a site license for the customer's use of the software, and are subject to terms and conditions prohibiting unauthorized reproduction or transfer of the software.

    For certain software such as the MPA series, we rely primarily on "shrink-wrapped" or "click-wrapped" licenses that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions.

    We also seek to protect the source code of our software through trade secret and copyright law. We have obtained or applied for United States federal trademark mark protection on various trademarks and logos. We have also applied for or obtained trademark registrations of these key marks in a number of foreign jurisdictions and are in the process of seeking trademark registrations in other foreign countries.

    We require our employees and consultants to sign a confidentiality and non-competition agreement. Under these agreements, our employees agree not to disclose trade secrets or confidential information and agree not to engage in or be connected with any business that is competitive with our business while employed by us, and in some cases for specified periods thereafter. Within these agreements, employees also agree that any products or technology they create during the term of their employment are our property.

    Despite these precautions, misappropriation of our technology may occur. Further, patent, trademark, copyright and trade secret protection may not be available for our products in every country.

    The software development industry is characterized by rapid technological change. Therefore, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more important to establishing and maintaining a technology leadership position than the various legal protections of our technology which may be available.

    We seek to monitor the public records in order to become aware of any potentially conflicting proprietary rights. To date, we have not received any notification that any of our products infringe on the proprietary rights of third parties. We can not assure you, however, that third parties will not claim such infringement by us or our licensors with respect to current or future products. We expect that software product developers will increasingly be subject to such claims as the number of products and competitors in our market segment grows and the product functionality in different market segments overlaps. In addition, patents on software and business methods are becoming more common and we expect that more patents will issue in our technical field. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Moreover, such royalty or licensing agreements, if required, may not be on terms acceptable to us.

    We integrate third-party software into our products. This software may not continue to be available on commercially reasonable terms. If we cannot maintain licenses to this third-party software, distribution of our products could be delayed until equivalent software could be developed or licensed and integrated into our products. This could cause delays in our product sales and development efforts.

EMPLOYEES

    As of November 13, 2000, we had 249 employees, 54 of whom resided in Australia, 93 of whom resided in the United States, 21 of whom resided in the United Kingdom and 81 of whom resided in other countries. None of our employees is subject to any collective bargaining agreement. We believe that our relationship with our employees is good.

FACILITIES

    We operate out of three primary facilities. Due to our growth and the recent expansion of our staff in connection with the C-Mold acquisition, we recently signed a five-year lease for a 22,694 square foot office space located in Wayland, Massachusetts that expires in August 2005. On September 18, 2000, we completed our move into the Wayland facility. Personnel located at this facility include our senior management team, some of our North American sales force and related support resources, some product marketing and development personnel and some finance and administration personnel.

    We own an 18,100 square foot office building set on approximately 15 acres in the Kilsyth suburb of Melbourne, Australia. Personnel located at our Melbourne facility include members of our software development and research team, our materials testing personnel and a portion of our Asia Pacific sales force and administrative staff. We lease a 13,000 square foot office and laboratory building in Ithaca, New York, pursuant to a one-year lease that expires in April 2001 and is renewable for three additional years. Personnel located at our Ithaca facility include members of our software development and research team, some of our materials testing personnel, and administrative personnel.

    We also maintain a leased office containing a portion of our sales, administrative and software development personnel in the United Kingdom as well as direct sales offices in China, France, Germany, Italy, Korea, Japan, the Netherlands, Spain, Singapore, Sweden and Taiwan. We had aggregate lease payments of $837,000 in our 2000 fiscal year.

LEGAL PROCEEDINGS

    From time to time we may be involved in disputes and litigation matters that arise in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors and their positions and ages as of November 1, 2000 are as follows:

NAME                                       AGE      POSITION
----                                     --------   --------
Marc J. L. Dulude......................     40      President, Chief Executive Officer and Director
Suzanne E. Rogers......................     43      Vice President of Finance and Administration, Chief
                                                      Financial Officer, Treasurer and Secretary
A. Roland Thomas.......................     41      Vice President of Research and Development and
                                                    Director
Richard M. Underwood...................     46      Vice President of Sales
Kenneth R. Welch.......................     43      Vice President of Marketing
Charles D. Yie(1)......................     42      Chairman of the Board of Directors
Julian H. Beale(1)(2)..................     66      Director
Roger Brooks(2)........................     55      Director
Richard A. Charpie, Ph.D...............     48      Director
Robert P. Schechter(1)(2)..............     52      Director

------------------------

(1) Member of the compensation committee

(2) Member of the audit committee

    MARC J. L. DULUDE has served as our President and Chief Executive Officer and as a director of Moldflow since May 1996. Prior to joining Moldflow, Mr. Dulude served in various positions with and most recently as the Senior Vice President of Marketing of Parametric Technology Corporation, a computer-aided design software company, from 1991 to May 1996, and in various positions with the Bell-Northern Research division of Northern Telecom, a telecommunications company, from 1987 to 1991. Mr. Dulude holds Bachelor and Master of Mechanical Engineering degrees from Carleton University in Canada.

    SUZANNE E. ROGERS has served as our Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Secretary since
September 1996. Before joining Moldflow, Ms. Rogers served as the Vice President of Finance and Chief Financial Officer from November 1994 to September 1996 and as the Controller from May 1993 to November 1994 of Scitex America Corp., a subsidiary of Scitex Corporation Ltd., a graphic arts systems manufacturer.
Ms. Rogers is a certified public accountant.

    A. ROLAND THOMAS has served as a director of Moldflow or its predecessors since November 1989, our Vice President of Research and Development since January 1997 and has served in various other positions with Moldflow since 1982. Mr. Thomas holds a Bachelor of Mechanical Engineering degree from the Royal Melbourne Institute of Technology.

    RICHARD M. UNDERWOOD has served as our Vice President of Sales since October 1997. Prior to joining Moldflow, Mr. Underwood served in various positions with and most recently as the Vice President of Sales Operations of Parametric Technology Corporation from 1990 to October 1997.

    KENNETH R. WELCH has served as our Vice President of Marketing since November 1996. Prior to joining Moldflow, Mr. Welch served as the Director of AutoCAD Product Marketing for Autodesk, Inc., a computer-aided design software company, from September 1995 to November 1996 and Vice President of Sales and Marketing of Visual Kinematics, an original equipment manufacturer of software tools, from June 1994 to September 1995. Mr. Welch holds Bachelor and Master of Science degrees in Civil Engineering from the University of California at Davis.

    CHARLES D. YIE has served as the Chairman of our board of directors since August 1996 and as a director since December 1995. He joined Ampersand's predecessor in 1985 and serves as a General

Partner of all of Ampersand's active partnerships. Mr. Yie has served as a director of more than twelve public and private companies and currently serves as a director of Intelligent Controls, Inc., an electronics and software manufacturer serving the energy industry, and various privately-held companies. Mr. Yie holds a B.S. in Electrical Engineering and an M.S. in Management from the Massachusetts Institute of Technology.

    JULIAN H. BEALE has served as a director of Moldflow or its predecessors since September 1996. Mr. Beale is a private investor and a principal of JTC Investment Management Pty. Ltd. Mr. Beale served as a member of Australia's federal Parliament from 1984 to 1996.

    ROGER BROOKS has served as a director of Moldflow since October 1998.
Mr. Brooks has served as the President and Chief Executive Officer and a director of Intelligent Controls, Inc., an electronics and software manufacturer serving the energy industry, since May 1998. Previously, Mr. Brooks served as President and Chief Executive Officer and a director of Dynisco Inc., an instrumentation and equipment company serving the plastics industry, from 1984 through 1996.

    RICHARD A. CHARPIE, PH.D. has served as a director of Moldflow or its predecessors since December 1995. Dr. Charpie joined Ampersand Ventures' predecessor in 1980 and led its activities beginning in 1983. The Managing General Partner of all of Ampersand's active partnerships, he founded the firm in 1988 and structured its spinoff from PaineWebber. Dr. Charpie has served as a director of more than thirty-five public and private companies and currently serves as a director of TriPath Imaging, Inc., a medical products company, V. I. Technologies, Inc., a developer of blood products and systems, and various privately-held companies. Dr. Charpie holds an M.S. degree in Physics and a Ph.D. in Applied Economics and Finance from the Massachusetts Institute of Technology.

    ROBERT P. SCHECHTER has served as a director of Moldflow since
January 2000. Mr. Schechter has served as President and Chief Executive Officer of Natural MicroSystems, a telecommunications enabling technology company, since April 1995 and its chairman since March 1996. Prior to joining Natural MicroSystems, Mr. Schechter served in various positions with and most recently as the Senior Vice President of the International Business Group of Lotus Development Corporation, a software company, from 1987 to March 1994.
Mr. Schechter also serves as a director of Infinium Software, Inc., an application software company.

BOARD COMPOSITION

    Our board of directors is divided into three classes, each of whose members serve for a staggered three-year term. Our board of directors consists of Messrs. Schechter, Thomas and Yie as Class I directors, whose term of office continues until the 2000 annual meeting of stockholders, Messrs. Beale and Dulude as Class II directors, whose term of office continues until the 2001 annual meeting of stockholders, and Messrs. Brooks and Charpie as Class III directors, whose term of office continues until the 2002 annual meeting of stockholders. At each annual meeting of stockholders, a class of directors will be elected for a three-year term.

BOARD COMMITTEES

    AUDIT COMMITTEE. The members of the audit committee are responsible for recommending to the board of directors the engagement of our outside auditors and reviewing our accounting controls and the results and scope of audits and other services provided by our auditors. All of the members of the audit committee are independent directors.

    COMPENSATION COMMITTEE. The members of the compensation committee, a majority of whom are independent directors, are responsible for reviewing and recommending to the board of directors the amount and type of consideration to be paid to senior management, administering our stock option plans and establishing and reviewing general policies relating to compensation and benefits of employees.

DIRECTOR COMPENSATION

    Directors who are employees receive no additional compensation for their services as directors. Non-employee directors receive a $2,000 quarterly fee for their service as directors and $250 for each meeting of a committee of the board of directors they attend. Non-employee directors are also eligible to participate in the 2000 Stock Option and Incentive Plan. The 2000 Stock Option and Incentive Plan contains a formula under which each non-employee director receives an option to acquire 10,000 shares of common stock upon initial election to the board. Non-employee directors also receive an option to acquire an additional 10,000 shares of common stock following the 2002 annual meeting of stockholders and at every second annual meeting of stockholders thereafter.
Mr. Schechter received an option to acquire 10,000 shares upon his election on January 20, 2000 and Messrs. Beale, Brooks, Charpie and Yie each received an option to acquire 10,000 shares of common stock concurrently with the effectiveness of our initial public offering on March 27, 2000.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation paid or awarded during the fiscal years 1999 and 2000 to our Chief Executive Officer and the four other most highly compensated executive officers, each of whose aggregate compensation exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                  ANNUAL COMPENSATION            COMPENSATION
                                         -------------------------------------   -------------
                                                                                  SECURITIES
                                                                     OTHER        UNDERLYING
                                                                    ANNUAL          OPTIONS        ALL OTHER
NAME                            YEAR      SALARY       BONUS     COMPENSATION       GRANTED      COMPENSATION
----                          --------   ---------   ---------   -------------   -------------   -------------
Marc J. L. Dulude ..........    2000     $215,000    $128,000            --              --         $26,933(1)
  President and Chief           1999      215,000      35,000            --         131,250          26,563(1)
  Executive Officer

Suzanne E. Rogers ..........    2000      133,000      83,000            --           2,083          10,400(2)
  Vice President of Finance     1999      133,000      20,000            --          35,417          10,400(2)
  and Administration, Chief
  Financial Officer and
  Treasurer

Richard M. Underwood .......    2000      120,000          --      $113,000(3)       13,334          11,170(2)
  Vice President of Sales       1999      120,000          --        97,000(3)       22,917          17,321(2)

A. Roland Thomas ...........    2000       93,696      62,000            --              --          20,105(4)
  Vice President of Research    1999       96,880      19,407            --          25,000          22,150(4)
  and Development

Kenneth R. Welch ...........    2000      133,000      69,000            --              --          10,400(2)
  Vice President of             1999      133,000      17,500            --          33,333          10,400(2)
  Marketing

--------------------------

(1) Includes $12,000 as a car allowance in each of fiscal 2000 and 1999, $10,175 in fiscal 2000 and $10,500 in fiscal 1999 in contributions to Mr. Dulude's 401(k) account, and $4,758 in fiscal 2000 and $4,063 in fiscal 1999 representing life insurance and disability insurance purchased for Mr. Dulude's benefit.

(2) Represents contributions by us to the executive officers' 401(k) accounts.

(3) Represents sales commissions.

(4) Includes $7,445 in fiscal 2000 and $9,057 in fiscal 1999 in contributions to Mr. Thomas' retirement plan account and $12,660 in fiscal 2000 and $13,093 in fiscal 1999 as a car allowance.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding stock options granted during fiscal 2000 to the executive officers listed in the Summary Compensation Table. The exercise price per share of each option was equal to the fair market value of the common stock as of the grant date as determined by the board of directors. No options were granted during fiscal 2000 to Messrs. Dulude, Thomas or Welch.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS
                           ------------------------------------------------------    POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED
                                                                                       ANNUAL RATES OF
                           NUMBER OF    PERCENT OF TOTAL                                 STOCK PRICE
                           SECURITIES       OPTIONS        EXERCISE                      APPRECIATION
                           UNDERLYING      GRANTED TO       OR BASE                   FOR OPTION TERM(3)
                            OPTIONS       EMPLOYEES IN       PRICE     EXPIRATION   ----------------------
NAME                       GRANTED(1)    FISCAL YEAR(2)    ($/SHARE)      DATE         5%           10%
----                       ----------   ----------------   ---------   ----------   --------      --------
Suzanne E. Rogers........    2,083            0.64%         $13.01      2/10/2008   $12,908       $30,946
Richard M. Underwood.....    4,167            1.28%           8.40     10/18/2007    16,712        40,029
                             4,167            1.28%          10.40      1/20/2008    21,489        51,466
                             5,000            1.54%          15.94      4/25/2008    38,048        91,133

------------------------

(1) The options set forth above become exercisable as to 25% of the total on the first anniversary of the grant date and the remaining options vest in equal quarterly installments through the fourth anniversary of the date of the grant. All options are subject to the employee's employment and terminate eight years after the grant date. In addition, these options also vest in full upon any change of control of Moldflow as defined in the options. All options were granted at fair market value as determined by our compensation committee on the date of the grant.

(2) Based on an aggregate of 324,738 options granted to employees in fiscal
    2000.

(3) This column shows the hypothetical gain or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 8-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares, or reflect non-transferability, vesting or termination provisions. The actual gains, if any, on the exercised of stock options will depend on the future performance of the common stock.

FISCAL YEAR-END OPTION VALUES

    The following table sets forth information concerning the number and value of unexercised options to purchase common stock held as of June 30, 2000 by the executive officers listed in the Summary Compensation Table. None of the executive officers listed in the Summary Compensation Table exercised any stock options in fiscal 2000.

          AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED               IN-THE-MONEY OPTIONS
                                            OPTIONS AT FISCAL YEAR-END(1)          AT FISCAL YEAR-END(1)(2)
                                            ------------------------------      ------------------------------
NAME                                        EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
----                                        -----------      -------------      -----------      -------------
Marc J. L. Dulude.........................     35,938            95,313           $404,633         $1,020,554
Suzanne E. Rogers.........................     10,808            26,692            139,178            288,272
Richard M. Underwood......................      6,250            30,000             72,240            240,878
A. Roland Thomas..........................     33,834            35,659            500,275            458,661
Kenneth R. Welch..........................      9,895            23,438            120,056            263,539

------------------------

(1) The options set forth above become exercisable as to 25% of the total on the first anniversary of the grant date and vest quarterly thereafter. All options are subject to the employee's continued employment and terminate eight years after the grant date. These options also vest in full upon any change in control of Moldflow, as defined in the options. All options were granted at fair market value as determined by our compensation committee on the date of grant.

(2) Based upon the last reported sale price on the Nasdaq National Market on June 30, 2000 ($16.1875 per share) less the option exercise price.

2000 STOCK OPTION AND INCENTIVE PLAN

    The 2000 Stock Option and Incentive Plan was adopted by our board of directors in January 2000 and was approved by our stockholders in February 2000. The 2000 Stock Option and Incentive Plan allows for the issuance of up to 2,000,000 shares of common stock plus an additional amount equal to 20% of any net increase in the total number of shares of common stock outstanding after our initial public offering. As of November 1, 2000, options to purchase 401,712 shares of our common stock were outstanding under the 2000 Stock Option and Incentive Plan. The 2000 Stock Option and Incentive Plan is administered by our compensation committee.

    Under the 2000 Stock Option and Incentive Plan, our compensation committee may:

    - grant incentive stock options,

    - grant non-qualified stock options,

    - grant stock appreciation rights,

    - issue or sell common stock with vesting or other restrictions, or without restrictions,

    - grant rights to receive common stock in the future with or without vesting,

    - grant common stock upon the attainment of specified performance goals, and

    - grant dividend rights in respect of common stock.

    These grants and issuances may be made to officers, employees, directors, consultants, advisors and other key persons of Moldflow.

    Our compensation committee has the right, in its discretion, to select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the plan.

    The exercise price of options granted under the 2000 Stock Option and Incentive Plan is determined by our compensation committee. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986 may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power.

    Non-qualified stock options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options are typically subject to vesting schedules, terminate eight years from the date of grant and may be exercised for specified periods after the termination of the optionee's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the committee or by delivery of shares of common stock that have been owned by the optionee free of restrictions for at least six months.

    The 2000 Stock Option and Incentive Plan and all awards issued under the plan will terminate upon a merger, reorganization or consolidation, the sale of all or substantially all of our assets or all of our outstanding capital stock or a liquidation or other similar transaction, unless Moldflow and the other parties to such transactions have agreed otherwise.

EMPLOYEE STOCK PURCHASE PLAN

    The Employee Stock Purchase Plan was adopted by our board of directors in January 2000 and was approved by our stockholders in February 2000. Up to 500,000 shares of our common stock may be issued under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan is administered by our compensation committee.

    Offerings under the Employee Stock Purchase Plan commence on each January 1 and July 1 and have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Employee Stock Purchase Plan. Any employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of our stock may not participate in the Employee Stock Purchase Plan.

    During each offering, an employee may purchase shares under the Employee Stock Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the period at a price equal to 85% of the fair market value of our common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of our common stock in any calendar year under the Employee Stock Purchase Plan. We have not issued any shares to date under the Employee Stock Purchase Plan.

1997 EQUITY INCENTIVE PLAN

    The 1997 Equity Incentive Plan was initially approved by our board of directors in August 1997 and was approved by our stockholders in October 1997. The 1997 Equity Incentive Plan provides for the issuance of 1,537,158 shares of our common stock. As of November 1, 2000, options to purchase 545,003 shares of our common stock were outstanding under the 1997 Equity Incentive Plan. Options granted under the 1997 Equity Incentive Plan generally vest over four years and terminate on the eighth anniversary of the date of grant. Upon the completion of our initial public offering in March 2000, we stopped making additional grants under the 1997 Equity Incentive Plan.

EMPLOYMENT AGREEMENTS

    We have entered into employment agreements with each of Messrs. Dulude, Thomas, Underwood and Welch and Ms. Rogers. Each agreement is for a period of one year, and will be automatically extended for one additional year on the anniversary date unless either party has given notice that it does not wish to extend the agreement. Each agreement provides for the payment of base salary and incentive compensation and for the provision of certain fringe benefits to the executive. The agreements require our executive officers to refrain from competing with Moldflow and from soliciting our employees for a period of twelve months following termination for any reason. Each agreement also provides for certain payments and benefits for an executive officer should his or her employment with us be terminated because of death or disability, by the executive for good reason or by us without cause, as further defined in the agreements. In general, in the case of a termination by the executive officer for good reason, or by us without cause, the executive officer will receive up to one year of salary, an extension of benefits for one year and an acceleration of vesting for stock options and restricted stock which otherwise would vest during the next twelve months. Upon a change of control, as defined in the agreements, the executive officer is eligible for payment of a minimum of six months and up to one year of salary, an extension of benefits for one year and an acceleration of vesting for all outstanding stock options and restricted stock. Mr. Dulude's agreement also includes certain provisions requiring Moldflow to increase the payments to him following a change in control in the event that amounts paid to him would subject him to the excise tax imposed by
Section 4999 of the Internal Revenue Code of 1986.

RESTRICTED STOCK AGREEMENTS

    In July 1998, Messrs. Dulude, Underwood and Welch and Ms. Rogers purchased from Moldflow a total of 551,287 shares of common stock at a price of $0.36 per share. Each of these executive officers paid for the shares by delivering to Moldflow a promissory note, which bears interest at a rate of 5.77% per year. Principal and interest on the notes become payable in full on June 30, 2003, but may be prepaid at any time. Each of these executive officers also entered into a stock restriction agreement with Moldflow. Pursuant to these agreements, Moldflow has the right, but not the obligation, to repurchase a portion of these shares at the initial purchase price per share upon the termination for any reason of the employment of the respective executive officer. The repurchase rights with respect to these shares lapse on varying schedules through October 2002 so long as the executive officer who purchased the shares remains an employee of Moldflow. The repurchase right with respect to a portion of these shares will also lapse if Moldflow terminates the employment of the executive officer without cause as defined in his or her employment agreement or if employment terminates due to his or her death or disability. The repurchase right will lapse in its entirety in the event Moldflow experiences a change in control as defined in the executive officers' employment agreements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Beale, Schechter and Yie are the members of our compensation committee. None of the members of our compensation committee is an executive officer of Moldflow or has received any compensation from Moldflow within the last three years other than in his capacity as a director.

    In January 1997, we entered into loan agreements with a group of our stockholders consisting of JTC Investment Management Pty. Ltd., funds associated with Ampersand Ventures, Thomas Investments Australia Pty. Ltd, Floatflow
Pty. Ltd. and Helmet Investments Australia Pty. Ltd. pursuant to which these stockholders provided us with a credit line of approximately $1.1 million. In July 1998, we converted the outstanding principal balance of $890,000 under this credit line into 698,609 shares of our series C-3 convertible preferred stock and paid these stockholders $107,000 of accrued interest. Mr. Yie is affiliated with the funds associated with Ampersand Ventures, and Mr. Beale is affiliated with JTC Investment Management Pty. Ltd.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

1997 REORGANIZATION

    In June 1997, our predecessor, Moldflow International Pty. Ltd., an Australian corporation, entered into a reorganization agreement with Moldflow and its stockholders. In the reorganization, the stockholders of Moldflow International became stockholders of Moldflow, and Moldflow International became a wholly-owned subsidiary of Moldflow. Stockholders of Moldflow International were issued shares of either Moldflow's common stock, series A convertible preferred stock or series B convertible preferred stock. In March 1998, these shares of common stock, series A convertible preferred and series B convertible preferred were redesignated as series C-1, C-2 and C-3 convertible preferred stock. Upon completion of our initial public offering in March 2000, all shares of our outstanding preferred stock were converted into shares of common stock.

LOANS FROM STOCKHOLDERS

    In January 1997, we entered into loan agreements with a group of our stockholders consisting of JTC Investment Management Pty. Ltd., funds associated with Ampersand Ventures, Thomas Investments Australia Pty. Ltd. and Helmet Investments Australia Pty. Ltd. pursuant to which these stockholders provided us with a credit line of approximately $1.1 million. In July 1998, we converted the outstanding principal balance of $890,000 under this credit line into 698,609 shares of our series C-3 convertible preferred stock and paid these stockholders $107,000 of accrued interest. Dr. Charpie and Mr. Yie, directors of Moldflow, are affiliated with the funds associated with Ampersand Ventures, Mr. Beale, also a director of Moldflow, is affiliated with JTC Investment Management
Pty. Ltd., and Mr. Thomas, our Vice President of Research and Development and a director of Moldflow, is the beneficial owner of Thomas Investments Australia Pty. Ltd.

LOAN TO EXECUTIVE OFFICER AND DIRECTOR

    In July 1999, Mr. Thomas borrowed approximately $129,000 from our subsidiary, Moldflow International, pursuant to a promissory note. This promissory note was not interest bearing and was repaid in full on July 1, 2000. The amounts due under this promissory note were completely offset by amounts due to Mr. Thomas on July 1, 2000 pursuant to the terms of a deferred compensation arrangement between Moldflow and Mr. Thomas.

    In connection with the expatriate assignment of Mr. Thomas from Australia to the United States, Moldflow loaned him $87,000 in September 1996. The loan was repaid in full in January 1999.

OTHER ARRANGEMENTS WITH EXECUTIVE OFFICERS

    Other agreements with our executive officers are described under "Management--Employment Agreements" and "Management--Restricted Stock Agreements."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of November 1, 2000 and on an as adjusted basis to reflect the sale of the common stock offered hereby by:

    - all persons known by us to own beneficially 5% or more of the common stock,

    - each of our directors,

    - the executive officers listed in the summary compensation table,

    - each stockholder selling shares in this offering, and

    - all of our directors and executive officers as a group.

    Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by the stockholder. The address of Ampersand Ventures is 55 William Street, Suite 240, Wellesley, Massachusetts 02481, the address of JTC Investment Management Pty. Ltd. is 20th Floor, 459 Collins Street, Melbourne, Victoria 3000, Australia, the address of Mazama Capital Management, Inc. is One
SW Columbia, Suite 1860, Portland, Oregon 97258, the address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109, the address of TCW Asset Management Company is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017 and the address of Deborah Bordonaro is c/o Floatflow
Pty. Ltd., 13 Townsend Street, Ivanhoe, Victoria 3079, Australia. The address of all other listed stockholders is c/o Moldflow Corporation, 430 Boston Post Road, Wayland, Massachusetts 01778.

    The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after November 1, 2000 through the exercise of any warrant, stock option or other right. The inclusion in this prospectus of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.

                                                                  BENEFICIAL                         BENEFICIAL
                                                                  OWNERSHIP                          OWNERSHIP
                                                             PRIOR TO OFFERING(1)                AFTER OFFERING(1)
                                                             --------------------   SHARES TO   --------------------
NAME OF BENEFICIAL OWNER                                      SHARES     PERCENT     BE SOLD     SHARES     PERCENT
------------------------                                     ---------   --------   ---------   ---------   --------
Ampersand Ventures(2)......................................  4,039,060     43.4%    1,375,000   2,664,060     27.0%
Richard A. Charpie(3)......................................  4,039,060     43.4           --    2,664,060     27.0
Charles D. Yie(4)..........................................  4,039,060     43.4           --    2,664,060     27.0
JTC Investment Management Pty. Ltd.(5).....................    548,450      5.9      195,000      353,450      3.6
Julian H. Beale(6).........................................    548,450      5.9           --      353,450      3.6
Mazama Capital Management, Inc.(7).........................    521,950      5.6           --      521,950      5.3
FMR Corp.(7)...............................................    513,600      5.5           --      513,600      5.2
TCW Asset Management Company(7)............................    508,500      5.5           --      508,500      5.2
Marc J. L. Dulude(8).......................................    449,247      4.8       50,000      399,247      4.0
A. Roland Thomas(9)........................................    200,513      2.1       25,000      175,513      1.8
Peter Kennedy (10).........................................    171,144      1.8       25,000      146,144      1.5
Deborah Bordonaro(11)......................................    129,290      1.4       60,000       69,290        *
Richard M. Underwood(12)...................................     68,958        *       10,000       58,958        *
Suzanne E. Rogers(13)......................................     65,457        *       10,000       55,457        *
Kenneth R. Welch(14).......................................     62,424        *       10,000       52,424        *
Roger Brooks(15)...........................................      3,124        *           --        3,124        *
Robert P. Schechter........................................         --        *           --           --        *
All executive officers and directors, as a group (10
  persons)(16).............................................  5,437,233     57.7     1,675,000   3,762,233     37.6

------------------------------

*   Represents less than 1% of the outstanding shares of common stock.

(1) All percentages assume the underwriters do not elect to exercise the over-allotment option to purchase an additional 170,000 shares of common stock from us and an additional 180,000 shares of common stock from the selling stockholders. Based on 9,296,137 shares outstanding on November 1, 2000.

(2) Consists of 1,482,131 shares held by Ampersand Specialty Materials and Chemicals II Limited Partnership, 2,516,019 shares held by Ampersand Specialty Materials and Chemicals III Limited Partnership and 40,910 shares held by Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership. Ampersand Specialty Materials and Chemicals II Limited Partnership, Ampersand Specialty Materials and Chemicals III Limited Partnership and Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership are referred to collectively herein as Ampersand Ventures. ASMC-II MCLP LLP is the general partner of ASMC-II Management Company Limited Partnership, which is the general partner of Ampersand Specialty Materials and Chemicals II Limited Partnership, which exercises sole voting and investment power with respect to all of the shares held of record by Ampersand Specialty Materials and Chemicals II Limited Partnership. ASMC-III MCLP LLP is the general partner of ASMC-III Management Company Limited Partnership, which is the general partner of Ampersand Specialty Materials and Chemicals III Limited Partnership and Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership, which exercises sole voting and investment power with respect to all of the shares held of record by Ampersand Specialty Materials and Chemicals III Limited Partnership and Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership. Dr. Charpie, a director of Moldflow, is the Managing General Partner of both ASMC-II MCLP LLP and ASMC-III MCLP LLP and Mr. Yie, a director of Moldflow, is a General Partner of both ASMC-II MCLP LLP and ASMC-III MCLP LLP. Dr. Charpie and Mr. Yie disclaim any beneficial ownership of the shares held by Ampersand Ventures, except to the extent of their respective pecuniary interests therein. Ampersand Ventures has granted an option to the underwriters to purchase 135,000 shares of common stock to cover over-allotments. If the underwriters exercise this option in full, Ampersand Ventures would beneficially own 2,529,060 shares of our common stock, representing 25.2% of our outstanding common stock after the offering.

(3) Consists solely of the shares described in note (2) above, of which Dr. Charpie may be considered the beneficial owner. Dr. Charpie disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4) Consists solely of the shares described in note (2) above, of which Mr. Yie may be considered the beneficial owner. Mr. Yie disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5) Mr. Beale, a director of Moldflow, may be considered the beneficial owner of these shares based on his voting and investment power with respect to the parent company of JTC Investment Management Pty. Ltd. JTC Investment Management Pty. Ltd. has granted an option to the underwriters to purchase 15,000 shares of common stock to cover over-allotments. If the underwriters exercise this option in full, JTC Investment Management Pty. Ltd. would beneficially own 338,450 shares of our common stock, or 3.4% of our outstanding common stock after the offering.

(6) Consists solely of the shares described in note (5) above, of which Mr. Beale may be considered the beneficial owner. Mr. Beale disclaims beneficial ownership of 119,529 of such shares.

(7) Based upon information contained in each stockholder's publicly available filings on Form 13F.

(8) Includes 52,345 shares that may be acquired within 60 days of November 1, 2000. Mr. Dulude has granted an option to the underwriters to purchase 20,000 shares of common stock to cover over-allotments. If the underwriters exercise this option in full, Mr. Dulude would beneficially own 379,247 shares of our common stock, or 3.8% of our outstanding common stock after the offering.

(9) Includes 158,457 shares held by Thomas Investments Australia Pty. Ltd., of which Mr. Thomas is the beneficial owner. Also includes 42,056 shares that may be acquired within 60 days of November 1, 2000. Thomas Investments Australia Pty. Ltd. has granted an option to the underwriters to purchase 5,000 shares of common stock to cover over-allotments. If the underwriters exercise this option in full, Mr. Thomas would beneficially own 170,513 shares of our common stock, or 1.7% of our outstanding common stock after the offering.

(10) Includes 158,457 shares held by Helmet Investments Australia Pty. Ltd., of which Mr. Kennedy is the beneficial owner. Also includes 12,687 shares that may be acquired within 60 days of November 1, 2000. Helmet Investments Australia Pty. Ltd. has granted an option to the underwriters to purchase 5,000 shares of common stock to cover over-allotments. If the underwriters exercise this option in full, Mr. Kennedy would beneficially own 141,144 shares of our common stock, or 1.4% of our outstanding common stock after the offering.

(11) Consists solely of shares held by Floatflow Pty. Ltd., of which Mrs. Bordonaro is the beneficial owner.

(12) Includes 10,156 shares that may be acquired within 60 days of November 1, 2000.

(13) Includes 15,235 shares that may be acquired within 60 days of November 1, 2000.

(14) Includes 14,062 shares that may be acquired within 60 days of November 1, 2000.

(15) Includes 1,562 shares that may be acquired within 60 days of November 1, 2000.

(16) Includes 135,416 shares that may be acquired within 60 days of November 1, 2000. Our executive officers and directors, as a group, have granted options to the underwriters to purchase 175,000 shares of common stock to cover over-allotments. If the underwriters exercise this option in full, our executive officers and directors, as a group, would beneficially own 3,587,233 shares of our common stock, or 35.7% of our outstanding common stock after the offering.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Our authorized capital stock consists of 60,000,000 shares of common stock, of which 9,871,137 shares, or 10,041,137 shares if the underwriters' over-allotment option is exercised in full, will be issued and outstanding following this offering, and 5,000,000 shares of undesignated preferred stock issuable in one or more series designated by our board of directors, of which no shares will be issued and outstanding. In addition, at November 1, 2000, 946,715 shares of our common stock are issuable upon exercise of stock options outstanding and 2,098,288 shares of our common stock are available for future grant under our stock option plan and our employee stock purchase plan.

COMMON STOCK

    VOTING RIGHTS. The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

    DIVIDENDS. Holders of common stock share ratably in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

    OTHER RIGHTS. Upon liquidation, dissolution or winding up of Moldflow, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

PREFERRED STOCK

    Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with implementing a shareholder rights plan. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Moldflow or the removal of existing management.

INDEMNIFICATION MATTERS

    We have entered into indemnification agreements with each of our non-employee directors. The form of indemnification agreement provides that we will indemnify our directors for expenses incurred because of their status as a director to the fullest extent permitted by Delaware law, our certificate of incorporation and our by-laws.

    Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by Moldflow to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Moldflow. Our by-laws also provide for the advancement of expenses to directors and, in the discretion of our board of directors, to officers and non-officer employees. In addition, our by-laws provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities. We believe that the indemnification agreements, together with the limitation of liability and indemnification provisions of our certificate of incorporation and by-laws and directors' and officers' insurance will assist us in attracting and retaining qualified individuals to serve as directors and officers of Moldflow.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be provided to directors, officers or persons controlling Moldflow as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of Moldflow in which indemnification will be required or permitted.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS THAT MAY HAVE
  ANTI-TAKEOVER EFFECTS

    Certain provisions of our certificate of incorporation and by-laws described below, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which particular stockholders may deem to be in their best interests. These provisions also could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or to elect a new director to our board.

  CLASSIFIED BOARD OF DIRECTORS

    Our board of directors is divided into three classes serving staggered three-year terms, with approximately one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delay the removal of, incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by such removal with its own nominees.

  DIRECTOR VACANCIES AND REMOVAL

    Our certificate of incorporation and by-laws provide that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. Our certificate of incorporation provides that directors may be removed from office only with cause and only by the affirmative vote of holders of at least 75% of the shares then entitled to vote at an election of directors.

  NO STOCKHOLDER ACTION BY WRITTEN CONSENT

    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

  SPECIAL MEETINGS OF STOCKHOLDERS

    Our certificate of incorporation and by-laws provide that a special meeting of stockholders may be called only by our board of directors. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

  ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

    Our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders. For the first annual meeting following the completion of this offering, a stockholder's notice of a director nomination or proposal will be timely if delivered to the Secretary of Moldflow at our principal executive offices not later than the close of business on the later of the 75th day prior to the scheduled date of such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is made by Moldflow.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

    As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to such amendment, except that any amendment to the provisions relating to stockholder action by written consent, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote with respect to such amendment.

AMENDMENT OF BY-LAWS

    Our certificate of incorporation and by-laws provide that our by-laws may be amended or repealed by our board of directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least 75% of the shares present in person or represented by proxy at an annual meeting of stockholders or a special meeting called for such purpose unless our board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal only requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.

STATUTORY BUSINESS COMBINATION PROVISION

    We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

    - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon the closing of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

    - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, consolidations, asset sales involving 10% or more of a corporation's assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out"of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contain any such exclusion.

TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM

    Our common stock is listed on the Nasdaq National Market under the symbol MFLO.

NO PREEMPTIVE RIGHTS

    No holder of any class of our stock has any preemptive right to purchase any of our securities.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the completion of this offering, there will be 9,871,137 shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. All of the shares which are being sold in this offering will be freely transferable without restriction or further registration under the Securities Act unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.

    Of the remaining 9,296,137 shares of outstanding common stock, 3,992,758 shares are freely transferable without restriction or further registration under the Securities Act and 5,303,379 shares are currently "restricted securities" as defined in Rule 144, and may be sold in the future subject to compliance with the provisions of Rule 144 under the Securities Act. In addition, as of November 1, 2000, options to purchase 946,715 shares of our common stock were outstanding, of which options to purchase 194,217 shares were fully vested and immediately exercisable. All shares of our common stock issuable upon exercise of outstanding options are freely transferable without restriction or further registration under the Securities Act, except that affiliates must comply with Rule 144.

    In connection with this offering, our executive officers and directors, the selling stockholders and other stockholders, who collectively will own an aggregate of 3,829,564 shares of common stock after this offering or 3,649,564 shares if the underwriters' over-allotment option is fully exercised and 396,682 shares of common stock issuable upon exercise of stock options outstanding, have agreed under lock-up agreements with the underwriters that, subject to exceptions, they will not sell or dispose of any of their shares of common stock other than shares that may be sold by selling stockholders in connection with this offering. Of these shares subject to lock-up agreements, 1,562 shares are subject to 60-day lock-up agreements, 810,492 shares are subject to 75-day lock-up agreements and 3,017,510 shares are subject to 120-day lock-up agreements. Adams, Harkness & Hill, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such restrictions.

    In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

    - one percent of the then outstanding shares of common stock, which is expected to be approximately 98,711 shares upon the completion of this offering, or

    - the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period.

    In addition, a person who was not an affiliate of ours, as defined in Rule 144, at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

    We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

    We have agreed not to sell or otherwise dispose of any shares of common stock during the 120-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 2000 Stock Option and Incentive Plan and our Employee Stock Purchase Plan.

                                  UNDERWRITING

    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                             NUMBER OF SHARES
                                                                OF COMMON
UNDERWRITERS                                                      STOCK
------------                                                 ----------------
Adams, Harkness & Hill, Inc................................
Robert W. Baird & Co. Incorporated.........................
A.G. Edwards & Sons, Inc...................................
                                                                 ---------
    Total..................................................      2,335,000
                                                                 =========

    The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

    The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $      per share. The underwriters may also allow, and dealers may
reallow, a concession not in excess of $      per share to brokers and dealers.
After the offering, the underwriters may change the offering price and other selling terms.

    The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

                                                                               TOTAL
                                                                     -------------------------
                                                                       WITHOUT        WITH
                                                         PER SHARE     OPTION        OPTION
                                                         ---------   -----------   -----------
Public offering price..................................   $          $             $
Underwriting discount..................................
Proceeds, before expenses, to Moldflow.................
Proceeds, before expenses, to the selling
  stockholders.........................................

    The total proceeds before expenses that we expect to receive from this offering, after deducting the underwriting discount, will be approximately $14.1 million, assuming no exercise of the over-allotment option.

    We estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $500,000.

    We and the selling stockholders have granted to the underwriters an option to purchase 350,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters' initial commitment as indicated in the preceding table and we and the selling stockholders will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

    We have agreed that, without the prior consent of Adams, Harkness &
Hill, Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 120 days from the date of this prospectus. Our executive officers and directors, the selling stockholders and other stockholders who, following this offering, will hold in the aggregate 3,829,564 shares, or 38.8%, of our outstanding common stock, or 3,649,564 shares, or 36.3% of our outstanding common stock, if the underwriters' over-allotment option is exercised in full, have agreed under lock-up agreements that, without the prior written consent of Adams, Harkness & Hill, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of their shares of common stock other than 180,000 shares that may be sold by selling stockholders in connection with the underwriters' exercise of the over-allotment option. Of these shares subject to lock-up agreements, 1,562 shares are subject to 60-day lock-up agreements, 810,492 shares are subject to 75-day lock-up agreements and 3,017,510 shares are subject to 120-day lock-up agreements.

    We and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and contribute to payments that the underwriters may be required to make for certain liabilities.

    In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in the common stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any), or their respective affiliates may engage in passive market making in the common stock during the cooling off period.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of common stock offered hereby will be passed upon for Moldflow by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

    The audited consolidated financial statements of Moldflow as of June 30, 1999 and 2000 and for each of the years ended June 30, 1998, 1999 and 2000, and the audited consolidated financial statements of C-Mold as of September 30, 1998 and 1999 and for each of the years ended September 30, 1998 and 1999, included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

    You can inspect and copy any document we file with the SEC at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-732-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the SEC's site on the Internet's World Wide Web, located at http://www.sec.gov.

    We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing to the SEC. Additionally, we furnish to our stockholders annual reports containing audited financial statements for each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MOLDFLOW CORPORATION

Report of Independent Accountants...........................     F-2
Consolidated Balance Sheet at June 30, 1999 and 2000 and
  September 30, 2000 (unaudited)............................     F-3
Consolidated Statement of Income for the years ended June
  30, 1998, 1999 and 2000 and the three months ended October
  2, 1999 (unaudited) and September 30, 2000 (unaudited)....     F-4
Consolidated Statement of Stockholders' Equity for the years ended June 30, 1998, 1999 and 2000 and the three months
  ended September 30, 2000 (unaudited)......................     F-5
Consolidated Statement of Cash Flows for the years ended
  June 30, 1998, 1999 and 2000 and the three months ended
  October 2, 1999 (unaudited) and September 30, 2000
  (unaudited)...............................................     F-7
Notes to Consolidated Financial Statements..................     F-8

ADVANCED CAE TECHNOLOGY, INC.

Report of Independent Accountants...........................    F-28
Consolidated Balance Sheet at September 30, 1998 and 1999
  and March 31, 2000 (unaudited)............................    F-29
Consolidated Statement of Operations for the years ended
  September 30, 1998 and 1999 and the six months ended March
  31, 1999 (unaudited) and 2000 (unaudited).................    F-30
Consolidated Statement of Stockholders' Equity for the years ended September 30, 1998 and 1999 and the six months ended
  March 31, 2000 (unaudited)................................    F-31
Consolidated Statement of Cash Flows for the years ended
  September 30, 1998 and 1999 and the six months ended March
  31, 1999 (unaudited) and 2000 (unaudited).................    F-32
Notes to Consolidated Financial Statements..................    F-33

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION FOR
  MOLDFLOW CORPORATION

Basis of Presentation.......................................    F-45
Unaudited Pro Forma Combined Statement of Operations for the
  year ended June 30, 2000..................................    F-46

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Moldflow Corporation

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Moldflow Corporation (the "Company") and its subsidiaries at June 30, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
August 8, 2000

                              MOLDFLOW CORPORATION

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   JUNE 30,
                                                              -------------------   SEPTEMBER 30,
                                                                1999       2000         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  1,240   $27,259       $19,909
  Marketable securities.....................................        --     8,452        13,846
  Accounts receivable, net of allowance for doubtful
    accounts of $232, $706 and $436 at June 30, 1999 and
    2000 and September 30, 2000 (unaudited), respectively...     4,444     5,972         5,695
  Inventories...............................................        84       220           222
  Prepaid expenses..........................................       283       551           538
  Other currents assets.....................................       539     1,175         1,220
                                                              --------   -------       -------
    Total current assets....................................     6,590    43,629        41,430
Fixed assets, net...........................................     3,110     4,864         5,270
Intangible assets, net of accumulated amortization of $0,
  $105 and $228 at June 30, 1999 and 2000 and September 30,
  2000 (unaudited), respectively............................        --     1,994         1,870
Goodwill, net of accumulated amortization of $0, $206 and
  $450 at June 30, 1999 and 2000 and September 30, 2000
  (unaudited), respectively.................................        --     6,628         6,662
Other assets................................................       547       208           276
                                                              --------   -------       -------
  Total assets..............................................  $ 10,247   $57,323       $55,508
                                                              ========   =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $    832   $    58       $    59
  Current portion of capital lease obligations..............       191        10             6
  Accounts payable..........................................     1,422     1,203         1,710
  Accrued expenses..........................................     2,835     6,264         5,289
  Deferred revenue..........................................     3,418     5,103         4,558
                                                              --------   -------       -------
    Total current liabilities...............................     8,698    12,638        11,622
Long-term debt, net of current portion......................        --       852           840
Capital lease obligations, net of current portion...........        11        --            --
Other long-term liabilities.................................       268        55            39
                                                              --------   -------       -------
  Total liabilities.........................................     8,977    13,545        12,501
                                                              --------   -------       -------
Commitments and contingencies (Note 14)
Stockholders' equity:
  Convertible preferred stock, $0.01 par value, 8,254,386,
    no and no shares authorized at June 30, 1999 and 2000
    and September 30, 2000 (unaudited), respectively;
    8,139,579, no and no shares issued and outstanding at
    June 30, 1999 and 2000 and September 30, 2000
    (unaudited), respectively...............................    12,366        --            --
  Preferred stock, $0.01 par value; no, 5,000,000 and
    5,000,000 shares authorized at June 30, 1999 and 2000
    and September 30, 2000 (unaudited), respectively; no
    shares issued and outstanding at June 30, 1999 and 2000
    and September 30, 2000 (unaudited)......................        --        --            --
  Common stock, $0.01 par value; 8,333,333, 60,000,000 and
    60,000,000 shares authorized at June 30, 1999 and 2000
    and September 30, 2000 (unaudited), respectively;
    553,177, 9,278,493 and 9,291,007 and shares issued and
    outstanding at June 30, 1999 and 2000 and September 30,
    2000 (unaudited), respectively..........................         6        93            93
  Additional paid-in capital................................       270    49,482        49,502
  Deferred stock compensation...............................       (67)      (47)          (43)
  Notes receivable from stockholders........................      (198)     (210)         (213)
  Accumulated deficit.......................................   (11,713)   (8,260)       (7,726)
  Accumulated other comprehensive income....................       606     2,720         1,394
                                                              --------   -------       -------
    Total stockholders' equity..............................     1,270    43,778        43,007
                                                              --------   -------       -------
    Total liabilities and stockholders' equity..............  $ 10,247   $57,323       $55,508
                                                              ========   =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              MOLDFLOW CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             THREE MONTHS ENDED
                                             YEAR ENDED JUNE 30,         --------------------------
                                        ------------------------------   OCTOBER 2,   SEPTEMBER 30,
                                          1998       1999       2000        1999          2000
                                        --------   --------   --------   ----------   -------------
                                                                                (UNAUDITED)
Revenue:
  Software licenses...................  $ 8,514    $12,238    $ 16,742     $2,823        $ 5,222
  Services............................    7,875      7,983      10,627      2,358          3,602
                                        -------    -------    --------     ------        -------
    Total Revenue.....................   16,389     20,221      27,369      5,181          8,824
                                        -------    -------    --------     ------        -------
Costs and expenses:
  Cost of software licenses revenue...      397        378         785        169            341
  Cost of services revenue............    1,685      1,319       1,057        236            343
  Research and development............    3,062      3,466       4,074        835          1,587
  Selling and marketing...............    7,287      9,673      13,495      2,698          4,291
  General and administrative..........    3,303      3,839       5,018      1,076          1,385
  Litigation..........................       --        620         785        280             --
  Nonrecurring charges................       --         --         284         --             --
  Amortization of goodwill and other
    intangible assets.................       84         --         311         --            367
                                        -------    -------    --------     ------        -------
    Total operating expenses..........   15,818     19,295      25,809      5,294          8,314
                                        -------    -------    --------     ------        -------
Income (loss) from operations.........      571        926       1,560       (113)           510

Interest income.......................       --         21         512         25            393
Interest expense......................     (238)      (198)        (85)       (26)           (22)
Other income (loss), net..............       19        (92)      1,717        (34)            35
                                        -------    -------    --------     ------        -------
    Income (loss) before income
      taxes...........................      352        657       3,704       (148)           916

Provision (benefit) for income
  taxes...............................      163        176         251       (217)           382
                                        -------    -------    --------     ------        -------
    Net income........................      189        481       3,453         69            534
Accretion on redeemable preferred
  stock...............................       80         --          --         --             --
                                        -------    -------    --------     ------        -------
    Net income available to common
      stockholders....................  $   109    $   481    $  3,453     $   69        $   534
                                        =======    =======    ========     ======        =======
Net income per common share:
    Basic.............................  $    --    $  1.82    $   1.29     $ 0.20        $  0.06
    Diluted...........................  $  0.04    $  0.08    $   0.48     $ 0.01        $  0.06
Shares used in computing net income
  per common share:
    Basic.............................       --        265       2,667        353          9,186
    Diluted...........................    5,228      6,166       7,190      6,292          9,698

  The accompanying notes are an integral part of these consolidated financial statements.

                              MOLDFLOW CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   CONVERTIBLE
                                                 PREFERRED STOCK           COMMON STOCK        ADDITIONAL     DEFERRED
                                              ---------------------   ----------------------    PAID-IN         STOCK
                                                SHARES      AMOUNT      SHARES     PAR VALUE    CAPITAL     COMPENSATION
                                              ----------   --------   ----------   ---------   ----------   -------------
Balance at June 30, 1997....................          --   $     --    2,020,256     $ 298      $   776         $ --
Accretion of redeemable preferred stock to
  redemption value..........................
Issuance of common stock in exchange for
  redemption rights of outstanding preferred
  stock.....................................                              29,167         4           73
Exchange of Class A convertible preferred
  stock for Series A convertible preferred
  stock, which was redesigned as series C-2
  convertible preferred stock...............   1,855,688      8,382
Exchange of convertible preferred stock for
  Series B convertible preferred stock,
  which was redesignated as series C-3
  convertible preferred stock...............     666,666      1,943
Redesignation of common stock as series C-1
  convertible preferred stock...............   4,918,616      1,151   (2,049,423)     (302)        (849)
Comprehensive income:
  Net income................................
  Foreign currency translation adjustment...
  Comprehensive income......................
                                              ----------   --------   ----------     -----      -------         ----
Balance at June 30, 1998....................   7,440,970     11,476           --        --           --           --
Conversion of promissory notes to
  series C-3 convertible preferred stock....     698,609        890
Issuance of common stock....................                             551,287         6          192
Exercise of stock options...................                               1,890        --            1
Deferred compensation associated with stock
  options...................................                                                         77          (77)
Amortization of deferred compensation.......                                                                      10
Comprehensive income:
  Net income................................
  Foreign currency translation adjustment...
  Comprehensive income......................
                                              ----------   --------   ----------     -----      -------         ----
Balance at June 30, 1999....................   8,139,579   $ 12,366      553,177     $   6      $   270         $(67)

                                                 NOTES                                        ACCUMULATED
                                               RECEIVABLE    COMPREHENSIVE                       OTHER            TOTAL
                                                  FROM           INCOME       ACCUMULATED    COMPREHENSIVE    STOCKHOLDERS'
                                              STOCKHOLDERS       (LOSS)         DEFICIT          INCOME          EQUITY
                                              ------------   --------------   ------------   --------------   -------------
Balance at June 30, 1997....................     $  --                          $(12,303)        $  645         $(10,584)
Accretion of redeemable preferred stock to
  redemption value..........................                                         (80)                            (80)
Issuance of common stock in exchange for
  redemption rights of outstanding preferred
  stock.....................................                                                                          77
Exchange of Class A convertible preferred
  stock for Series A convertible preferred
  stock, which was redesigned as series C-2
  convertible preferred stock...............                                                                       8,382
Exchange of convertible preferred stock for
  Series B convertible preferred stock,
  which was redesignated as series C-3
  convertible preferred stock...............                                                                       1,943
Redesignation of common stock as series C-1
  convertible preferred stock...............                                                                          --
Comprehensive income:
  Net income................................                    $   189              189                             189
  Foreign currency translation adjustment...                        107                             107              107
                                                                -------
  Comprehensive income......................                    $   296
                                                 -----          =======         --------         ------         --------
Balance at June 30, 1998....................        --                           (12,194)           752               34
Conversion of promissory notes to
  series C-3 convertible preferred stock....                                                                         890
Issuance of common stock....................      (198)                                                               --
Exercise of stock options...................                                                                           1
Deferred compensation associated with stock
  options...................................                                                                          --
Amortization of deferred compensation.......                                                                          10
Comprehensive income:
  Net income................................                    $   481              481                             481
  Foreign currency translation adjustment...                       (146)                           (146)            (146)
                                                                -------
  Comprehensive income......................                    $   335
                                                 -----          =======         --------         ------         --------
Balance at June 30, 1999....................     $(198)                         $(11,713)        $  606         $  1,270

                              MOLDFLOW CORPORATION
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   CONVERTIBLE
                                                 PREFERRED STOCK           COMMON STOCK        ADDITIONAL     DEFERRED
                                              ---------------------   ----------------------    PAID-IN         STOCK
                                                SHARES      AMOUNT      SHARES     PAR VALUE    CAPITAL     COMPENSATION
                                              ----------   --------   ----------   ---------   ----------   -------------
Balance at June 30, 1999....................   8,139,579   $ 12,366      553,177     $   6      $   270         $(67)
Exercise of stock options...................                              45,916        --           35
Amortization of deferred compensation.......                                                                      20
Conversion of outstanding shares of
  convertible preferred stock to shares of
  common stock..............................  (8,139,579)   (12,366)   5,488,450        55       12,311
Proceeds from initial public offering of
  common stock, net of issuance costs.......                           3,000,000        30       34,673
Exercise of warrants........................                               9,294        --           --
Proceeds from issuance of common stock to
  the underwriters of the Company's initial
  public offering of common shares pursuant
  to an option in the underwriting
  agreements................................                             181,656         2        2,193
Interest on notes receivable from
  stockholders..............................
Comprehensive income:
  Net income................................
  Unrealized gain on investment, net of
    taxes...................................
  Foreign currency translation adjustment...
  Comprehensive income......................
                                              ----------   --------   ----------     -----      -------         ----
Balance at June 30, 2000....................          --         --    9,278,493        93       49,482          (47)
Exercise of stock options (unaudited).......                              12,514        --           20
Amortization of deferred compensation
  (unaudited)...............................                                                                       4
Interest on notes receivable from
  stockholders (unaudited)..................
Comprehensive income:
  Net income (unaudited)....................
  Unrealized gain on hedging instruments
    (unaudited).............................
  Unrealized loss on investment, net of
    taxes (unaudited).......................
  Foreign currency translation adjustment
    (unaudited).............................
  Comprehensive loss (unaudited)............
                                              ----------   --------   ----------     -----      -------         ----
Balance at September 30, 2000 (unaudited)...          --   $     --    9,291,007     $  93      $49,502         $(43)
                                              ==========   ========   ==========     =====      =======         ====

                                                 NOTES                                        ACCUMULATED
                                               RECEIVABLE    COMPREHENSIVE                       OTHER            TOTAL
                                                  FROM           INCOME       ACCUMULATED    COMPREHENSIVE    STOCKHOLDERS'
                                              STOCKHOLDERS       (LOSS)         DEFICIT          INCOME          EQUITY
                                              ------------   --------------   ------------   --------------   -------------
Balance at June 30, 1999....................     $(198)                         $(11,713)        $  606         $  1,270
Exercise of stock options...................                                                                          35
Amortization of deferred compensation.......                                                                          20
Conversion of outstanding shares of
  convertible preferred stock to shares of
  common stock..............................                                                                          --
Proceeds from initial public offering of
  common stock, net of issuance costs.......                                                                      34,703
Exercise of warrants........................                                                                          --
Proceeds from issuance of common stock to
  the underwriters of the Company's initial
  public offering of common shares pursuant
  to an option in the underwriting
  agreements................................                                                                       2,195
Interest on notes receivable from
  stockholders..............................       (12)                                                              (12)
Comprehensive income:
  Net income................................                    $ 3,453            3,453                           3,453
  Unrealized gain on investment, net of
    taxes...................................                      2,281                           2,281            2,281
  Foreign currency translation adjustment...                       (167)                           (167)            (167)
                                                                -------
  Comprehensive income......................                    $ 5,567
                                                 -----          =======         --------         ------         --------
Balance at June 30, 2000....................      (210)                           (8,260)         2,720           43,778
Exercise of stock options (unaudited).......                                                                          20
Amortization of deferred compensation
  (unaudited)...............................                                                                           4
Interest on notes receivable from
  stockholders (unaudited)..................        (3)                                                               (3)
Comprehensive income:
  Net income (unaudited)....................                    $   534              534                             534
  Unrealized gain on hedging instruments
    (unaudited).............................                        107                             107              107
  Unrealized loss on investment, net of
    taxes (unaudited).......................                       (961)                           (961)            (961)
  Foreign currency translation adjustment
    (unaudited).............................                       (472)                           (472)            (472)
                                                                -------
  Comprehensive loss (unaudited)............                    $  (792)
                                                 -----          =======         --------         ------         --------
Balance at September 30, 2000 (unaudited)...     $(213)                         $ (7,726)        $1,394         $ 43,007
                                                 =====                          ========         ======         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              MOLDFLOW CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                            THREE MONTHS ENDED
                                                           YEAR ENDED JUNE 30,         -----------------------------
                                                      ------------------------------    OCTOBER 2,    SEPTEMBER 30,
                                                        1998       1999       2000         1999            2000
                                                      --------   --------   --------   ------------   --------------
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................  $   189    $   481    $  3,453      $   69         $   534
  Adjustments to reconcile to net cash provided by
    (used in) operating activities:
    Gain on sale of long term investment............       --         --      (1,744)         --              --
    Loss on disposals of fixed assets...............       --         18          40           8               7
    Depreciation and amortization...................      810        881       1,240         211             618
    Provisions for doubtful accounts................      256         29          13           2               9
    Foreign exchange losses (gains).................       51         97         (17)         27             (16)
    Changes in assets and liabilities, net of
      effects of acquisition:
      Accounts receivable...........................   (1,901)        (7)       (600)        249             276
      Inventories, prepaid expenses, other current
        assets......................................      (47)       209        (891)         16             112
      Other assets..................................      (40)      (209)       (211)       (135)            (68)
      Accounts payable..............................      122        437        (212)        (91)            507
      Accrued expenses..............................      889     (1,104)        332        (444)           (484)
      Deferred revenue..............................      442        374         (38)       (305)           (546)
                                                      -------    -------    --------      ------         -------
        Net cash provided by (used in) operating
          activities................................      771      1,206       1,365        (393)            949
                                                      -------    -------    --------      ------         -------
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchases of fixed assets.........................     (729)      (863)       (875)       (204)           (965)
  Investment in marketable securities...............       --         --      (4,957)         --          (6,898)
  Acquisition of C-Mold, net of cash acquired.......       --         --      (7,860)         --            (278)
  Proceeds from sale of long term investment........       --         --       1,779          --              --
  Proceeds from fixed asset disposals...............       --          9           4           4              --
                                                      -------    -------    --------      ------         -------
        Net cash used in investing activities.......     (729)      (854)    (11,909)       (200)         (8,141)
                                                      -------    -------    --------      ------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable to
    stockholders....................................      460         --          --          --              --
  Borrowings on bank notes payable..................    1,495      1,412       1,450         800               5
  Payments on bank notes payable....................   (1,124)    (2,120)     (2,276)       (112)            (13)
  Payments on capital lease obligations.............     (115)      (200)       (180)        (39)             (3)
  Proceeds from issuance of common stock............       --          1      36,933           1              20
                                                      -------    -------    --------      ------         -------
        Net cash provided by (used in) financing
          activities................................      716       (907)     35,927         650               9
                                                      -------    -------    --------      ------         -------
Effect of exchange rate changes on cash and cash
  equivalents.......................................      (67)        95         636         164            (167)
                                                      -------    -------    --------      ------         -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................      691       (460)     26,019         221          (7,350)
Cash and cash equivalents, beginning of year........    1,009      1,700       1,240       1,240          27,259
                                                      -------    -------    --------      ------         -------
Cash and cash equivalents, end of year..............  $ 1,700    $ 1,240    $ 27,259      $1,461         $19,909
                                                      =======    =======    ========      ======         =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest............................  $   183    $   225    $    104      $   28         $    16
  Cash paid for income taxes........................      112        157         212          39              62
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Acquisition of fixed assets under capital
    leases..........................................  $    18    $    --    $     34      $   --         $    --
  Conversion of notes payable to stockholder into
    series C-3 convertible preferred stock..........       --        890          --          --              --
  Issuance of common stock in exchange for notes
    receivable......................................       --        198          --          --              --

  The accompanying notes are an integral part of these consolidated financial statements.

                              MOLDFLOW CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND NATURE OF BUSINESS

    Moldflow Corporation (the "Company") was incorporated in Delaware, USA in January 1997. The Company was formed as the successor corporation to Moldflow International Pty. Ltd. ("MIPL"), an Australian corporation that had been incorporated in March 1994. On August 5, 1997, the stockholders of MIPL effected a reorganization of that company's shares, resulting in MIPL becoming a wholly owned subsidiary of the Company, and the stockholders of MIPL becoming stockholders of the Company (Note 8).

    The Company was formed to design, develop, manufacture and market computer software applications for the design, engineering and manufacture of injection molded plastic parts and, as such, revenues are derived from the plastic design and manufacturing industry. The Company sells its products primarily to customers in the United States, Europe, Asia and Australia.

    On April 13, 2000, the Company completed an acquisition of Advanced CAE Technology, Inc., which formerly conducted business as "C-Mold" (Note 3). The business combination was accounted for using the purchase method of accounting. Accordingly, these financial statements present together the financial position and results of operations of the Company and C-Mold from the date of acquisition.

    The Company's fiscal year end is June 30. References to 1998, 1999 or 2000 mean the fiscal year ended June 30, unless otherwise indicated.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The interim consolidated financial statements and related notes as of September 30, 2000 and for the three month periods ended October 2, 1999 and September 30, 2000 are unaudited. In the opinion of the Company's management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these interim periods. The results of operations for the three months ended
September 30, 2000 are not necessarily indicative of the results of operations for the year ended June 30, 2001 or any other future period.

FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of international subsidiaries, whose functional currency is the local currency, are translated at the rates in effect at the balance sheet date and translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive income. Statement of income amounts are translated at the average rate for the year. Foreign currency transaction gains and losses are included in other income and expense.

                              MOLDFLOW CORPORATION

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The Company invests excess cash primarily in overnight investments held at major financial institutions. Accordingly, these investments are subject to minimal credit and market risk and are reported at cost, which approximates fair value.

MARKETABLE SECURITIES

    The Company's marketable securities at June 30, 2000 consisted of corporate bonds with maturities in excess of three months but less than two years and shares of a publicly traded company. These investments are classified as available-for-sale and are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income, net of the related tax effect of $1.2 million. As of June 30, 2000, unrealized gains on these marketable securities were $3.5 million.

ACCOUNTS RECEIVABLE, CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments which potentially expose the Company to concentrations of credit risk include accounts receivable and marketable securities. The Company's customer base consists of a large number of geographically dispersed customers. The Company maintains reserves for potential credit losses on accounts receivable and such losses, in the aggregate, have not exceeded management expectations. The Company invests its excess cash in financial instruments with high credit quality in accordance with its investment policy, as approved by the board of directors.

    Revenue of $2,074,000 (13% of total revenue), $1,888,000 (9% of total revenue) and $2,268,000 (8% of total revenue) was attributable to one customer in fiscal 1998, 1999 and 2000, respectively. At June 30, 1999 and 2000, accounts receivable from that customer accounted for $153,000 (3% of total accounts receivable) and $182,000 (3% of total accounts receivable), respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    At June 30, 2000, the Company's financial instruments consisted of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, deferred revenue, and long-term debt. The carrying amounts of these instruments at June 30, 2000 approximate their fair values.

INVENTORIES

    Inventories are predominantly finished goods and are stated at the lower of cost, using the first-in, first-out method, or market.

FIXED ASSETS

    Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets held under capital leases are stated at the lower of the fair market value of the related asset or the present value of the minimum lease payments at the inception of the lease and are amortized using the straight-line method over the shorter of the life

                              MOLDFLOW CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of the related asset or the term of the lease. Maintenance and repair costs are charged to expense as incurred; improvements are capitalized. Upon retirement or sale, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts with any resulting gain or loss credited or charged to other income.

GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill represents the excess of cost over the fair value of the net assets acquired in the purchase of C-Mold (Note 3). Goodwill is amortized using the straight-line method over seven years. The cost of other acquired intangibles is amortized using the straight-line method over the following useful lives: developed technology--4 years, assembled workforce--4 years and non-compete covenants with former members of C-Mold senior management--5 years.

IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations, including goodwill and other intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Through June 30, 2000, the Company had not recognized any impairment loss on its long-lived assets.

REVENUE RECOGNITION

    Revenue is derived from the licensing of computer software products and from services consisting of maintenance and support, consulting, material testing and training. The Company has adopted the guidelines of Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of
Position 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"), both of which provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions.

    The Company recognizes revenue from sales of software licenses upon product shipment provided that evidence of the purchase commitment exists, the license fee is fixed and determinable, collection is probable and all other revenue recognition criteria of SOP 97-2 are met. Generally, the Company's software products do not require significant modification or customization. Installation of the products is generally routine, requires insignificant effort and is not essential to the functionality of the product. The Company recognizes revenue from maintenance and support ratably over the contract period and from training and other related services as the services are performed.

    Maintenance and support contracts are often entered into at the same time as the sale of software licenses. In accordance with SOP 97-2, the Company considers these multiple elements of a single arrangement. Payment for this arrangement is typically received up-front, and the total fee is then allocated ratably to these elements based upon vendor specific objective evidence of fair value ("VSOE") for each, which is determined based upon the prices charged to customers when these

                              MOLDFLOW CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) elements are sold separately; the revenue allocated to each is then recognized as described above for these elements.

    When VSOE does not exist for all elements of an arrangement, the Company employs the "residual method" of accounting for revenue recognition, as defined by SOP 98-9. The residual method requires that the portion of the total arrangement fee attributable to the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with SOP 97-2. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements, if all other revenue recognition criteria of SOP 97-2 are met. VSOE for the undelivered elements is determined based on the prices charged to customers when these elements are sold separately, typically from the renewal of the annual maintenance and support contracts.

SOFTWARE DEVELOPMENT COSTS

    Costs associated with the research and development of the Company's products are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishing technological feasibility, as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," and capitalized thereafter until commercial release of the software products. Software development costs eligible for capitalization have not been significant to date.

    Costs of software applications developed or obtained for internal use that are incurred during the applications' development stage are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained For Internal Use." Costs eligible for capitalization have not been significant to date.

ADVERTISING COSTS

    The Company expenses the cost of advertising as incurred or, as appropriate, the first time the advertising takes place. Advertising costs for the years ended June 30, 1998, 1999 and 2000 were $207,000, $741,000 and $714,000, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretation. Accordingly, compensation expense is recorded for options issued to employees in fixed amounts to the extent that the fixed exercise prices are less than the fair market value of the Company's common stock at the date of grant. The Company follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation"
(Note 10). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

NET INCOME PER COMMON SHARE

    The Company computes net income per common share in accordance with SFAS No. 128, "Earnings Per Share," ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares

                              MOLDFLOW CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) outstanding. Diluted earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding and, when dilutive, all potential common equivalent shares outstanding including restricted stock, options and warrants. The dilutive effect of options and warrants to purchase common stock is determined under the treasury stock method using the average fair value of common stock for the period (Note 11).

COMPREHENSIVE INCOME

    As required, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" on July 1, 1998. Under SFAS No. 130, the Company is required to display comprehensive income and its components as part of the Company's full set of financial statements. The measurement and presentation of net income did not change. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. At June 30, 2000, accumulated other comprehensive income was comprised of cumulative foreign currency translation adjustments and unrealized gains on marketable securities. The individual components of comprehensive income are reflected in the statement of stockholders' equity for the years ended June 30, 1998, 1999 and 2000.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions involving Stock Compensation--An interpretation of APB Opinion No. 25." FIN
No. 44 addresses the application of APB No. 25 and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions in FIN No. 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN No. 44 to have a material impact on the Company's financial position or results of operations.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements." This statement was amended by the issuance of SAB 101B, "Second
Amendment: Revenue Recognition in Financial Statements," which delayed the implementation date of SAB 101 until the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues in financial statements. The Company is currently assessing the impact of SAB 101 on its financial position and results of operations.

                              MOLDFLOW CORPORATION

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all quarters of all years beginning after June 15, 2000. The Company did not use derivative instruments or engage in hedging activities through fiscal 2000.

    UNAUDITED--During the three months ended September 30, 2000, the Company began to engage in hedging activities and has adopted the accounting and reporting requirements of SFAS 133 (Note 16).

3.  ACQUISITION

    On April 13, 2000, the Company acquired Advanced CAE Technology, Inc., which formerly conducted business as C-Mold, for $11.3 million in cash. The acquisition was accounted for using the purchase method of accounting, and the results of C-Mold have been included in the Company's consolidated financial statements since the date of acquisition. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed at their fair values on the date of the acquisition, based on management's estimates and, with respect to the identifiable intangible assets, an independent professional appraisal. The excess of the purchase price over the amounts allocated to the assets acquired and liabilities assumed was recorded as goodwill. The purchase price was allocated as follows (in thousands):


Current assets..............................................  $ 4,685
Property and equipment......................................    1,884
Assembled workforce.........................................      832
Developed technology........................................      655
Non-compete covenants.......................................      611
In-process research and development.........................      214
Other long term assets......................................      199
Current liabilities.........................................   (3,780)
Non-current liabilities.....................................     (881)
Goodwill....................................................    6,834
                                                              -------
                                                              $11,253
                                                              =======

    In the opinion of management, the purchased in-process research and development had not yet reached technological feasibility and had no alternative future use. Consequently, a nonrecurring charge of $214,000 was recognized during the fourth quarter of fiscal 2000 to expense the value of the acquired in-process research and development. The value assigned was determined by identifying research projects that were in-process as of the date of acquisition for which technological feasibility had not yet been established. To determine the fair value of the acquired in-process research and development, the Company considered the stage of completion, the costs incurred and the costs to complete, and the contribution of existing core technology, estimating the resulting net future cash flows from the products under development, discounted to their net present value.

                              MOLDFLOW CORPORATION

3.  ACQUISITION (CONTINUED)



    The following table summarizes the unaudited pro forma results of operations for the years ended June 30, 1999 and 2000 as if the acquisition of C-Mold had been completed on July 1, 1998. The unaudited pro forma data gives effect to actual operating results prior to the acquisition, including adjustments to amortization of goodwill and other intangible assets but excluding the nonrecurring charge for in-process research and development. These pro forma amounts do not purport to be indicative of actual results had the acquisition occurred on July 1, 1998 or that may be obtained in the future.

                                                           YEAR ENDED JUNE 30,
                                                           -------------------
                                                             1999       2000
                                                           --------   --------
                                                             (IN THOUSANDS,
                                                            EXCEPT PER SHARE
                                                                  DATA)
                                                               (UNAUDITED)
Revenue..................................................  $27,889    $33,495
Net income (loss)........................................   (1,573)     2,063
Net income (loss) per common share:
  Basic..................................................  $ (1.40)   $  0.62
  Diluted................................................    (1.40)      0.26

    UNAUDITED--During the three months ended September 30, 2000, certain preacquisition contingencies were resolved that resulted in a $278,000 increase in the consideration paid for C-Mold, which was recorded as additional goodwill. As of September 30, 2000, the carrying value of goodwill was $6.7 million, net of accumulated amortization of $450,000.

4.  FIXED ASSETS

    Fixed assets consist of the following (in thousands):

                                                  ESTIMATED
                                                    USEFUL           JUNE 30,
                                                     LIFE       -------------------
                                                   (YEARS)        1999       2000
                                                 ------------   --------   --------
Land...........................................      --         $   562    $   990
Buildings......................................      30           1,392      2,285
Equipment......................................      5-7          2,149      2,557
Computer equipment.............................      3-5          1,491      1,642
Furniture and fixtures.........................     7-10            493        568
Computers and equipment under capital leases...      3-7            708        633
Other..........................................      3-7             20        405
                                                                -------    -------
                                                                  6,815      9,080
Less--accumulated depreciation and
  amortization.................................                  (3,705)    (4,216)
                                                                -------    -------
                                                                $ 3,110    $ 4,864
                                                                =======    =======

    Depreciation expense, including amortization of assets under capital leases, was $726,000, $881,000, and $929,000 for the years ended June 30, 1998, 1999 and
2000, respectively. Accumulated amortization for assets held under capital leases was $425,000, $596,000 and $575,000 at June 30, 1998, 1999 and 2000,
respectively.

                              MOLDFLOW CORPORATION

5.  ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                                  JUNE 30,
                                                             -------------------
                                                               1999       2000
                                                             --------   --------
Employee wages and commissions.............................   $  565     $1,218
Employee leave costs.......................................      604        465
Employee retirement costs..................................      344        620
Professional fees..........................................      591        713
Taxes and withholding......................................      336      2,104
Severance costs............................................       --        573
Lease termination charges..................................       --         70
Other......................................................      395        501
                                                              ------     ------
                                                              $2,835     $6,264
                                                              ======     ======

    In June 2000, the Company recorded a charge of $70,000 related to exit costs incurred in the relocation of its corporate headquarters to Wayland, Massachusetts. The amount is included as a nonrecurring charge in the Company's consolidated statement of income. The exit costs specifically relate to non-cancelable lease costs which terminate in November 2000.

    UNAUDITED--During the three months ended September 30, 2000, cash paid against this accrual was $40,000, reducing the remaining amount to $30,000.

6.  NOTES PAYABLE TO STOCKHOLDERS

    In January 1997, certain subsidiaries of the Company entered into loan agreements with stockholders of the Company, which provided the Company with a maximum borrowing amount of $1,073,000. Interest expense incurred by the Company under these agreements in the year ended June 30, 1998 was $85,000.

    On July 6, 1998, the Company converted the outstanding principal balance of the notes of $890,000 into 698,609 shares of the Company's series C-3 convertible preferred stock. Accrued interest of $107,000 was paid in cash upon conversion.

7.  BANK NOTES PAYABLE

LINES OF CREDIT

    In April 1998, the Company entered into an agreement with a bank for a revolving credit facility totaling $3,750,000. In November 1998, the overall facility was reduced to $3,250,000. Borrowings under the facility are secured by certain assets of the Company and its Australian subsidiaries, and by a standby letter of credit issued by an Australian bank. Available borrowings under the line are computed based upon a percentage of domestic and foreign accounts receivable and the value of the standby letter of credit in the amount of $754,000. The line bears interest at the rate of prime plus 1.25% (10.75% at June 30, 2000) and prime plus 1.50% (11.00% at June 30, 2000) on the domestic and foreign lines, respectively, and was subject to a commitment fee of one half of one percent. All outstanding principal plus accrued interest was due in October 1999, however, on October 22, 1999, the term of the facility was extended to December 31, 2000. All other significant provisions of the facility remained unchanged.

    At June 30, 1999 and 2000, borrowings under the facility were $767,000 and $0, respectively. The agreement contains covenants which, among other matters, restrict or limit the ability of the

                              MOLDFLOW CORPORATION

7.  BANK NOTES PAYABLE (CONTINUED)
Company to pay dividends, incur indebtedness, merge, acquire or sell assets. The Company must also maintain certain financial ratios regarding liquidity, profitability and net worth, among other restrictions. At June 30, 2000, the Company was in compliance with these covenants.

    In connection with the facility, the Company issued warrants to purchase up to 20,833 shares of the Company's common stock. These warrants were immediately exercisable at $7.20 per share and had an expiration date of April 2005. The value ascribed to these warrants was determined by management using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.8%; expected life of 7 years; expected volatility of 100%; and no dividend yield. The resulting value of the warrants was not significant. The warrants were exercised on March 28, 2000 in connection with the Company's initial public offering of common stock.

EQUIPMENT LOANS

    At June 30, 1999 and 2000, the Company had $65,000 and $13,000,
respectively, outstanding under various equipment term loans. The loans bear interest at variable rates ranging from 6% to 8% and require monthly payments of principal and interest through 2001.

SECURED LOANS

    At June 30, 2000, the Company had $897,000 outstanding under two mortgage contracts secured by real estate in Louisville, Kentucky and Taiwan. Of this amount, $45,000 was classified as current.

    The loan agreement for the Louisville facility has an adjustable interest rate defined at the prime rate (8.25% at June 30, 2000). At June 30, 2000, the unpaid balance was $607,000, of which $23,000 is classified as current. The loan is to be repaid in equal monthly payments of $6,000. Each payment will be applied first to interest with the remainder applied to principal. Based on the current monthly payments of $6,000 and an interest rate of 8.25%, the Company will be required to make a final payment of approximately $490,000 in the year 2005. The agreement is secured by the real property located in Louisville. The Company was in compliance with the related debt covenants at June 30, 2000. This facility is currently being held for sale; if sold, this loan must be repaid.

    The mortgage loan for the Taiwan facility was refinanced by C-Mold during its fiscal 1997 and is due in 2012. At June 30, 2000, the unpaid balance on the mortgage was $290,000, of which $22,000 is classified as current. The interest rate on the mortgage loan is adjusted annually (8.3% at June 30, 2000). Monthly interest and principal payments are $4,000.

                              MOLDFLOW CORPORATION

7.  BANK NOTES PAYABLE (CONTINUED)
    Future principal payments for these mortgages as of June 30, 2000 are as follows (in thousands):

YEAR ENDING JUNE 30,
--------------------
2001........................................................    $ 45
2002........................................................      52
2003........................................................      56
2004........................................................      61
2005........................................................      66
Thereafter..................................................     617
                                                                ----
                                                                 897
Less: current portion.......................................      45
                                                                ----
                                                                $852
                                                                ====

8.  PREFERRED STOCK

    On June 30, 1997, the Board of Directors of MIPL voted to enter into an agreement with its stockholders and with the Company, whereby MIPL would reacquire all of its outstanding and issued shares and issue an equal number of common and convertible preferred shares to the Company. Simultaneously under the arrangement, the former stockholders of MIPL would become stockholders of the Company. Upon execution of the share exchange on August 5, 1997, the Company effectively reorganized and MIPL became a wholly owned subsidiary of the Company. The exchange resulted in the issuance by the Company of common stock, series A convertible preferred stock and series B convertible preferred stock.

    Prior to the exchange, the MIPL preferred stockholders' redemption rights were removed. As consideration for the removal of these redemption rights, these stockholders received 29,167 common shares of MIPL, which were valued at $77,000.

    On March 9, 1998, the Company redesignated the previously issued common, series A convertible preferred and series B convertible preferred into shares of series C-1, C-2 and C-3 convertible preferred stock, respectively. In addition, on that date, the Company increased the number of authorized common shares from 4,166,667 to 8,333,333 and increased the number of all classes of authorized convertible preferred shares from 5,732,032 to 8,254,386.

    On July 6, 1998, the Company converted the outstanding principal balance of $890,000 in notes payable to stockholders of the Company into 698,609 shares of newly designated series C-3 convertible preferred stock.

    On March 27, 2000, in conjunction with the Company's initial public offering of common shares, all shares of series C-1, C-2 and C-3 convertible preferred stock were automatically converted into common stock in accordance with the terms of their conversion rights. Conversion was based on a formula, which resulted in a 1-for-0.41667 exchange for the series C-1 and C-3 holders and a 1-for-1.54668 exchange for the series C-2 holders.

                              MOLDFLOW CORPORATION

8.  PREFERRED STOCK (CONTINUED)
    Convertible preferred stock consists of the following (amounts in thousands, except share data):

                                                                   JUNE 30,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Series C-1 convertible preferred stock; $0.01 par value;
  4,918,616 and no shares authorized, issued and outstanding
  at June 30, 1999 and 2000, respectively...................  $ 1,151    $    --

Series C-2 convertible preferred stock; $0.01 par value;
  1,855,688 and no shares authorized, issued and outstanding
  at June 30, 1999 and 2000, respectively...................    8,382         --

Series C-3 convertible preferred stock; $0.01 par value;
  1,480,082 shares authorized and 1,365,275 shares issued
  and outstanding at June 30, 1999; no shares authorized,
  issued or outstanding at June 30, 2000....................    2,833         --
                                                              -------    -------

                                                              $12,366    $    --
                                                              =======    =======

    On January 20, 2000, the Board of Directors approved an amendment to the Company's certificate of incorporation increasing the number of authorized shares of preferred stock to 5,000,000, with a par value of $0.01 per share. This increase became effective on March 31, 2000.

9.  COMMON STOCK

    Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to dividends when-and-if declared by the Board of Directors.

    On July 1, 1998, the Company issued 551,287 shares of its common stock to certain officers and senior managers of the Company for a cash purchase price of $198,000. In connection with this issuance, the employees entered into Stock Restriction Agreements that contain restrictions on the sale of the shares by the employees and loan agreements evidenced by promissory notes bearing interest at 5.77% and maturing on June 30, 2003. The shares purchased by the employees under the Stock Restriction Agreements vest on varying schedules through fiscal year 2003.

    On January 20, 2000, the Board of Directors approved a 2.4-to-1 reverse stock split of the Company's common stock which became effective on March 23, 2000. All share and per share information in the accompanying consolidated financial statements and notes has been retroactively restated to reflect the effect of this reverse stock split.

    On March 31, 2000, the Company completed an initial public offering of common stock, which resulted in the issuance of 3,000,000 shares of common stock. Proceeds to the Company, net of the underwriting discount and costs of the offering, were $34.7 million. Additionally, effective March 31, 2000, the number of authorized shares of common stock of the Company was increased to 60,000,000.

    On April 13, 2000, the underwriters of the Company's initial public offering exercised their option to purchase an additional 450,000 shares of common stock, of which 181,656 shares were issued by the Company. The proceeds to the Company, net of the underwriting discount, were $2.2 million.

                              MOLDFLOW CORPORATION

9.  COMMON STOCK (CONTINUED)
    At June 30, 2000 the Company had 2,204,650 shares of its common stock reserved for issuance under the Company's Stock Option and Incentive Plan and Employee Stock Purchase Plan.

10.  STOCK PLANS

STOCK OPTION PLAN

    In August 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Plan") which provides for the grant of incentive stock options, non-qualified stock options, stock awards and stock purchase rights for the purchase of up to 931,303 shares of the Company's common stock by officers, employees, consultants and directors of the Company. In April 1999, the number of shares available under the 1997 Plan was increased to 1,537,158 shares. The Board of Directors is responsible for administration of the 1997 Plan. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company's voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Non-qualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than the book value per share. The Company will not issue any more shares under the 1997 Plan.

    On January 20, 2000, the Board of Directors approved the Moldflow Corporation 2000 Stock Option and Incentive Plan (the "2000 Plan"), which provides for the grant of incentive stock options, stock awards and stock purchase rights for the purchase of up to 2,000,000 shares of common stock by officers, employees, consultants and directors of the Company. As with the 1997 Plan, the 2000 Plan is administered by the Board of Directors. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company's voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Non-qualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than the book value per share.

    In January 1999 an amendment was made to certain employee stock options which resulted in a determinable measurement date. Deferred compensation of $77,000 was recorded, in accordance with APB No. 25, and is being amortized over the related vesting period. Related compensation expense of $10,000 and $20,000 was recorded during the years ended June 30, 1999 and 2000, respectively. During fiscal 2000, the Company granted options to purchase 1,042 shares of its common stock at an exercise price below the then fair market value of the Company's stock, as determined by the Board of Directors. In addition, the Company granted an option to purchase 521 shares of its common stock to a consultant. The Company recorded compensation expense of $12,000 in fiscal 2000 relating to these two option grants.

    Except for the options noted above, no other compensation cost has been recognized for employee stock-based compensation for the years ended June 30, 1998, 1999 and 2000. Had compensation cost been determined based on the fair value at the grant dates for awards in 1998,

                              MOLDFLOW CORPORATION

10.  STOCK PLANS (CONTINUED)
1999 and 2000 consistent with the provisions of SFAS No. 123, the Company's net income (loss) available to common stockholders would have been the pro forma amounts indicated below. Because options vest over several years and additional option grants are expected to be made in future years, the pro forma results are not representative of the pro forma results for future years.

                                                            YEAR ENDED JUNE 30,
                                                       ------------------------------
                                                         1998       1999       2000
                                                       --------   --------   --------
                                                               (IN THOUSANDS,
                                                           EXCEPT PER SHARE DATA)
Net income (loss) available to common stockholders
  As reported........................................   $ 109      $ 481      $3,453
  Pro forma..........................................     (58)       462       2,285
Net income (loss) per common share:
  Basic--as reported.................................   $  --      $1.82      $ 1.29
  Pro forma basic....................................      --       1.74        0.86
  Diluted--as reported...............................    0.04       0.08        0.48
  Pro forma diluted..................................      --       0.07        0.32

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for grants:

                                                            YEAR ENDED JUNE 30,
                                                    ------------------------------------
                                                      1998          1999          2000
                                                    --------      --------      --------
Dividend yield....................................      --            --             --
Volatility........................................   0.001%        0.001%         75.00%
Risk-free interest rate...........................     5.8%          4.6%           6.3%
Expected option life..............................   8 yrs         8 yrs        7.3 yrs

    A summary of the status of the Company's stock options as of June 30, 1998, 1999 and 2000, and changes during the years then ended, is presented below:

                                          1998                            1999                             2000
                             ------------------------------   -----------------------------   ------------------------------
                                          WEIGHTED AVERAGE                WEIGHTED AVERAGE                 WEIGHTED AVERAGE
                               SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE       SHARES      EXERCISE PRICE
                             ----------   -----------------   ---------   -----------------   ----------   -----------------
Outstanding at beginning of
  year.....................          --         $  --           795,624         $2.45            566,105        $ 3.07
Granted....................   1,267,277          1.15           375,938          4.44            374,738         15.07
Exercised..................          --            --          (553,177)         0.36            (45,916)         0.53
Canceled...................    (471,653)         2.45           (52,280)         0.36            (31,323)         8.49
                             ----------                       ---------                       ----------
Outstanding at end of
  year.....................     795,624          2.45           566,105          3.07            863,604          8.22
                             ==========                       =========                       ==========
Options exercisable at end
  of year..................     254,392                          68,382                          159,614
Weighted average fair value
  of options granted during
  the year.................  $     0.41                       $    1.37                       $    11.42
Options available for
  future grant.............     135,679                         417,877                        1,704,650

    In conjunction with the redesignation of the Company's common and preferred stock in March 1998 (Note 8), 390,842 options with an exercise price of $2.64 were exchanged for 697,910

                              MOLDFLOW CORPORATION

10.  STOCK PLANS (CONTINUED)
options with an exercise price of $0.36. The exercise price at the time of the exchange was considered the fair market value of the common stock of the Company subsequent to the redesignation. All other terms of the new options remained consistent with the terms of the exchanged options.

    The following table summarizes information about stock options outstanding at June 30, 2000:

                                                       WEIGHTED AVERAGE
                                  WEIGHTED AVERAGE   REMAINING CONTRACTUAL     SHARES      WEIGHTED AVERAGE
EXERCISE PRICE          SHARES        EXERCISE           LIFE (YEARS)        EXERCISABLE    EXERCISE PRICE
--------------         --------   ----------------   ---------------------   -----------   ----------------
$0.36-$5.00..........  257,229         $ 0.73                   5.7             97,522           $0.60
$5.01-$10.00.........  273,084           6.19                   6.9             62,092            6.02
$10.01-$15.00........   78,941          12.11                   8.7                 --              --
$15.01-$20.00........  254,350          16.76                   7.7                 --              --
                       -------                                                 -------
$0.36-$20.00.........  863,604           8.22                   6.9            159,614            2.71
                       =======                                                 =======

STOCK PURCHASE PLAN

    On January 20, 2000, the Board of Directors approved the Moldflow Corporation Employee Stock Purchase Plan with an authorization of up to 500,000 shares of common stock. This plan is open to all eligible employees of the Company. Under the plan, each employee may elect to have up to 10% of his or her base salary withheld and applied toward the purchase of shares within each six-month offering period. The purchase price per share is determined based on 85% of the lower of the fair market value of the stock on the first or the last day of each offering period. At June 30, 2000, no shares had been issued under the plan.

11.  NET INCOME PER COMMON SHARE

    Under the provisions of SFAS 128, the computation of basic and diluted net income per common share has been adjusted retroactively for all periods presented to reflect the redesignation of the Company's common and preferred stock in March 1998 (Note 8). As a result of this treatment of the redesignation, the Company had no common stock outstanding prior to June 30, 1998 for purposes of computing net income per common share. Accordingly, basic net income per common share was zero for the year ended June 30, 1998.

                              MOLDFLOW CORPORATION

11.  NET INCOME PER COMMON SHARE (CONTINUED)
    Options and warrants to purchase 432,000 and 335,000 shares of common stock were outstanding for the years ended June 30, 1999 and 2000, respectively, but were not included in the calculation of diluted net income per common share, as their inclusion would be antidilutive.

                                                                 YEAR ENDED JUNE 30,
                                                            ------------------------------
                                                              1998       1999       2000
                                                            --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Net income................................................   $  189     $  481     $3,453
Accretion on preferred stock..............................       80         --         --
                                                             ------     ------     ------
Net income available to common stockholders...............   $  109     $  481     $3,453
                                                             ======     ======     ======
Weighted average shares used in computing net income per
  common share--basic.....................................       --        265      2,667
                                                             ------     ------     ------
Effect of dilutive securities:
  Restricted stock........................................       --        287        158
  Employee stock options and warrants.....................       34        162        310
  Convertible preferred stock.............................    5,194      5,452      4,055
                                                             ------     ------     ------
    Dilutive potential common shares......................    5,228      5,901      4,523
                                                             ------     ------     ------
Weighted average shares used in computing net income per
  common share--diluted...................................    5,228      6,166      7,190
                                                             ======     ======     ======
Net income per common share--basic........................   $   --     $ 1.82     $ 1.29
Net income per common share--diluted......................   $ 0.04     $ 0.08     $ 0.48

12.  INCOME TAXES

    The income before income taxes consists of the following (in thousands):

                                                                  YEAR ENDED JUNE 30,
                                                             ------------------------------
                                                               1998       1999       2000
                                                             --------   --------   --------
Domestic income (loss).....................................    $(57)    $(3,335)    $1,999
Foreign income.............................................     409       3,992      1,705
                                                               ----     -------     ------
  Income before income taxes...............................    $352     $   657     $3,704
                                                               ====     =======     ======

                              MOLDFLOW CORPORATION

12.  INCOME TAXES (CONTINUED)
    The provision for income taxes consists of the following (in thousands):

                                                              YEAR ENDED JUNE 30,
                                                         ------------------------------
                                                           1998       1999       2000
                                                         --------   --------   --------
Current:
  Federal..............................................    $ 10       $  5       $ 10
  State................................................      47         18         73
  Foreign..............................................     184        153         86
                                                           ----       ----       ----
    Total current......................................     241        176        169
                                                           ----       ----       ----

Deferred:
  Federal..............................................     (78)        --         74
  State................................................      --         --          8
  Foreign..............................................      --         --         --
                                                           ----       ----       ----
    Total deferred.....................................     (78)        --         82
                                                           ----       ----       ----
                                                           $163       $176       $251
                                                           ====       ====       ====

    The reconciliation of the provision for income taxes computed at the U.S. federal statutory tax rate to the actual provision is as follows (in thousands):

                                                            YEAR ENDED JUNE 30,
                                                       ------------------------------
                                                         1998       1999       2000
                                                       --------   --------   --------
Statutory federal rate of 34%........................    $120       $223     $ 1,259
Foreign withholding taxes............................      36         79         (26)
State income taxes, net of federal benefit...........     (51)        12          53
Permanent differences................................      11        (94)         (6)
Change in valuation allowance........................      27        (54)     (1,018)
Foreign tax rate differential........................      35         20          15
Other................................................     (15)       (10)        (26)
                                                         ----       ----     -------
                                                         $163       $176     $   251
                                                         ====       ====     =======

                              MOLDFLOW CORPORATION

12.  INCOME TAXES (CONTINUED)
    The deferred tax assets and liabilities consist of the following (in thousands):

                                                                JUNE 30,
                                                           -------------------
                                                             1999       2000
                                                           --------   --------
Deferred tax assets:
  Net operating loss carryforwards.......................  $ 4,472    $ 4,794
  Foreign tax credit.....................................      326        537
  Accrued expenses not deductible for tax purposes.......      133        274
  Revenue deferred for financial purposes................    1,614         47
  Other..................................................      274        465
                                                           -------    -------
    Gross deferred tax assets............................    6,819      6,117
  Deferred tax asset valuation allowance.................   (6,536)    (5,297)
                                                           -------    -------
    Total deferred tax assets............................      283        820
Deferred tax liabilities.................................     (205)      (948)
                                                           -------    -------
    Net deferred tax assets (liabilities)................  $    78    $  (128)
                                                           =======    =======

    At June 30, 2000, the Company had available federal, state and foreign net operating loss carryforwards of approximately $9,538,000, $8,241,000 and $3,429,000, respectively. These carryforwards expire at various times through 2020 if not utilized. Under the provisions of the U.S. Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of federal net operating loss carryforwards and tax credit carryforwards which could be utilized annually to offset federal future taxable income and taxes payable.

    Under generally accepted accounting principles, the benefit associated with future deductible differences is recognized if it is more likely than not that the benefit will be realized. Management believes that, based on the Company's historical results of operations, it is more likely than not that a substantial amount of the Company's deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance of $6,536,000 and $5,297,000 at June 30, 1999 and 2000, respectively. Management believes that the net deferred tax asset represents management's best estimate, based upon the weight of available evidence, of the deferred tax asset that will be realized. If such evidence were to change, based upon near-term operating results and longer-term projections, the amount of the valuation allowance recorded against the gross deferred tax asset may be decreased or increased.

13.  BENEFIT PLANS

401(K) SAVINGS PLAN

    The Company has established a retirement savings plan under Section 401(k) of the U.S. Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all U.S. based employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the 401(k) Plan may be made at the discretion of the Company. The Company contributed $132,000, $175,000 and $227,000 to the 401(k) Plan in the years ended June 30, 1998, 1999 and 2000, respectively.

                              MOLDFLOW CORPORATION

13.  BENEFIT PLANS (CONTINUED)
SUPERANNUATION PLAN

    Employees of the Company's Australian subsidiary are covered by a defined contribution Superannuation Plan. The Superannuation Plan covers substantially all Australian employees and, under Australian law, the Company is required to contribute a fixed percentage of taxable compensation to this plan. The Company contributed $157,000, $201,000 and $187,000 to the Superannuation Plan in the years ended June 30, 1998, 1999 and 2000, respectively.

14.  COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

    The Company leases certain of its office space and certain office equipment under noncancelable operating leases, which expire at various dates through 2009. In June 2000, the Company entered into a five-year lease for a new corporate headquarters in Wayland, Massachusetts. The Company also leases computers and other equipment under capital leases that expire in 2001. Future minimum lease commitments at June 30, 2000, including the new headquarters lease, are as follows (in thousands):

                                                            OPERATING   CAPITAL
YEAR ENDING JUNE 30,                                         LEASES      LEASES
--------------------                                        ---------   --------
2001......................................................   $1,274       $11
2002......................................................      949        --
2003......................................................      825        --
2004......................................................      776        --
2005......................................................      768        --
Thereafter................................................      652        --
                                                             ------       ---
                                                             $5,244        11
                                                             ======
Less: portion representing interest.......................                  1
                                                                          ---
                                                                          $10
                                                                          ===

    Total rent expense under these operating leases was $515,000, $664,000 and $837,000 for the years ended June 30, 1998, 1999 and 2000, respectively.

LITIGATION

    On February 17, 1999, the Company filed suit against a former employee and the individual's then current employer, C-Mold, seeking immediate and permanent injunctive relief in connection with the theft and misappropriation of the Company's proprietary trade secrets. The complaint sought permanent injunction against the defendants, actual, consequential and punitive damages, and recovery of all legal costs.

    During fiscal years 1999 and 2000, the Company incurred legal expenses of $620,000 and $785,000, respectively, during the prosecution of this litigation. These expenses have been included in litigation expenses in the consolidated statement of income.

    On April 13, 2000, in connection with the Company's acquisition of C-Mold, this litigation was dismissed with prejudice by the agreement of all parties.

                              MOLDFLOW CORPORATION

15.  SEGMENT AND GEOGRAPHIC INFORMATION

    The Company is engaged in one reportable industry segment: the development, marketing and support of software products for the plastic design and manufacturing industry.

    The Company licenses its products to customers throughout the world. Sales and marketing operations outside the United States are conducted principally through the Company's foreign sales subsidiaries in Europe and Asia.

    The Company's principal software development facility is located in Australia and additional development facilities are located in the United States and the United Kingdom.

    Geographic information regarding the Company's operations was as follows (in thousands):

                                                                                    THREE MONTHS ENDED,
                                                    YEAR ENDED JUNE 30,         ---------------------------
                                               ------------------------------   OCTOBER 2,    SEPTEMBER 30,
                                                 1998       1999       2000        1999           2000
                                               --------   --------   --------   -----------   -------------
                                                                                        (UNAUDITED)
REVENUE FROM UNAFFILIATED CUSTOMERS:
Asia/Australia
  Software licenses..........................  $ 2,945    $ 3,156    $ 6,335      $  808         $1,680
  Services...................................    2,067      1,856      2,831         651            917
                                               -------    -------    -------      ------         ------
    Total Asia/Australia.....................    5,012      5,012      9,166       1,459          2,597
                                               -------    -------    -------      ------         ------
USA
  Software licenses..........................    2,443      3,904      3,977         694          1,291
  Services...................................    3,078      3,070      3,827         812          1,540
                                               -------    -------    -------      ------         ------
    Total USA................................    5,521      6,974      7,804       1,506          2,831
                                               -------    -------    -------      ------         ------
Europe
  Software licenses..........................    3,126      5,178      6,430       1,321          2,251
  Services...................................    2,730      3,057      3,969         895          1,145
                                               -------    -------    -------      ------         ------
    Total Europe.............................    5,856      8,235     10,399       2,216          3,396
                                               -------    -------    -------      ------         ------
Consolidated
  Software licenses..........................    8,514     12,238     16,742       2,823          5,222
  Services...................................    7,875      7,983     10,627       2,358          3,602
                                               -------    -------    -------      ------         ------
    Total consolidated.......................  $16,389    $20,221    $27,369      $5,181         $8,824
                                               =======    =======    =======      ======         ======

                                                          JUNE 30,
                                               ------------------------------   OCTOBER 2,    SEPTEMBER 30,
                                                 1998       1999       2000        1999           2000
                                               --------   --------   --------   -----------   -------------
                                                                                        (UNAUDITED)
FIXED ASSETS, NET:
  Asia/Australia.............................  $ 2,325    $ 2,363    $ 2,641      $2,423         $2,580
  USA........................................      396        408      1,736         282          2,270
  Europe.....................................      257        339        431         356            420
                                               -------    -------    -------      ------         ------
    Total consolidated.......................  $ 2,978    $ 3,110    $ 4,808      $3,061         $5,270
                                               =======    =======    =======      ======         ======

16.  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES--(UNAUDITED)

   During the first quarter of fiscal 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative financial instruments are recorded on the balance sheet at their fair value. Changes in the fair value of these derivatives are recorded each period in current earnings or other comprehensive

                              MOLDFLOW CORPORATION

16. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES--(UNAUDITED) (Continued) income, depending on whether the instrument is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

    During the first quarter of fiscal 2001, the Company began to hedge a portion of its forecasted foreign currency denominated intercompany sales over a period of up to twelve months using currency options. These derivatives have been designated as cash-flow hedges and, as such, the effective portion of the change in their fair value is recorded as a component of accumulated other comprehensive income until the underlying forecasted transaction occurs. Once the underlying forecasted transaction is realized, the appropriate gain or loss from the derivative is reclassified from other accumulated comprehensive income to current earnings as a component of other income and expenses.

    At the inception of the hedge transaction and on a quarterly basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows of the hedged items. The Company assesses the hedge effectiveness of its currency options based on changes in the instruments' intrinsic value, which is the value of the option attributable to the difference between the spot exchange rate and the option strike exchange rate. Management expects that at the hedge's inception and through the date of the forecasted sales, the hedge will be effective since the critical terms of the option contracts match those of the anticipated sales. Changes to the time value of the option, which is defined as the total fair value of the option as determined through dealer quotes less the intrinsic value, is deemed to be an ineffective portion of the hedge and is recorded to current earnings as a component of other income and expenses. If the Company determines that a cash flow hedge is no longer probable of occurring or that the hedged instrument is no longer effective, the Company discontinues hedge accounting for the affected portion of the forecasted transaction, and any unrealized gain or loss on the contract is recognized in current earnings as a component of other income and expenses.

    At September 30, 2000, currency options designated as hedging instruments with notional amounts of $4,268,000 and $2,041,000 to exchange Euros and Yen for U.S. dollars, respectively, were outstanding. The fair value of the outstanding options as of September 30, 2000 was $236,000, which has been included in other current assets. Unrealized gains were $107,000 at September 30, 2000, which the Company expects to affect earnings over the next twelve months. During the three months ended September 30, 2000, a net loss of $83,000 related to these hedges was recorded as a component of other income and expenses. The charge represented recognition of the ineffective portion of the Company's outstanding options of $116,000, net of gains of $33,000 on options that settled during the period.

17.  SUBSEQUENT EVENTS--(UNAUDITED)

    On November 9, 2000, the Company signed a non-binding letter of intent to acquire certain assets from XBOX Technologies, Inc. The proposed purchase price includes an initial payment of $500,000 with additional payments to be paid through June 30, 2005. The amounts of the future consideration are based upon achievement of certain annual revenue targets and, in total, would range from $1.0 million to $1.8 million. The transaction is expected to be completed in December 2000.

    On November 10, 2000, the Company sold its facility in Louisville, Kentucky for proceeds of $1.2 million. In connection with the sale, the Company retired the outstanding mortgage debt on the property, which was $604,000 as of September 30, 2000. This facility had been acquired as part of the Company's purchase of C-Mold, and as such, the $200,000 gain on the sale of this facility will be recorded as a reduction of the goodwill recorded in connection with the C-Mold purchase accounting.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Advanced CAE Technology, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Advanced CAE Technology, Inc. and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for the years ended September 30, 1999 and 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2000

                         ADVANCED CAE TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 SEPTEMBER 30,
                                                              -------------------    MARCH 31,
                                                                1998       1999         2000
                                                              --------   --------   ------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $2,600     $2,648       $2,389
  Marketable securities.....................................      393        521           --
  Accounts receivable, net of allowance for doubtful
    accounts of $189, $185 and $175 at September 30, 1998
    and 1999 and March 31, 2000 (unaudited), respectively...    1,360      1,056        1,340
  Refundable income taxes...................................      126         61           61
  Prepaids and other current assets.........................      255        285          283
  Deferred taxes............................................       71        187           54
                                                               ------     ------       ------

    Total current assets....................................    4,805      4,758        4,127

Fixed assets, net...........................................    2,469      2,394        2,263
Other assets................................................       80        384          337
                                                               ------     ------       ------

    Total assets............................................   $7,354     $7,536       $6,727
                                                               ======     ======       ======

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long term debt.........................   $   46     $   48       $   48
  Accounts payable..........................................       72        177          153
  Accrued expenses..........................................      705        773          574
  Deferred revenue..........................................    1,255      1,660        1,532
                                                               ------     ------       ------

    Total current liabilities...............................    2,078      2,658        2,307

Long term debt, net of current portion......................    1,112      1,097        1,092
Other liabilities...........................................       11         11            1
                                                               ------     ------       ------

    Total liabilities.......................................    3,201      3,766        3,400
                                                               ------     ------       ------

Minority interest...........................................      296        337          332
                                                               ------     ------       ------

Commitments and contingencies (Note 11)

Stockholders' equity:
  Common stock, $0.001 par value; 10,000,000 shares
    authorized; 4,111,326, 4,113,476 and 4,347,970 shares
    issued and 3,979,374, 3,946,303 and 3,971,032 shares
    outstanding, at September 30, 1998 and 1999 and March
    31, 2000 (unaudited), respectively......................        4          4            4
  Additional paid-in capital................................      628        706          799
  Retained earnings.........................................    3,411      2,747        2,596
  Accumulated other comprehensive income....................       11        230         (123)
  Treasury stock............................................     (197)      (254)        (281)
                                                               ------     ------       ------

    Total stockholders' equity..............................    3,857      3,433        2,995
                                                               ------     ------       ------

    Total liabilities, minority interest and stockholders'
      equity................................................   $7,354     $7,536       $6,727
                                                               ======     ======       ======

  The accompanying notes are an integral part of these consolidated financial statements.

                         ADVANCED CAE TECHNOLOGY, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                                                YEAR ENDED         SIX MONTHS ENDED
                                                               SEPTEMBER 30,           MARCH 31,
                                                            -------------------   -------------------
                                                              1998       1999       1999       2000
                                                            --------   --------   --------   --------
                                                                                      (UNAUDITED)
Revenue:
  Software licenses.......................................   $3,919     $3,772     $1,777     $1,529
  Services................................................    3,417      3,896      1,979      2,217
                                                             ------     ------     ------     ------

    Total revenue.........................................    7,336      7,668      3,756      3,746
                                                             ------     ------     ------     ------

Costs and expenses:
  Cost of software licenses revenue.......................      122        149         72        151
  Cost of services revenue................................    1,437      1,635        817        763
  Research and development................................    1,155      1,314        618        934
  Selling and marketing...................................    2,924      3,389      1,593      1,692
  General and administrative..............................    1,127      1,416        867        481
  Litigation..............................................       --        490         70        478
                                                             ------     ------     ------     ------

    Total operating expenses..............................    6,765      8,393      4,037      4,499
                                                             ------     ------     ------     ------

Income (loss) from operations.............................      571       (725)      (281)      (753)

Interest income...........................................       99        100         48         25
Interest expense..........................................     (164)      (157)       (26)       (26)
Other income (loss), net..................................       (7)       (18)       (15)       524
                                                             ------     ------     ------     ------

    Income (loss) before income taxes and minority
      interest............................................      499       (800)      (274)      (230)

Provision (benefit) for income taxes......................      138       (209)      (165)      (103)
                                                             ------     ------     ------     ------

  Income (loss) before minority interest..................      361       (591)      (109)      (127)

Minority interest in income of consolidated
  subsidiaries............................................       54         73         24         24
                                                             ------     ------     ------     ------

Net income (loss).........................................   $  307     $ (664)    $ (133)    $ (151)
                                                             ======     ======     ======     ======

  The accompanying notes are an integral part of these consolidated financial statements.

                         ADVANCED CAE TECHNOLOGY, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                 ACCUMULATED
                                                  COMMON STOCK        ADDITIONAL                    OTHER         COMPREHENSIVE
                                              ---------------------    PAID-IN     RETAINED     COMPREHENSIVE        INCOME
                                               SHARES     PAR VALUE    CAPITAL     EARNINGS        INCOME            (LOSS)
                                              ---------   ---------   ----------   ---------   ---------------   ---------------
Balance at September 30, 1997...............  3,960,524      $4          $458       $3,156          $ 176

Purchase of treasury stock..................    (63,028)
Stock donation..............................                               72
Issuance of common stock under employee
  stock purchase plan.......................     81,878      --            98
Cash distribution...........................                                           (52)
Comprehensive income (loss):
  Net income................................                                           307                            $ 307
  Unrealized loss on marketable
    securities..............................                                                           (5)               (5)
  Foreign currency translation adjustment...                                                         (160)             (160)
                                                                                                                      -----
  Total comprehensive income................                                                                            142
                                              ---------      --          ----       ------          -----             =====
Balance at September 30, 1998...............  3,979,374       4           628        3,411             11

Purchase of treasury stock..................    (35,221)
Stock donation..............................                               75
Issuance of common stock under employee
  stock purchase plan.......................      2,150      --             3
Comprehensive income (loss):
  Net loss..................................                                          (664)                            (664)
  Unrealized gain on marketable
    securities..............................                                                          129               129
  Foreign currency translation adjustment...                                                           90                90
                                                                                                                      -----
  Total comprehensive loss..................                                                                           (445)
                                              ---------      --          ----       ------          -----             =====
Balance at September 30, 1999...............  3,946,303       4           706        2,747            230

Purchase of treasury stock (unaudited)......    (20,902)
Stock donation (unaudited)..................                 --            62
Issuance of common stock under employee
  stock purchase plan (unaudited)...........     45,631      --            31
Comprehensive income (loss):
  Net loss (unaudited)......................                                          (151)                            (151)
  Recognition of previously unrealized gain
    on marketable securities (unaudited)....                                                         (321)             (321)
  Foreign currency translation adjustment
    (unaudited).............................                                                          (32)              (32)
                                                                                                                      -----
  Total comprehensive income (unaudited)....                                                                          $(504)
                                              ---------      --          ----       ------          -----             =====
Balance at March 31, 2000 (unaudited).......  3,971,032      $4          $799       $2,596          $(123)
                                              =========      ==          ====       ======          =====


                                                              TOTAL
                                              TREASURY    STOCKHOLDERS'
                                                STOCK        EQUITY
                                              ---------   -------------
Balance at September 30, 1997...............    $(100)       $3,694
Purchase of treasury stock..................      (97)          (97)
Stock donation..............................                     72
Issuance of common stock under employee
  stock purchase plan.......................                     98
Cash distribution...........................                    (52)
Comprehensive income (loss):
  Net income................................                    307
  Unrealized loss on marketable
    securities..............................                     (5)
  Foreign currency translation adjustment...                   (160)

  Total comprehensive income................
                                                -----        ------
Balance at September 30, 1998...............     (197)        3,857
Purchase of treasury stock..................      (57)          (57)
Stock donation..............................                     75
Issuance of common stock under employee
  stock purchase plan.......................                      3
Comprehensive income (loss):
  Net loss..................................                   (664)
  Unrealized gain on marketable
    securities..............................                    129
  Foreign currency translation adjustment...                     90

  Total comprehensive loss..................
                                                -----        ------
Balance at September 30, 1999...............     (254)        3,433
Purchase of treasury stock (unaudited)......      (27)          (27)
Stock donation (unaudited)..................                     62
Issuance of common stock under employee
  stock purchase plan (unaudited)...........                     31
Comprehensive income (loss):
  Net loss (unaudited)......................                   (151)
  Recognition of previously unrealized gain
    on marketable securities (unaudited)....                   (321)
  Foreign currency translation adjustment
    (unaudited).............................                    (32)

  Total comprehensive income (unaudited)....
                                                -----        ------
Balance at March 31, 2000 (unaudited).......    $(281)       $2,995
                                                =====        ======

  The accompanying notes are an integral part of these consolidated financial statements.

                         ADVANCED CAE TECHNOLOGY, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                        SIX MONTHS
                                                                  YEAR ENDED               ENDED
                                                                 SEPTEMBER 30,           MARCH 31,
                                                              -------------------   -------------------
                                                                1998       1999       1999       2000
                                                              --------   --------   --------   --------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................   $  307     $ (664)    $ (133)    $ (151)
  Adjustments to reconcile to net cash used:
    Stock donation expense..................................       72         75         75         62
    Depreciation and amortization...........................      292        307        138        165
    Deferred taxes..........................................       57       (247)        24        133
    Minority interest income................................       54         72         24         24
    Provision for doubtful accounts.........................      (10)        (6)        (6)        (6)
    Realized (gain) loss on marketable securities...........       (5)        --         --       (544)
    Changes in assets and liabilities:
      Accounts receivable...................................      (31)       306        (39)      (284)
      Prepaid expenses and other current assets.............      (33)        35       (125)         2
      Accounts payable......................................     (113)       107          7        (24)
      Accrued expenses......................................       80        183       (137)      (199)
      Deferred revenue......................................       87        295        149       (128)
      Other assets..........................................       22       (178)      (289)        47
                                                               ------     ------     ------     ------
        Net cash provided by (used in) operating
        activities..........................................      779        285       (312)      (903)
                                                               ------     ------     ------     ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixed assets.................................     (214)      (198)       (90)       (34)
  Sale of marketable securities.............................      307         --         --        744
                                                               ------     ------     ------     ------
        Net cash provided by (used in) investing
        activities..........................................       93       (198)       (90)       710
                                                               ------     ------     ------     ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long term debt................................     (121)       (13)        (2)        (5)
  Partnership distributions.................................      (23)       (23)        --         --
  Repurchase of common stock................................      (97)       (56)       (49)       (27)
  Proceeds from issuance of common stock....................       98          3         --         31
                                                               ------     ------     ------     ------
        Net cash used in financing activities...............     (143)       (89)       (51)        (1)
                                                               ------     ------     ------     ------
Effect of exchange rate changes on cash and cash
  equivalents...............................................        8         50        (50)       (65)
                                                               ------     ------     ------     ------
NET INCREASE (DECREASE) IN CASH.............................      737         48       (503)      (259)

Cash and cash equivalents, beginning of period..............    1,863      2,600      2,600      2,648
                                                               ------     ------     ------     ------
Cash and cash equivalents, end of period....................   $2,600     $2,648     $2,097     $2,389
                                                               ======     ======     ======     ======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................   $  157     $  164     $   48     $   57
  Cash paid for income taxes................................      106         10          9          9

  The accompanying notes are an integral part of these consolidated financial statements.

                         ADVANCED CAE TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND NATURE OF BUSINESS

    Advanced CAE Technology, Inc., doing business as C-Mold (the "Company"), was incorporated in New York, USA, in February 1986. The Company is engaged in the development and sale of software for plastic injection molding simulation in the polymer processing industry. The Company sells its products primarily to customers in the United States, Europe and Asia.

    The Company's fiscal year end is September 30. References to 1997, 1998 or 1999 mean the fiscal year ended September 30, unless otherwise indicated.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: AC Technology Europe B.V., Plastic Moulding Consultants, Ltd., C-MOLD Singapore Pte. Ltd. and C-MOLD Scandinavia A.B.; its 99 percent-owned subsidiary, Advanced CAE Technology Pacific; its
84 percent-owned subsidiary, AC Technology Enterprise, Ltd.; and its
28 percent-owned subsidiary, ACT Partnership, which is consolidated because it is controlled by the Company. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

    UNAUDITED INTERIM FINANCIAL STATEMENTS

    The interim consolidated financial statements as of March 31, 2000 and for the six month periods ended March 31, 1999 and 2000 are unaudited. In the opinion of the Company's management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these interim periods. The results of operations for the six months ended March 31, 2000 are not necessarily indicative of the results of operations for the year ended September 30, 2000 or any other future period.

    FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of international subsidiaries, whose functional currency is the local currency, are translated at the rates in effect at the balance sheet date and translation adjustments are recorded in stockholders' equity. Statement of operations amounts are translated at the average rate for the year. Foreign currency transaction gains and losses are included in other income and expense.

    CASH AND CASH EQUIVALENTS

    All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Accordingly, these items are subject to minimal credit and market risk and are reported at cost, which approximates fair value.

    MARKETABLE SECURITIES

    All of the Company's marketable securities are classified as available-for-sale securities and are valued at market value at September 30, 1998 and 1999. Unrealized gains and losses on these

                         ADVANCED CAE TECHNOLOGY, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) securities are included as components of comprehensive income and are reflected in the consolidated statement of stockholders' equity.

    ACCOUNTS RECEIVABLE, CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments that potentially expose the Company to concentrations of credit risk include accounts receivable. The Company's customer base consists of a large number of geographically dispersed customers. The Company maintains reserves for potential credit losses on accounts receivable and such losses, in the aggregate, have not exceeded management expectations.

    Revenue of $1,286,000 (18% of total revenue) and $773,000 (10% of total revenue) was attributable to one customer in fiscal 1998 and 1999, respectively. At September 30, 1998 and 1999, accounts receivable from that customer accounted for $353,000 (23% of total accounts receivable) and $81,000 (7% of total accounts receivable), respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, deferred revenue and debt. The carrying amounts of these instruments at September 30, 1998 and 1999 approximate their fair values.

    FIXED ASSETS

    Fixed assets are recorded at cost and are depreciated using an accelerated method over their estimated useful lives.

    IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Through September 30, 1999, the Company had not recognized an impairment loss on its long-lived assets.

    REVENUE RECOGNITION

    Revenue is derived from the licensing of computer software products and from services consisting of maintenance and support, consulting, material testing and training. The Company has adopted the guidelines of Statement of Position 97-2, "Software Revenue Recognition" ("SoP 97-2"), which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions.

    The Company recognizes revenue from sales of software licenses upon product shipment and upon receipt of a signed purchase order or contract, provided that the license fee is fixed and determinable, collection is probable and all other revenue recognition criteria of SoP 97-2 are met. The Company's software products do not require significant modification or customization.

                         ADVANCED CAE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Installation of the products is generally routine, requires insignificant effort and is not essential to the functionality of the product. The Company recognizes revenue from maintenance and support ratably over the contract period and from training and other related services as the services are performed.

    SOFTWARE DEVELOPMENT COSTS

    Costs associated with the research and development of the Company's products are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishing technological feasibility, as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," and capitalized thereafter until commercial release of the software products. Software development costs eligible for capitalization have not been significant to date.

    ADVERTISING COSTS

    The Company expenses as incurred costs of producing advertising and sales-related collateral materials. Other production costs associated with direct mail programs, placement costs associated with magazine or other printed media and all direct costs associated with trade shows and other sales related events are expensed when the related direct mail is sent, advertising space is used or the event is held. Advertising expense for the years ended
September 30, 1998 and 1999 was $60,000 and $67,000, respectively.

    ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretation. Accordingly, compensation expense is recorded for options issued to employees in fixed amounts to the extent that the fixed exercise prices are less than the fair market value of the Company's common stock at the date of grant. The Company follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation"
(Note 8). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

    SEGMENT AND GEOGRAPHIC INFORMATION

    The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" (Note 15). SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. SFAS No. 131 relates to disclosure only and had no impact on the Company's consolidated financial position or results of operations.

    COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company is required to display comprehensive income and its components as part of the Company's full set of financial statements. The measurement and presentation of net income did not change. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net

                         ADVANCED CAE TECHNOLOGY, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) income. At September 30, 1999, accumulated other comprehensive income was comprised of cumulative foreign currency translation adjustments and unrealized gains and losses on marketable securities. The individual components of comprehensive income are reflected in the consolidated statement of stockholders' equity for the years ended September 30, 1997, 1998 and 1999.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in SOP 98-9. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP 98-9 is effective for transactions entered in fiscal years beginning after March 15, 1999 (fiscal 2000 for the Company). Also, the provisions of SOP 97-2 that were deferred by SOP 98-4 will continue to be deferred until the date SOP 98-9 becomes effective. The Company does not expect that the adoption of SOP 98-9 will have a significant impact on the Company's results of operations or financial position.

    In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently use derivative instruments or engage in hedging activities.

                         ADVANCED CAE TECHNOLOGY, INC.

3.  MARKETABLE SECURITIES

    The amortized cost and estimated market value of marketable securities were as follows (in thousands):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Amortized cost..............................................    $200       $200
Gross unrealized gains......................................     193        321
                                                                ----       ----
Market value................................................    $393       $521
                                                                ====       ====

        UNAUDITED--During the three months ended March 31, 2000, the Company sold its marketable securities for proceeds of $744,000, resulting in a recognized gain of $544,000.

4.  FIXED ASSETS

    Fixed assets consist of the following (dollars in thousands):

                                                  ESTIMATED
                                                   USEFUL        SEPTEMBER 30,
                                                    LIFE      -------------------
                                                   (YEARS)      1998       1999
                                                  ---------   --------   --------
Land............................................       --      $  531    $   555
Buildings and improvements......................   7 - 39       1,694      1,709
Laboratory equipment............................        5         308        310
Computer equipment..............................        5       1,269      1,252
Furniture and fixtures..........................        7         562        574
Software........................................        3         130        201
                                                               ------    -------
                                                                4,494      4,601
Less--accumulated depreciation and
  amortization..................................               (2,025)    (2,207)
                                                               ------    -------
                                                               $2,469    $ 2,394
                                                               ======    =======

    Total depreciation and amortization expense was $292,000 and $307,000 for the years ended September 30, 1998 and 1999, respectively.

5.  ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Accrued commissions.........................................    $ 33       $ 60
Accrued payroll and vacation................................     180        212
Accrued income tax payable..................................     118         50
Other accrued expenses......................................     374        451
                                                                ----       ----
                                                                $705       $773
                                                                ====       ====

                         ADVANCED CAE TECHNOLOGY, INC.

6.  LONG TERM DEBT

    Long term debt consists of a mortgage loan on the Ithaca, New York facility, a term loan on the Louisville, Kentucky facility and a mortgage loan on the Taipei, Taiwan facility.

    The mortgage loan for the Ithaca facility is a 30-year mortgage for $328,000 due in 2019. The unpaid balance on the mortgage loan was $233,000 at September 30, 1999. The interest rate on the mortgage loan is adjustable annually and is set 300 basis points over the one-year Treasury bill rate (8.0% at September 30, 1999). Monthly interest and principal payments are $2,000. The mortgage loan is guaranteed up to approximately $100,000 by certain officers of the Company. The mortgage is secured by all real property in Ithaca. The mortgage also contains certain subjective covenants including a material adverse change clause. The Company was in compliance with these covenants at September 30, 1999.

    During 1994, the Company entered into a Revised and Replacement Letter loan agreement (the Agreement) with a bank. The Agreement made available to the Company a 10-year term loan due in 2005 for an amount not to exceed $650,000. The unpaid balance was $621,000 at September 30, 1999. The purpose of the Agreement was to finance the construction of the Company's facility in Louisville. The Agreement has an adjustable interest rate defined at the prime rate (8.25% at September 30, 1999). The Agreement is to be repaid in equal monthly payments of $6,000. Each payment will be applied first to interest with the remainder applied to principal. Based on the current monthly payments of $6,000 and an interest rate of 8.25%, the Company will be required to make a final payment of approximately $490,000 in the year 2005. The Agreement is secured by the real property located in Louisville. The Company was in compliance with the related debt covenants at September 30, 1999.

    The mortgage loan for the Taiwan facility was refinanced during fiscal 1997 and is due in 2012. At September 30, 1999, the unpaid balance on the mortgage was $291,000. The interest rate on the mortgage loan is adjusted annually (8.4% at September 30, 1999). Monthly interest and principal payments are $4,000. The mortgage loan is secured with the property of a subsidiary of the Company.

    Future principal payments for long-term debt as of September 30, 1999 are as follows (in thousands):

FISCAL YEAR
-----------
2000........................................................        $   48
2001........................................................            52
2002........................................................            57
2003........................................................            62
2004........................................................            67
Thereafter..................................................           858
                                                                    ------
                                                                     1,145
Less: current portion.......................................            48
                                                                    ------
                                                                    $1,097
                                                                    ======

                         ADVANCED CAE TECHNOLOGY, INC.

7.  COMMON STOCK

    Each share of the Company's $0.001 par value common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to dividends when and if declared by the board of directors.

    In October 1995, a founding stockholder of the Company donated
238,000 shares of common stock back to the Company for distribution to its employees. The shares are to be equally divided over five consecutive years and distributed equally to eligible employees. These distributions were effected on January 1, 1996, 1997, 1998 and 1999 and the final distribution will be made on January 1, 2000. If an employee decides not to accept the donated shares, those shares will carryover and be evenly distributed over the remaining years. Any unclaimed shares in the year 2000 will be returned to the donor. As of September 30 1999, 46,654 shares remain undistributed.

    During 1998 and 1999, the Company repurchased 63,028 and 35,221 shares, respectively, of common stock from existing stockholders for $97,000 and $57,000, respectively. As of September 30, 1999, the Company had repurchased an aggregate of 167,173 shares for treasury.

8.  STOCK OPTION PLAN

    In fiscal 1992, the Company adopted the Advanced CAE Technology, Inc. Stock Option Plan (the "Plan") which provides for the grant of incentive stock options, non-qualified stock options, stock awards and stock purchase rights for the purchase of up to 2,000,000 shares of the Company's common stock by officers, employees, consultants and directors of the Company. The Board of Directors is responsible for administration of the Plan. The term of each option shall be determined by a committee selected by the Board of Directors, but in no event shall an option be exercisable after the expiration of 5 years from the date on which it is granted. Each option may include, at the discretion of the committee, a vesting period following the grant of any option during which all or any part of such option remains forfeitable and cannot be exercised. All options shall provide for full and immediate vesting in the event that the Company disposes of all or substantially all of its assets as an entity and dissolves, consolidates or merges into another corporation and not be the resulting or surviving corporation. The Board of Directors of the Company may at any time suspend or terminate the Plan or may amend it from time to time.

    Under APB 25, no compensation cost has been recognized for employee stock-based compensation for the years ended September 30, 1998 and 1999. Had compensation cost been determined based on the fair value at the grant dates for awards in 1998 and 1999 consistent with the provisions of SFAS No. 123, the Company's net income (loss) would have been the pro forma amounts indicated below. Because options vest over several years and additional option grants are expected to be made in future years, the pro forma results are not representative of the pro forma results for future years.

                                                     YEAR ENDED SEPTEMBER 30,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
                                                          (IN THOUSANDS)
Net income (loss):
  As reported......................................     $307          $(664)
  Pro forma........................................      264           (690)

                         ADVANCED CAE TECHNOLOGY, INC.

8.  STOCK OPTION PLAN (CONTINUED)
    The fair value of each option grant was estimated on the date of grant under the minimum value method using the Black-Scholes option-pricing model with the following assumptions for grants: no dividend yield; volatility of 0.001%; risk-free interest rates of 5.1% and 5.1% for 1998 and 1999, respectively; and expected option life of 5 years.

    A summary of the status of the Company's stock options as of September 30, 1998 and 1999 and changes during the years then ended is presented below:

                                                          1998                    1999
                                                  ---------------------   ---------------------
                                                               WEIGHTED                WEIGHTED
                                                               AVERAGE                 AVERAGE
                                                               EXERCISE                EXERCISE
                                                    SHARES      PRICE       SHARES      PRICE
                                                  ----------   --------   ----------   --------
Outstanding at beginning of year................     526,769    $1.35        350,719    $1.46
Granted.........................................      35,800     1.58         21,200     1.60
Exercised.......................................    (173,800)    1.17         (3,913)    1.48
Canceled........................................     (38,050)    1.49         (9,788)    1.56
                                                  ----------              ----------

Outstanding at end of year......................     350,719     1.46        358,218     1.46
                                                  ==========              ==========

Options exercisable at end of year..............     146,427                 233,343
Weighted average fair value of options granted
  during the year...............................  $     1.22              $     1.23
Options available for future grant..............   1,649,283               1,641,784

    The following table summarizes information about stock options outstanding at September 30, 1999:

                                                                          WEIGHTED
                                                                           AVERAGE
                                                                          REMAINING
                                                                         CONTRACTUAL
                                                                            LIFE         SHARES
                                                               SHARES      (YEARS)     EXERCISABLE
EXERCISE PRICE                                                --------   -----------   -----------
$1.20 - 1.32................................................   96,418        1.03         96,418
$1.50 - 1.53................................................  219,400        2.38        129,025
$1.60.......................................................   42,400        4.13          7,900
                                                              -------                    -------
$1.20 - $1.60...............................................  358,218        2.22        233,343
                                                              =======                    =======

                         ADVANCED CAE TECHNOLOGY, INC.

9. INCOME TAXES

    Income (loss) before income taxes and minority interest consists of the following (in thousands):

                                                                  YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Domestic....................................................    $241     $(1,029)
Foreign.....................................................     258         229
                                                                ----     -------
                                                                $499     $  (800)

    The income tax provision (benefit) consists of the following (in thousands):

                                                                  YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Current:
  Federal...................................................    $ 21      $ (70)
  State.....................................................      23         49
  Foreign...................................................      56         59
                                                                ----      -----
  Total current.............................................     100         38
                                                                ----      -----
Deferred:
  Federal...................................................      48       (210)
  State.....................................................     (10)       (37)
                                                                ----      -----
  Total deferred taxes (benefit)............................      38       (247)
                                                                ----      -----
  Total taxes (benefit).....................................    $138      $(209)
                                                                ====      =====

    The reconciliation of the provision for income taxes computed at the U.S. federal statutory tax rate to the actual provision is as follows (in thousands):

                                                                  YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Statutory federal rate of 34%...............................    $170      $(272)
State income taxes, net of federal effect...................       9          8
Foreign tax rate differential...............................     (32)       (19)
Permanent differences.......................................       1         12
Change in valuation allowance...............................      30         81
Other.......................................................     (40)       (19)
                                                                ----      -----
                                                                $138      $(209)
                                                                ====      =====

                         ADVANCED CAE TECHNOLOGY, INC.

9. INCOME TAXES (CONTINUED)
    Net deferred tax assets consist of the following (in thousands):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
  Net operating loss carryforwards..........................  $     --   $    194
  Tax credits...............................................       234        349
  Accrued expenses not deductible for tax purposes..........        79        109
  Other.....................................................         5          8
                                                              --------   --------
    Gross deferred tax assets...............................       318        660

Deferred tax asset valuation allowance......................      (230)      (311)
                                                              --------   --------
  Total deferred tax assets.................................        88        349
Deferred tax liabilities....................................        (4)       (18)
                                                              --------   --------
  Net deferred tax assets...................................        84        331
                                                              ========   ========

    Under generally accepted accounting principles, the benefit associated with future deductible differences is recognized if it is more likely than not that the benefit will be realized. Management believes that, based on the Company's historical results of operations, it is more likely than not that a portion of the Company's deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance of $230,000 and $311,000 at September 30, 1998 and 1999, respectively. Management believes that the net deferred tax asset represents management's best estimate, based upon the weight of available evidence, of the deferred tax asset that will be realized. If such evidence were to change, based upon near-term operating results and longer-term projections, the amount of the valuation allowance recorded against the gross deferred tax asset may be decreased or increased.

    As of September 30, 1999, the Company has approximately $293,000 in foreign tax credits available to offset future income tax and $500,000 in federal net operating loss carryforwards to offset future taxable income, which begin to expire in 2019. Under the provisions of the U.S. Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of federal net operating loss carryforwards and tax credit carryforwards which could be utilized annually to offset future federal taxable income and taxes payable.

    No provision was made in fiscal 1999 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries, as it is the Company's intention to utilize those earnings in the foreign operations.

10. BENEFIT PLANS

    401(K) SAVINGS PLAN

    The Company has established a retirement savings plan under Section 401(k) of the U.S. Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all U.S. based employees of the Company who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the 401(k) Plan may be made at the discretion of the Board of Directors. Employer contributions were $23,000 and $20,000 for the years ending September 30, 1998 and 1999, respectively. Company contributions to the plan are vested according to the following schedule: 20 percent after two years of service and an additional
20 percent in each successive year. After six years of service, employees are 100 percent vested.

                         ADVANCED CAE TECHNOLOGY, INC.

10. BENEFIT PLANS (CONTINUED)
    PROFIT SHARING PLAN

    The Company sponsors a profit sharing plan for all eligible employees. The amount and distribution of profit sharing is at the sole discretion of the Board of Directors. Profit sharing expense was $80,000 and $0 for the years ending September 30, 1998 and 1999, respectively.

    BONUS PLAN

    The Company also sponsors a bonus plan for employees who, during the preceding 12 months, have performed substantially above and beyond their expected level of performance. The amount and distribution of these bonuses is at the sole discretion of the Board of Directors. The Company paid $3,000 and $0 for the years ending September 30, 1998 and 1999, respectively.

11. COMMITMENTS AND CONTINGENCIES

    LEASE COMMITMENTS

    The Company leases certain equipment under non-cancelable operating leases that expire at various dates through 2001. Lease expense for the years ended September 30, 1998 and 1999 under these leases was $110,000 and $59,000, respectively.

    Future minimum annual lease payments as of September 30, 1999 are as follows (in thousands):

YEAR ENDING SEPTEMBER 30,
-------------------------
2000..................................................    $34
2001..................................................      1
                                                          ---
                                                          $35
                                                          ===

    LITIGATION

    On February 17, 1999, suit was filed against the Company and one of its employees by a competitor. The plaintiff is seeking immediate and permanent injunctive relief in connection with the alleged theft and misappropriation of the competitor's proprietary trade secrets. Specifically, the suit alleges, among other things, (i) misappropriation of trade secrets, proprietary information, unfair competition and civil conspiracy, (ii) breach of contract, implied covenant of good faith and fiduciary duty, and (iii) fraud against the individual in his actions to breach his fiduciary duties. The complaint seeks a permanent injunction against the Company, actual, consequential and punitive damages, and recovery of all legal costs.

    Counterclaims, and amendments thereto, have been filed by the Company, alleging that the competitor (i) breached certain federal antitrust laws and
(ii) committed defamation and trade libel. The competitor has moved to dismiss these amended counterclaims.

    Through February 11, 2000, based on the stage of developments with the claims asserted against the Company and the Company's counterclaims, the Company has not been able to reasonably estimate the amount of possible losses, if any, related to this litigation. On February 11, 2000, the Company entered a definitive agreement to be acquired by the counterparty in this litigation
(Note 13). Accordingly, this litigation is being held in abeyance in connection with the pending acquisition. If the acquisition is completed, this litigation will be dismissed with prejudice by the agreement of all parties. If for any reason the acquisition is not completed, management expects that the litigation will resume.

                         ADVANCED CAE TECHNOLOGY, INC.

12. SEGMENT AND GEOGRAPHIC INFORMATION

    The Company conducts and manages its business in one industry segment: the development, marketing and support of software products for plastic injection molding simulation in the polymer processing industry.

    The Company licenses its products to customers throughout the world. Sales and marketing operations outside the United States are conducted principally through the Company's international sales subsidiaries in Europe and Asia. The Company's principal software development facility is located in Ithaca, New York.

    Geographic information regarding the Company's operations was as follows (in thousands):

                                                                      YEAR ENDED SEPTEMBER 30, 1998
                                                              ---------------------------------------------
                                                                USA       EUROPE      ASIA     CONSOLIDATED
                                                              --------   --------   --------   ------------
Revenue from unaffiliated customers:
  Software licenses.........................................   $2,150     $1,181      $588        $3,919
  Services..................................................    2,712        520       185         3,417
                                                               ------     ------      ----        ------
    Total...................................................   $4,862     $1,701      $773        $7,336
                                                               ======     ======      ====        ======
Fixed assets, net...........................................   $1,899     $   67      $503        $2,469

                                                                      YEAR ENDED SEPTEMBER 30, 1999
                                                              ---------------------------------------------
                                                                USA       EUROPE      ASIA     CONSOLIDATED
                                                              --------   --------   --------   ------------
Revenue from unaffiliated customers:
  Software licenses.........................................   $1,802     $1,343      $627        $3,772
  Services..................................................    2,890        797       209         3,896
                                                               ------     ------      ----        ------
    Total...................................................   $4,692     $2,140      $836        $7,668
                                                               ======     ======      ====        ======
Fixed assets, net...........................................   $1,788     $   80      $526        $2,394

    Revenues above for the USA include $1,344,000 and $806,000 of export sales in the years ended September 30, 1998 and 1999, respectively.

13. SUBSEQUENT EVENT--ACQUISITION

    On February 11, 2000, the Company entered into a definitive agreement to be acquired by Moldflow Corporation ("Moldflow.") The purchase price will be $11.0 million in cash. Completion of the acquisition is subject to satisfaction of a number of conditions, including Moldflow's ability to obtain satisfactory financing for the transaction.

    UNAUDITED--On April 13, 2000, the acquisition was completed and the Company became a wholly-owned subsidiary of Moldflow.

                              MOLDFLOW CORPORATION

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                             BASIS OF PRESENTATION

    The following unaudited pro forma combined statement of operations gives effect to the April 13, 2000 acquisition by Moldflow Corporation (the "Company") of all of the stock of Advanced CAE Technology, Inc., which formerly conducted business as "C-Mold," as if it had occurred on July 1, 1999. This statement is based on the actual historical financial statements of the Company and C-Mold, and the estimates and assumptions set forth below and in the notes to the unaudited pro forma combined financial information.

    The Company's fiscal year ends on June 30 while C-Mold's fiscal year ended on September 30. The unaudited pro forma combined statement of operations for the year ended June 30, 2000 combines the Company's and C-Mold's actual results for the twelve months ended June 30, 2000.

    The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the assets acquired, including identifiable intangible assets, and liabilities assumed based upon management's estimates of fair value, with any excess purchase price being allocated to goodwill.

    The pro forma adjustments are based upon estimates, currently available information and certain assumptions that management deems appropriate. The unaudited pro forma combined financial information presented herein is not necessarily indicative of the historical results the Company would have obtained had the acquisition occurred on July 1, 1999, as assumed for purposes of the combined statement of operations, or of the future results of the Company. The unaudited pro forma combined financial information should be read in conjunction with the audited financial statements and notes thereto of each of the Company and C-Mold included elsewhere in this prospectus.

                              MOLDFLOW CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 30, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  MOLDFLOW                                PRO FORMA
                                                 CORPORATION   C-MOLD (A)   ADJUSTMENTS   COMBINED
                                                 -----------   ----------   -----------   ---------
Revenue:
  Software licenses............................    $16,742       $2,670       $    --      $19,412
  Services.....................................     10,627        3,456            --       14,083
                                                   -------       ------       -------      -------
    Total revenue..............................     27,369        6,126            --       33,495
                                                   -------       ------       -------      -------
Costs and expenses:
  Cost of software licenses revenue............        785          233            --        1,018
  Cost of services revenue.....................      1,057        1,313            --        2,370
  Research and development.....................      4,074        1,373            --        5,447
  Selling and marketing........................     13,495        2,358            --       15,853
  General and administrative...................      5,018          820            --        5,838
  Litigation...................................        785          751            --        1,536
  Nonrecurring charges.........................        284           --          (214)(b)       70
  Amortization of goodwill and other intangible
    assets.....................................        311           --         1,159 (c)    1,470
                                                   -------       ------       -------      -------
    Total operating expenses...................     25,809        6,848           945       33,602
                                                   -------       ------       -------      -------
Income (loss) from operations..................      1,560         (722)         (945)        (107)
Interest and other income (expense), net.......      2,144          396            --        2,540
                                                   -------       ------       -------      -------
    Income (loss) before income taxes and
      minority interest........................      3,704         (326)         (945)       2,433
Minority interest in income of consolidated
  subsidiaries.................................         --           36           (36)(d)       --
Provision (benefit) for income taxes...........        251           92            27          370
                                                   -------       ------       -------      -------
  Net income (loss)............................    $ 3,453       $ (454)      $  (936)     $ 2,063
                                                   =======       ======       =======      =======
Net income per common share (e):
  Basic........................................    $  1.29                                 $  0.62
  Diluted......................................    $  0.48                                 $  0.26
Shares used in computing net income
  per common share (e):
  Basic........................................      2,667                                   3,305
  Diluted......................................      7,190                                   7,828

    The above unaudited pro forma combined statement of operations has been prepared as if the acquisition had occurred on July 1, 1999 and reflects the following pro forma adjustments and the related tax effects:

    (a) To include the actual results of operations of C-Mold for the period July 1, 1999 through April 13, 2000, the date of the acquisition.

    (b) To eliminate the nonrecurring charge for acquired in-process research and development.

    (c) To reflect amortization of the acquired goodwill and other intangible assets for a full year.

    (d) To eliminate the minority interest in C-Mold which no longer exists following the acquisition.

    (e) To reflect the issuance of 861,538 shares of common stock, at an initial public offering price of $13.00 per share, to fund the acquisition as if such shares were issued on July 1, 1999.

                                2,335,000 Shares

                                     [LOGO]

                                  Common Stock

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                          ADAMS, HARKNESS & HILL, INC.
                             ROBERT W. BAIRD & CO.
                           A.G. EDWARDS & SONS, INC.

                               -----------------

                                            , 2000

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):

NATURE OF EXPENSE                                              AMOUNT
-----------------                                             ---------
SEC Registration Fee........................................  $ 17,921
NASD Filing Fee.............................................     7,498
Nasdaq National Market Listing Fee..........................    17,500
Accounting Fees and Expenses................................   100,000
Legal Fees and Expenses.....................................   150,000
Printing Expenses...........................................   150,000
Blue Sky Qualification Fees and Expenses....................    15,000
Transfer Agent's Fee........................................     5,000
Miscellaneous...............................................    37,081
                                                              --------
  TOTAL.....................................................  $500,000
                                                              ========

    The amounts set forth above, except for the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and Nasdaq National Market fees, are in each case estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    In accordance with Section 145 of the Delaware General Corporation Law,
Article VII of our certificate of incorporation provides that no director of Moldflow shall be personally liable to Moldflow or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
(1) for any breach of the director's duty of loyalty to Moldflow or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our third amended and restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

    Article V of our by-laws provides for indemnification by Moldflow of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the registrant if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Moldflow, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

    We have entered into indemnification agreements with each of our directors which provide that we will indemnify our directors for expenses incurred because of their status as a director to the fullest extent permitted by Delaware law, our certificate of incorporation and our by-laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Set forth in chronological order below is information regarding the number of shares of capital stock issued by us since our formation. Also included is the consideration, if any, received by us for such shares. There was no public offering in any such transaction and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by reason of Section 4(2) thereof, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof. In addition, we believe that the transactions described below with respect to issuances and option grants to our employees and consultants were exempt from the registration requirements of said Act by reason of Rule 701 promulgated thereunder.

    (a) Issuance of Capital Stock

         (i) In August 1997, in connection with our reorganization we issued 2,039,006 shares of its common stock, 2,870,160 shares of its series A convertible preferred stock and 277,777 shares of its series B convertible preferred stock to the shareholders of Moldflow International Pty. Ltd., an Australian corporation, in exchange for all of the outstanding capital stock of Moldflow International.

         (ii) In March 1998, our shares of common stock, series A convertible preferred stock and series B convertible preferred stock were redesignated as series C-1 convertible preferred stock, series C-2 convertible preferred stock and series C-3 convertible preferred stock.

        (iii) In April 1998, we granted warrants to purchase 20,833 shares of common stock to Silicon Valley Bank at an exercise price of $7.20 per share.

        (iv) In July 1998, we sold 551,287 shares of common stock for an aggregate purchase price of $198,463.35 which was paid by promissory notes. These shares are subject to stock restriction agreements.

         (v) In July 1998, we issued 291,087 shares of series C-3 convertible preferred stock in connection with the conversion into equity of the outstanding principal balance of approximately $890,000 under stockholder loan agreements.

        (vi) In April 1999, we issued 327 shares of common stock upon the exercise of stock options at an aggregate exercise price of $117.75.

        (vii) In June 1999, we issued 1,562 shares of common stock upon the exercise of stock options at an aggregate exercise price of $562.50.

       (viii) In July 1999, we issued 74 shares of common stock upon the exercise of stock options at an aggregate exercise price of $26.85.

        (ix) In August 1999, we issued 2,715 shares of common stock upon the exercise of stock options at an aggregate exercise price of $1,240.65.

         (x) In September 1999, we issued 327 shares of common stock upon the exercise of stock options at an aggregate exercise price of $136.50.

        (xi) In October 1999, we issued 2,900 shares of common stock upon the exercise of stock options at an aggregate exercise price of $1,607.10.

        (xii) In November 1999, we issued 52 shares of common stock upon the exercise of stock options at an aggregate exercise price of $37.50.

       (xiii) In December 1999, we issued 2,117 shares of common stock upon the exercise of stock options at an aggregate exercise price of $1,006.80.

       (xiv) In January 2000, we issued 4,080 shares of common stock upon the exercise of stock options at an aggregate exercise price of $1,708.20.

        (xv) In February 2000, we issued 6,778 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise provide of $3,217.40.

       (xvi) In March 2000, we issued 1,078 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise price of $429.75.

       (xvii) In April 2000, we issued 12,170 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise price of $4,628.

      (xviii) In May 2000, we issued 6,682 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise price of $3,833.

       (xix) In June 2000, we issued 2,970 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise price of $3,650.

        (xx) In July 2000, we issued 1,467 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise price of $3,927.

       (xxi) In August 2000, we issued 6,471 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise price of $10,529.

       (xxii) In September 2000, we issued 4,576 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise price of $5,836.

      (xxiii) In October 2000, we issued 5,182 shares of common stock upon the exercise of previously granted stock options at an aggregate exercise price of $6,322.

    (b) Grants of Stock Options

         (i) As of November 1, 2000, options to purchase 545,003 shares of common stock were outstanding under our 1997 Equity Incentive Plan of which options to purchase 213,229 shares are exercisable within 60 days of such date. All such options were granted between August 1997 and March 2000 to our officers, directors, employees, consultants and advisers.

         (ii) As of November 1, 2000, options to purchase 401,712 shares of common stock were outstanding under our 2000 Stock Option and Incentive Plan of which options to purchase 312 shares are exercisable within 60 days of such date. All such options were granted between March 2000 and November 2000 to our officers, directors, employees, consultants and advisers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS. The following is a complete list of exhibits filed or incorporated by reference as part of this Registration Statement.


 ++1.1  Form of Underwriting Agreement

  *2.1 Agreement and Plan of Merger, dated February 11, 2000, by and among the Registrant, Moldflow Merger Corp. (a subsidiary of the Registrant), Advanced CAE Technology, Inc.
        d/b/ a C-Mold ("C-Mold") and certain stockholders of C-Mold.

 **3.1 Third Amended and Restated Certificate of Incorporation of the Registrant.

 **3.2  Second Amended and Restated By-laws of the Registrant.

  *4.1 Specimen certificate for shares of Common Stock, $.01 par value, of the Registrant.

   5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities offered.

 *10.1  Indenture of Lease, dated October 15, 1996, between Moldflow
        Pty. Ltd and Mortimer B. Zuckerman and Edward H. Linde,
        Trustees of 91 Hartwell Avenue Trust, which relates to space in a certain building known as, and with an address at, 91
        Hartwell Avenue, Lexington, Massachusetts.

 *10.2 Acknowledgment of Assumption of Lease, dated June 28, 1999, by and among Boston Properties Limited Partnership (as successor-in-interest to the Trustees of 91 Hartwell Avenue
        Trust), Moldflow Pty. Ltd and the Registrant.

 *10.3  Stock Purchase Agreement, dated August 25, 1998, among
        Ampersand Specialty Materials and Chemicals III Limited
        Partnership ("Ampersand III"), Ampersand Specialty Materials and Chemicals Companion Fund III Limited Partnership
        ("Ampersand III CF"), JTC Investment Management Pty., Ltd.
        ("JTC") and Westpac Custodian Nominees Limited (as nominee for NJI No. 1(A) Investment Fund and NJI No. 1(B) Investment
        Fund) ("Westpac").

 *10.4  Shareholders Agreement, dated July 18, 1997, ("Shareholders
        Agreement") by and among the Registrant, Thomas Investments
        Australia Pty Ltd ("Thomas"), Helmet Investments Australia
        Pty Ltd ("Helmet"), Floatflow Pty Ltd ("Floatflow"), JTC,
        Westpac, Ampersand Specialty Materials and Chemicals II
        Limited Partnership ("Ampersand II"), Ampersand III,
        Ampersand III CF and Mazza & Riley, Inc.

 *10.5  First Amendment to Shareholders Agreement, dated October 24,
        1997.

 *10.6  Amended and Restated Credit Agreement, dated January 28,
        1998, ("Amended and Restated Credit Agreement") by and among the Registrant, Thomas, Helmet, Floatflow, JTC, Westpac,
        Ampersand II, Ampersand III and Ampersand III CF.

 *10.7 First Amendment to Amended and Restated Credit Agreement, dated August 25, 1998.

 *10.8  Termination of Amended and Restated Credit Agreement.

 *10.9  Loan Agreement, dated April 23, 1998, by and among Silicon
        Valley Bank, the Registrant, Moldflow International Pty.
        Ltd. and Moldflow Pty. Ltd.

*10.10  Loan Document Modification Agreement No. 2, dated November
        30, 1998, by and between Silicon Valley Bank and the Registrant.

*10.11  Amendment to Loan Modification Agreement No. 2, dated
        January 19, 1999, by and between Valley Bank and the Registrant.

*10.12  Loan Document Modification Agreement No. 3, dated as of June
        1, 1999, by and between Silicon Valley Bank and the Registrant.

*10.13  Loan Modification Agreement No. 4, dated as of October 22,
        1999, by and between Silicon Valley Bank and Registrant.

*10.14 Warrant to Purchase Common Stock, dated April 23, 1998, issued by the Registrant to Silicon Valley Bank.

*10.15  Stock Restriction Agreement, dated July 1, 1998, between the
        Registrant and Marc J.L. Dulude.

*10.16  Amended and Restated Promissory Note, dated September 9,
        1999, issued by Marc J.L. Dulude in favor of the Registrant.

*10.17  Stock Restriction Agreement, dated July 1, 1998, between the
        Registrant and Suzanne E. Rogers.

*10.18  Amended and Restated Promissory Note, dated September 9,
        1999, issued by Suzanne E. Rogers in favor of the Registrant.

*10.19  Stock Restriction Agreement, dated July 1, 1998, between the
        Registrant and Kenneth R. Welch.

*10.20  Amended and Restated Promissory Note, dated September 9,
        1999, issued by Kenneth R. Welch in favor of the Registrant.

*10.21  Stock Restriction Agreement, dated July 1, 1998, between the
        Registrant and Richard M. Underwood.

*10.22  Amended and Restated Promissory Note, dated September 9,
        1999, issued by Richard M. Underwood in favor of the Registrant.

*10.23  Service Agreement, dated July 1, 1994, between Moldflow Pty.
        Ltd. and A. Roland Thomas.

*10.24 Letter Amendment, dated June 30, 1997, to Service Agreement between Moldflow Pty. Ltd. and A. Roland Thomas.

*10.25 Letter Agreement dated July 1, 1999, to Service Agreement between Moldflow Pty. Ltd. and A. Roland Thomas.

*10.26  Loan Agreement, dated July 1, 1999 between Moldflow Pty.
        Ltd. and A. Roland Thomas.

*10.27  Moldflow Corporation 2000 Stock Option and Incentive Plan.

*10.28  Form of Incentive Stock Option Agreement under the Moldflow
        Corporation 2000 Stock Option and Incentive Plan.

*10.29  Form of Non-Qualified Stock Option Agreement under the
        Moldflow Corporation 2000 Stock Option and Incentive Plan.

*10.30  Moldflow Corporation Employee Stock Purchase Plan.

*10.31  Moldflow Corporation 1997 Equity Incentive Plan.

*10.32  Form of Incentive Stock Option Agreement under the Moldflow
        Corporation 1997 Equity Incentive Plan.

*10.33  Form of Non-Qualified Stock Option Agreement under the
        Moldflow Corporation 1997 Equity Incentive Plan.

*10.34 Form of Non-Qualified Stock Option Agreement for Australian employees under the Moldflow Corporation 1997 Equity
        Incentive Plan.

*10.35  Employment Agreement, dated February 1, 2000, between the
        Registrant and Marc J.L. Dulude.

*10.36  Employment Agreement, dated February 1, 2000, between the
        Registrant and Suzanne E. Rogers.

*10.37  Employment Agreement, dated February 1, 2000, between the
        Registrant and Kenneth R. Welch.

*10.38  Employment Agreement, dated February 1, 2000, between the
        Registrant and Richard M. Underwood.

*10.39  Employment Agreement, dated March 20, 2000, between the
        Registrant and A. Roland Thomas.

*10.40 Form of Director Indemnification Agreement entered into between the Registrant and each non-employee director.

*10.41  Form of Non-Qualified Stock Option Agreement for
        Non-Employee Directors under the Moldflow Corporation 2000
        Stock Option and Incentive Plan.

+10.42  Lease, dated as of June 16, 2000 by and between Wayland
        Business Center, LLC as Landlord and Moldflow Corporation as
        Tenant.

+10.43 Amendment No. 1 Employment Agreement dated March 20, 2000 between Moldflow Corporation and A. Roland Thomas.

 +21.1  Subsidiaries of the Registrant.

  23.1  Consent of Goodwin, Procter & Hoar LLP (included in Exhibit
        5.1 hereto).

  23.2  Consent of PricewaterhouseCoopers LLP.

  24.1  Powers of Attorney (included on pages II-7 and II-8).

------------------------

* Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-95289) and incorporated by reference thereto.

** Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2000 and incorporated by reference thereto.

+ Previously filed as an exhibit to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 22, 2000 and incorporated by reference thereto.

++  To be filed by amendment.

    (b) FINANCIAL STATEMENT SCHEDULES

                                                                PAGE
                                                              --------
Report of Independent Accountants on Financial Statement
  Schedule..................................................    S-1
Schedule II--Valuation and Qualifying Accounts..............    S-2

    All other schedules have been omitted because they are not required or because the required information is given in the consolidated financial statements or notes to those statements.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, on November 13, 2000.

                                                       MOLDFLOW CORPORATION

                                                       BY:            /S/ MARC J. L. DULUDE
                                                            -----------------------------------------
                                                                        Marc J. L. Dulude
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Marc J. L. Dulude and Suzanne E. Rogers such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                   TITLE                     DATE
                   ---------                                   -----                     ----
             /s/ MARC J. L. DULUDE                President, Chief Executive
     --------------------------------------         Officer and Director           November 13, 2000
               Marc J. L. Dulude                    (Principal Executive Officer)

                                                  Vice President and Chief
             /s/ SUZANNE E. ROGERS                  Financial Officer (Principal
     --------------------------------------         Financial Officer and          November 13, 2000
               Suzanne E. Rogers                    Principal Accounting Officer)

              /s/ A. ROLAND THOMAS                Director
     --------------------------------------                                        November 13, 2000
                A. Roland Thomas

                   SIGNATURE                                   TITLE                     DATE
                   ---------                                   -----                     ----
               /s/ CHARLES D. YIE                 Director
     --------------------------------------                                        November 13, 2000
                 Charles D. Yie

              /s/ JULIAN H. BEALE                 Director
     --------------------------------------                                        November 13, 2000
                Julian H. Beale

             /s/ RICHARD A. CHARPIE               Director
     --------------------------------------                                        November 13, 2000
               Richard A. Charpie

                /s/ ROGER BROOKS                  Director
     --------------------------------------                                        November 13, 2000
                  Roger Brooks

            /s/ ROBERT P. SCHECHTER               Director
     --------------------------------------                                        November 13, 2000
              Robert P. Schechter

                                 EXHIBIT INDEX

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
                ++1.1   Form of Underwriting Agreement
                 *2.1   Agreement and Plan of Merger, dated February 11, 2000, by
                        and among the Registrant, Moldflow Merger Corp. (a
                        subsidiary of the Registrant), Advanced CAE Technology, Inc.
                        d/b/a C-Mold ("C-Mold") and certain stockholders of C-Mold.
                **3.1   Third Amended and Restated Certificate of Incorporation of
                        the Registrant.
                **3.2   Second Amended and Restated By-laws of the Registrant.
                 *4.1   Specimen certificate for shares of Common Stock, $.01 par
                        value, of the Registrant.
                  5.1   Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities offered.
                *10.1   Indenture of Lease, dated October 15, 1996, between Moldflow
                        Pty. Ltd and Mortimer B. Zuckerman and Edward H. Linde,
                        Trustees of 91 Hartwell Avenue Trust, which relates to space in a certain building known as, and with an address at, 91
                        Hartwell Avenue, Lexington, Massachusetts.
                *10.2   Acknowledgment of Assumption of Lease, dated June 28, 1999, by and among Boston Properties Limited Partnership (as
                        successor-in-interest to the Trustees of 91 Hartwell Avenue
                        Trust), Moldflow Pty. Ltd and the Registrant.
                *10.3   Stock Purchase Agreement, dated August 25, 1998, among
                        Ampersand Specialty Materials and Chemicals III Limited
                        Partnership ("Ampersand III"), Ampersand Specialty Materials
                        and Chemicals Companion Fund III Limited Partnership
                        ("Ampersand III CF"), JTC Investment Management Pty., Ltd.
                        ("JTC") and Westpac Custodian Nominees Limited (as nominee for NJI No. 1(A) Investment Fund and NJI No. 1(B) Investment
                        Fund) ("Westpac").
                *10.4   Shareholders Agreement, dated July 18, 1997, ("Shareholders
                        Agreement") by and among the Registrant, Thomas Investments
                        Australia Pty Ltd ("Thomas"), Helmet Investments Australia
                        Pty Ltd ("Helmet"), Floatflow Pty Ltd ("Floatflow"), JTC,
                        Westpac, Ampersand Specialty Materials and Chemicals II
                        Limited Partnership ("Ampersand II"), Ampersand III,
                        Ampersand III CF and Mazza & Riley, Inc.
                *10.5   First Amendment to Shareholders Agreement, dated October 24,
                        1997.
                *10.6   Amended and Restated Credit Agreement, dated January 28,
                        1998, ("Amended and Restated Credit Agreement") by and among the Registrant, Thomas, Helmet, Floatflow, JTC, Westpac,
                        Ampersand II, Ampersand III and Ampersand III CF.
                *10.7   First Amendment to Amended and Restated Credit Agreement,
                        dated August 25, 1998.
                *10.8   Termination of Amended and Restated Credit Agreement.
                *10.9   Loan Agreement, dated April 23, 1998, by and among Silicon
                        Valley Bank, the Registrant, Moldflow International Pty.
                        Ltd. and Moldflow Pty. Ltd.
               *10.10   Loan Document Modification Agreement No. 2, dated November
                        30, 1998, by and between Silicon Valley Bank and the
                        Registrant.
               *10.11   Amendment to Loan Modification Agreement No. 2, dated
                        January 19, 1999, by and between Valley Bank and the
                        Registrant.
               *10.12   Loan Document Modification Agreement No. 3, dated as of June
                        1, 1999, by and between Silicon Valley Bank and the
                        Registrant.
               *10.13   Loan Modification Agreement No. 4, dated as of October 22,
                        1999, by and between Silicon Valley Bank and Registrant.
               *10.14   Warrant to Purchase Common Stock, dated April 23, 1998,
                        issued by the Registrant to Silicon Valley Bank.
               *10.15   Stock Restriction Agreement, dated July 1, 1998, between the
                        Registrant and Marc J.L. Dulude.

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
               *10.16   Amended and Restated Promissory Note, dated September 9,
                        1999, issued by Marc J.L. Dulude in favor of the Registrant.
               *10.17   Stock Restriction Agreement, dated July 1, 1998, between the
                        Registrant and Suzanne E. Rogers.
               *10.18   Amended and Restated Promissory Note, dated September 9,
                        1999, issued by Suzanne E. Rogers in favor of the
                        Registrant.
               *10.19   Stock Restriction Agreement, dated July 1, 1998, between the
                        Registrant and Kenneth R. Welch.
               *10.20   Amended and Restated Promissory Note, dated September 9,
                        1999, issued by Kenneth R. Welch in favor of the Registrant.
               *10.21   Stock Restriction Agreement, dated July 1, 1998, between the
                        Registrant and Richard M. Underwood.
               *10.22   Amended and Restated Promissory Note, dated September 9,
                        1999, issued by Richard M. Underwood in favor of the
                        Registrant.
               *10.23   Service Agreement, dated July 1, 1994, between Moldflow Pty.
                        Ltd. and A. Roland Thomas.
               *10.24   Letter Amendment, dated June 30, 1997, to Service Agreement between Moldflow Pty. Ltd. and A. Roland Thomas.
               *10.25   Letter Agreement dated July 1, 1999, to Service Agreement
                        between Moldflow Pty. Ltd. and A. Roland Thomas.
               *10.26   Loan Agreement, dated July 1, 1999 between Moldflow Pty.
                        Ltd. and A. Roland Thomas.
               *10.27   Moldflow Corporation 2000 Stock Option and Incentive Plan.
               *10.28   Form of Incentive Stock Option Agreement under the Moldflow
                        Corporation 2000 Stock Option and Incentive Plan.
               *10.29   Form of Non-Qualified Stock Option Agreement under the
                        Moldflow Corporation 2000 Stock Option and Incentive Plan.
               *10.30   Moldflow Corporation Employee Stock Purchase Plan.
               *10.31   Moldflow Corporation 1997 Equity Incentive Plan.
               *10.32   Form of Incentive Stock Option Agreement under the Moldflow
                        Corporation 1997 Equity Incentive Plan.
               *10.33   Form of Non-Qualified Stock Option Agreement under the
                        Moldflow Corporation 1997 Equity Incentive Plan.
               *10.34   Form of Non-Qualified Stock Option Agreement for Australian
                        employees under the Moldflow Corporation 1997 Equity
                        Incentive Plan.
               *10.35   Employment Agreement, dated February 1, 2000, between the
                        Registrant and Marc J.L. Dulude.
               *10.36   Employment Agreement, dated February 1, 2000, between the
                        Registrant and Suzanne E. Rogers.
               *10.37   Employment Agreement, dated February 1, 2000, between the
                        Registrant and Kenneth R. Welch.
               *10.38   Employment Agreement, dated February 1, 2000, between the
                        Registrant and Richard M. Underwood.
               *10.39   Employment Agreement, dated March 20, 2000, between the
                        Registrant and A. Roland Thomas.
               *10.40   Form of Director Indemnification Agreement entered into
                        between the Registrant and each non-employee director.
               *10.41   Form of Non-Qualified Stock Option Agreement for
                        Non-Employee Directors under the Moldflow Corporation 2000
                        Stock Option and Incentive Plan.

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
               +10.42   Lease, dated as of June 16, 2000 by and between Wayland
                        Business Center, LLC as Landlord and Moldflow Corporation as
                        Tenant.
               +10.43   Amendment No. 1 Employment Agreement dated March 20, 2000
                        between Moldflow Corporation and A. Roland Thomas.
                +21.1   Subsidiaries of the Registrant.
                 23.1   Consent of Goodwin, Procter & Hoar LLP (included in Exhibit
                        5.1 hereto).
                 23.2   Consent of PricewaterhouseCoopers LLP.
                 24.1   Powers of Attorney (included on pages II-7 and II-8).

------------------------

 * Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-95289) and incorporated by reference thereto.

** Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2000 and incorporated by reference thereto.

+ Previously filed as an exhibit to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 22, 2000 and incorporated by reference thereto.

++  To be filed by amendment.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
and Stockholders of Moldflow Corporation

Our audits of the consolidated financial statements of Moldflow Corporation referred to in our report dated August 8, 2000, appearing in the Prospectus constituting part of this Registration Statement on Form S-1 of Moldflow Corporation, also included an audit of the financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Boston, Massachusetts
August 8, 2000

                                  SCHEDULE II

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS OF MOLDFLOW CORPORATION

                                                    BEGINNING                                ENDING
ITEM                                                 BALANCE    ADDITIONS   DEDUCTIONS      BALANCE
----                                                ---------   ---------   ----------      --------
                                                                     (IN THOUSANDS)
For the year ended June 30, 1998:
  Allowance for doubtful accounts.................   $  347     $    275(a)  $   (83)(b)     $  539
  Deferred tax asset valuation allowance..........    7,378            5(a)   (1,090)(c)      6,293
For the year ended June 30, 1999:
  Allowance for doubtful accounts.................      539           33(a)     (340)(b)        232
  Deferred tax asset valuation allowance..........    6,293          416(a)     (173)(c)      6,536
For the year ended June 30, 2000:
  Allowance for doubtful accounts.................      232          639(a)     (165)(b)        706
  Deferred tax asset valuation allowance..........    6,536        1,071(a)   (2,310)(c)      5,297

------------------------

(a) Additional provisions and foreign currency translation effects.

(b) Specific write-offs and foreign currency translation effects.

(c) Utilization of net operating losses, reductions in other deferred tax assets and foreign currency translation effects.

                                      S-2